As submitted confidentially with the Securities and Exchange Commission on July 30, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Norcraft Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2430	37-1738347
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

Telephone: (800) 297-0661

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leigh Ginter

Chief Financial Officer 3020 Denmark Avenue, Suite 100

Eagan, MN 55121

Telephone: (800) 297-0661

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel Evans, Esq. Carl Marcellino, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 596-9000 Facsimile: (212) 596-9090	Richard Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Calculated pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 30, 2013

PRELIMINARY PROSPECTUS

                Shares

Norcraft Companies, Inc.

Common Stock

$        per share

This is the initial public offering of our common stock. We are selling                shares of our common stock. We currently expect the initial public offering price to be between $        and $        per share of common stock.

We have granted the underwriters an option to purchase up to                additional shares of common stock.

We intend to apply to list our shares on a national securities exchange under the symbol “        .”

We are an “emerging growth company” under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Company (before expenses)(1)	$	$

(1)	Certain expenses related to the review and qualification of the offering of the shares of common stock by the Financial Regulatory Authority, Inc. (“FINRA”) will be paid by us. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                 , 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	UBS Investment Bank

Deutsche Bank Securities	RBC Capital Markets

                , 2013.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

Market and Other Industry Data

Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite.

Trademarks

We are the owner of various U.S. federal trademark registrations(®) and registration applications(TM), including for the following marks referred to in this prospectus pursuant to applicable U.S. intellectual property laws: “Norcraft Companies®,” “StarMark Cabinetry®,” “FieldstoneTM,” “Fieldstone CabinetryTM,” “Brookwood®,” “Kitchen and Bath Ideas®,” “UltraCraft®,” “Vision®,” “Destiny®,” “Entree®,” “Mid Continent CabinetryTM,” “Mid Continent Pro SeriesTM,” “Mid Continent Signature SeriesTM,” “Norcraft Cabinetry®,” “Urban EffectsTM,” and the registered Norcraft Cabinetry logo, Norcraft Companies, L.L.C. logo, and StarMark logo.

We rely on a combination of trademarks, copyrights and trade secret protection, employee and third party non-disclosure agreements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered and unregistered trademarks, which we believe are widely recognized in the cabinetry industry. With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use of our intellectual property. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. To date, we have not relied on patents in operating our business.

The Reorganization

Prior to the consummation of the offering:

•

the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.;

•

the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively;

•

all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and

•	Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc.

ii

As a result of these transactions, Norcraft Holdings, L.P., Norcraft Blocker Corp. I (formerly SKM Norcraft Corp.) and Norcraft Blocker Corp. II (formerly Trimaran Cabinet Corp.) will become subsidiaries of Norcraft Companies, Inc. Norcraft Holdings, L.P. will become owned         % by Norcraft Companies, Inc.,         % by Norcraft Blocker Corp. I, and         % by Norcraft Blocker Corp. II. Norcraft Intermediate Holdings, L.P. will remain a wholly owned subsidiary of Norcraft Holdings, L.P. and Norcraft Companies, L.P. will remain a wholly owned subsidiary of Norcraft Intermediate Holdings, L.P. We refer to these contributions as the “Reorganization” in this prospectus. See “the Reorganization.”

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company”, “Norcraft”, “we”, “us” and “our” refer to Norcraft Holdings, L.P. and its consolidated subsidiaries prior to the Reorganization and Norcraft Companies, Inc. and its consolidated subsidiaries after the Reorganization. References in this prospectus to years are to our fiscal years, which end on December 31. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our Company

We are a leading manufacturer of kitchen and bathroom cabinetry in the U.S. and Canada, producing a broad range of high-quality cabinetry across most price points. Our business is conducted through four business divisions (each with its own president or general manager) and we market our products through seven main brands, primarily through cabinet dealers. We believe that our comprehensive product portfolio and low cost, strategically located manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other cabinet manufacturers. During the year ended December 31, 2012, we believe that approximately two-thirds of our net sales were to the home repair and remodeling market and the remaining net sales were to the new residential construction market. For the twelve-month period ended March 31, 2013, we generated net sales of $298.3 million, Adjusted EBITDA of $34.9 million and a net loss of $8.4 million. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Historical Condensed Consolidated Financial Information.”

We are a single source supplier of one of the most comprehensive product offerings in the industry that encompasses a variety of price points, styles, materials and customization levels. Our product offering includes stock and semi-custom cabinets manufactured in both framed and full access styles, and more than 600,000 door and finish combinations. We have seven main brands, encompassing the full range of products, including: Mid Continent Cabinetry, Norcraft Cabinetry, Brookwood Cabinetry, Fieldstone Cabinetry, StarMark Cabinetry, UltraCraft, and Urban Effects. We focus on product innovation and design, seeking to continuously enhance existing products and develop new products to support our brands and meet the changing demands of our customers.

We sell our products primarily to kitchen and bathroom cabinet dealers. For the year ended December 31, 2012, kitchen and bathroom cabinet dealers accounted for 87% of our net sales, home builders accounted for 8% and wholesale retailers, or wholetailers, accounted for 5% of net sales. We believe our focus on kitchen and bathroom cabinet dealers enhances our ability to sell our stock and semi-custom cabinet offerings. We have an extensive network of nearly 2,000 active customers and 118 internal and independent sales representatives (of which 104 are dedicated exclusively to one of Norcraft’s divisions). We have six manufacturing facilities and North American distribution capabilities for all of our brands through two service and distribution centers, and four warehouses that are strategically located throughout the U.S. and Canada. We also have five company-owned retail locations.

Our Products

Our business is conducted through four business divisions that each target different segments of the cabinet market. Each of our four divisions is run by a separate president or general manager, a structure which we believe provides us with an operational advantage due to enhanced accountability and focus. We believe our multi brand strategy with differentiated products across various price points, as well as our on-time delivery and high level of customer service, provide us with a competitive advantage. Each brand represents a distinct product line with little or no overlap. As a result, we are able to aggressively market each of our brands to a broad range of customers with dedicated sales representatives without significantly competing with our other brands. We believe each brand is well recognized and highly respected throughout the industry due to attractive styling, flexibility, quality and value.

The following table lists the products that we manufacture and sell:

Division	Mid Continent Cabinetry	StarMark Cabinetry	UltraCraft Cabinetry	Urban Effects
2012 Sales	$144 million	$79 million	$42 million	$23 million

% of Total 2012 Sales	50%	27%	15%	8%

Brands

Lines	Signature Series Pro Series

Average Price Per Cabinet	Signature Series: $267 Pro Series: $122	Brookwood: $579 Fieldstone: $493 StarMark: $414	Destiny: $484 Vision: $241	Urban Effects: $234

Customization	Stock and Semi-custom	Semi-custom	Semi-custom	Semi-custom

Framed / Full Access	Framed	Framed	Full Access	Full Access

Production Facilities	Newton, Kansas Cottonwood, Minnesota Lynchburg, Virginia	Sioux Falls, South Dakota	Liberty, North Carolina	Winnipeg, Canada

# of Door & Finish Combinations	150 door styles 2,500 door and finish combinations	500 door styles 600,000 door and finish combinations	260 door styles 16,000 door and finish combinations	150 door styles 2,500 door and finish combinations

Industry Overview and Trends

The U.S. cabinet industry is large and fragmented. According to the Freedonia Group, cabinet industry sales were $10.3 billion in 2011 and are projected to grow 49% to $15.3 billion by 2016. In 2006, cabinet industry sales were $15.0 billion. We believe there are over 5,000 cabinet manufacturers, the majority of which operate locally with fewer than 50 employees. Furthermore, we estimate that only five cabinet manufacturers, including Norcraft, had an excess of $250 million in annual cabinet sales in 2012. We believe this fragmentation provides a significant opportunity for larger manufacturers to gain market share by providing superior customer service and offering products on a national scale across a broad range of price points, styles, materials and customization levels.

Residential Construction Demand Drivers.    Demand for cabinets is primarily driven by repair and remodeling spending and new housing starts. We believe that a U.S. new home construction and repair and remodeling recovery is currently underway on a national basis, driven by certain key macroeconomic factors including an improving economy, increasing household formation, near historic lows of new home affordability, significant declines in homes available for sale, increased sales of existing homes and home price appreciation.

Total new home starts have averaged approximately 1.5 million per year from 1968 to 2012 and declined to reach historic lows for starts in 2009 at 554,000. Since then, starts have recovered to reach 781,000 in 2012, and a seasonally adjusted rate of 836,000 in June 2013. According to S&P, housing starts will grow by 24% in 2013 to reach 970,000, by 29% in 2014 to reach 1.25 million and by 25% in 2015 to reach 1.56 million.

Repair and remodeling spending has historically been more stable than new home construction. According to Global Insight, total annual expenditures for residential improvements peaked at $146 billion. Expenditures decreased 23% to $112 billion from 2006 to 2010 but have increased 10% since then to reach $123 billion in 2012. Global Insight projects that annual expenditures will increase to $181 billion in 2015, an increase of 46% from 2012. Primary drivers for repair and remodeling spending will continue to be growth in household formation, favorable demographics, aging of the housing stock, consumer confidence, existing home sales and home price appreciation.

Product Categories.    The U.S. market for cabinets is comprised of three major categories: stock, semi-custom and custom. According to the Kitchen Cabinet Manufacturers Association (“KCMA”), as of 2012, stock cabinetry represented an estimated 45% of the market by sales. Stock cabinetry is the lowest cost category and characterized as primarily made-to-order with the fewest set of options, which are generally limited to standard manufacturing guidelines. Semi-custom cabinetry is higher-priced and represented an estimated 47% of the market, according to the KCMA. In contrast to stock cabinets, semi-custom products are made-to-order from a broader set of options. Custom represents the highest price point and accounted for an estimated 8% of the market, according to the KCMA. Custom cabinets are made-to-order, with the widest variety of materials, finishes and options.

Distribution Channels.    Cabinet products are generally distributed through four main channels: cabinet dealers, home centers, wholetailers and direct to home builders. According to Freedonia Group, the cabinet dealer, wholetailer and other channels accounted for approximately 70% of U.S. cabinet industry sales in 2011. Cabinet dealers and wholetailers are two highly fragmented channels with thousands of combined outlets. Cabinet dealers play an important role in educating the consumer about the benefits of the various cabinetry options, and as a result, they often influence the consumer’s decision at the point-of-sale given consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with a cabinet dealer.

Wholetailers are two-step distributors who supply cabinet dealers. The home center channel is dominated by “big box” retailers such as The Home Depot and Lowe’s and typically serves the do-it-yourself (“DIY”), remodeling and contractor markets that are more focused on price. The home builder channel is also highly fragmented, with more than 5,000 builders.

Cabinet Trends.    Kitchen and bathroom renovations, which are among the most common home improvement projects, frequently include cabinet replacement. According to Freedonia Group, cabinet demand in coming years will be boosted by homeowners’ increasing desire for larger kitchens. Whereas older homes placed less emphasis on the kitchen relative to the design and features of other common areas, current consumer preferences reflect the kitchen’s new role as a central gathering place within the home. As housing conditions and prices continue to improve, we believe cabinet customers will continue to select higher priced units with additional value-added features. Furthermore, kitchen remodeling typically provides a homeowner with one of the highest returns of home repair and remodeling projects, particularly among higher ticket projects. According to Remodeling Magazine, major and minor kitchen remodels maintain current cost-recouped ratios (defined as resale value as percent of job cost) of 69% and 75%, respectively, for midrange projects. This is well above the total repair and remodel ratio of less than 61% and meaningfully greater than 2012 (from 66% and 72% in 2012, respectively).

Our Competitive Strengths

We believe that we benefit significantly from the following competitive strengths:

Highly Experienced and Incentivized Management Team.    Our senior management team has an average of nearly 25 years experience in the building products industry, and has demonstrated proven operational capabilities through multiple business cycles. We are led by our CEO Mark Buller, who has spent more than 25 years in the cabinet industry including the last 17 years as the CEO or division president of a cabinet manufacturer. His family has been a pioneer in the full access cabinet industry in North America, having co-founded Kitchen Craft Cabinets in 1971. Reporting to Mr. Buller, we have three divisional presidents and one general manager who have full accountability for their businesses. They each have strong operational capabilities and extensive experience working with cabinet dealers, each with strong relationships in this critical customer channel. Our senior management team is highly incentivized to succeed and we currently expect that the Buller family and our senior management team will beneficially hold approximately     % of our outstanding shares on a fully-diluted basis immediately following this offering.

Focus on Cabinet Dealer Network.    We believe our ability to consistently provide a superior customer value proposition has enabled us to effectively serve and strategically focus on the attractive dealer and wholetailer channels, which represents 65% of the market by sales according to Freedonia Group. Our customer value proposition is comprised of what we believe is superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe the consistent delivery of our customer value proposition has enabled us to develop strong and entrenched relationships with our extensive national network of approximately 1,700 cabinet dealers and wholetailers. Our focus specifically on cabinet dealers, which are typically specialized, owner-operated and feature comparatively complex and high margin products, allows us to target what we believe is the most attractive distribution channel. Furthermore, a dealer must invest significantly in the brands they sell including display costs and time needed to learn the different product offerings. As a result, cabinet dealers typically carry one or two brands per price point and brand switching rates are low. The cabinet dealer channel is also oriented towards facilitated sales and customer service which is conducive to selling more customized and higher priced products such as ours, and minimizes working capital requirements as most cabinets are made-to-order.

Best-in-Class Cabinet Manufacturer with Multiple Premier Brands.    We are one of North America’s largest manufacturers of kitchen and bathroom cabinetry and we market our products through established national brands that are well recognized and respected by professionals and DIYs. Each of our domestic brands has been in operation for at least 25 years and covers a full line of price points, styles, materials and customization levels. Through these brands, we offer more than 600,000 door and finish combinations for cabinets with an average price range of $122-$579 per cabinet. Our comprehensive offering of cabinets allows us to compete in multiple market segments and be a one-stop supplier for customers. Additionally, our warranty expense rates have remained at consistently low levels and our on-time product delivery and completed order performance have also remained at consistently high levels. We believe these consistently high service levels have further helped us develop and sustain strong relationships with our customers.

Unique Organizational Structure and Strong Operational Focus.    We believe our strong performance relative to our peers is attributable in part to our unique organizational structure. Each of our four divisions is led by a separate president or general manager, who is responsible for all aspects of his division. In addition, most of our sales representatives are responsible for only one brand which we believe leads to superior product knowledge, responsiveness to consumer preferences and better customer service. This structure provides strength through enhanced accountability as each president or general manager is chiefly responsible for the performance of his division and associated brands and enhances our responsiveness to changes to market conditions. Beginning in 2006, we began to reduce our cost base in anticipation of a market slowdown. Between 2007 and 2010 we reduced our U.S. fixed cost base by approximately $19.0 million. These initiatives allowed us to maintain industry leading EBITDA margins while gaining market share through the downturn and have augmented our operating leverage, which we believe will improve our profitability as the residential housing market rebounds and volumes increase.

Culture of Customer Service and Product Innovation.    We have been able to maintain and grow our customer base through outstanding customer service, quick delivery time, and superior product offering and quality. Currently, we have nearly 2,000 active customers, which increased from approximately 1,900 active customers in 2010. To serve our growing customer base, we have made significant investments in our employees and continue to enhance our sales team. In 2011 and 2012 we increased our sales force by 24% to meet increasing demand from market growth and share gains. Our sales team is important in maintaining and increasing our customer base as well as providing feedback for new product development. As part of our sustained focus on our customer value proposition we seek to continually introduce innovative new products across all of our brands to address changes in consumer preferences or to enhance our existing product offering. Sales from new product introductions over the last 2 years represent approximately 14% of our 2012 sales, excluding Urban Effects. We believe new product introductions will continue to help us capture market share.

Low-Cost, Strategically Located Operations.    We operate six strategically located manufacturing facilities in the U.S. and Canada, which allows us to offer national distribution. A number of our facilities are vertically integrated, enabling them to manufacture and fully assemble cabinet doors, as well as perform machining, assembly and finishing operations. With a focus on low cost sourcing, we purchased approximately 25% of our raw materials from countries with lower costs than the U.S. for the year ended December 31, 2012.

Our Growth Strategy

Our financial and operational success has been driven by a focus on our network of cabinet dealers and wholetailers and providing accurate, timely deliveries of high quality products at competitive prices, supported by strong customer service. We will continue to seek to increase market share and improve margins through the principal strategies outlined below.

Capitalize on Accelerating Growth in Housing and Design Trends in Cabinetry Demand.    As a leading manufacturer of cabinets, we intend to capitalize on the continued recovery in the new housing construction and repair and remodeling markets, which has increased cabinet demand. In addition, we believe cabinet demand is further lifted by design trends towards larger kitchens and more customized cabinets. We have made significant investments in our sales force, among other areas, and believe we can benefit from this growth and capture market share. We believe our broad product portfolio and significant operating leverage will result in growth across our end-markets.

Drive Improved Profitability.    We are highly focused on increasing Adjusted EBITDA margin going forward through a combination of leveraging our fixed costs, operational improvements, product mix and price increases. As housing conditions (new home construction and repair and remodeling) continue to improve, and demand for cabinetry continues to increase, we expect to generate significant operating leverage as capacity utilization increases. In this scenario, we would also expect to sell a greater proportion of higher margin products as customer preferences shift back towards more customized cabinets. We had peak Adjusted EBITDA margins of over 18.0% during the later portion of the year ended December 31, 2007, compared to Adjusted EBITDA margins of 11.7% for the twelve-month period ended March 31, 2013. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Consolidated Financial and Other Data.”

Continue to Gain Market Share through Expansion of Our Cabinet Dealer Network and Other Customer Segments.    We intend to continue adding new customers to our network and to expand our sales to our existing base of nearly 2,000 active customers, including approximately 1,700 cabinet dealers and wholetailers. We believe expanding share with current cabinet dealers and attracting additional cabinet dealers to our network will result in a substantial opportunity for growth. Our four divisions, with distinct product offerings in all segments of the market, allow us to effectively manage our brand positioning and be highly responsive to our customers. We aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays. In addition, we will continue to opportunistically target customer segments such as the direct to home builders channel, for profitable growth. Geographically, we have targeted cabinet dealers in Canada and certain regions of the U.S. with our Urban Effects brand. In pursuit of this initiative, we transitioned our Winnipeg, Canada plant from a component manufacturer providing door and frame parts for the Mid Continent division to the complete cabinet line producer for the Urban Effects division. This enabled the Company to generate incremental sales through both product expansion and sales territory growth. Urban Effects represents a price point opportunity in a high margin product segment. Our management team’s previous success in the Canadian marketplace has enabled us to grow Urban Effects revenue in Canada from virtually nothing in 2008 to $23.7 million in 2012, which currently represents 98% of our Canadian sales.

Continued New Product Introductions.    Our organic growth has been driven by our frequent and successful new product introductions and, more typically, by introducing new door styles and finishes to existing product lines. These initiatives generate new sales with cabinet dealers who seek to update their product offerings. Furthermore, we have streamlined our product development cycle and significantly improved our time to market for such products, providing us with a greater opportunity to increase sales at each of our brands. We believe we will be able to continue to deliver new product introductions each year to support further organic growth.

Implications of being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS act. As an emerging growth company, we intend to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of our fiscal year, we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The Reorganization

Prior to the consummation of the offering:

•

the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.;

•

the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively;

•

all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and

•	Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc.

As a result of these transactions, Norcraft Holdings, L.P., Norcraft Blocker Corp. I (formerly SKM Norcraft Corp.) and Norcraft Blocker Corp. II (formerly Trimaran Cabinet Corp.) will become subsidiaries of Norcraft Companies, Inc. Norcraft Holdings, L.P. will become owned             % by Norcraft Companies, Inc.,             % by Norcraft Blocker Corp. I, and             % by Norcraft Blocker Corp. II. Norcraft Intermediate Holdings, L.P. will remain a wholly owned subsidiary of Norcraft Holdings, L.P. and Norcraft Companies, L.P. will remain a wholly owned subsidiary of Norcraft Intermediate Holdings, L.P. We refer to these contributions as the “Reorganization” in this prospectus. See “the Reorganization.”

Norcraft Companies, Inc. has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Norcraft Companies, Inc. was formed solely for the purpose of reorganizing the organizational structure of Norcraft Holdings, L.P., so that the issuer is a corporation rather than a limited partnership and so that all of our existing investors will own common stock rather than equity interests in a limited partnership.

Post-Reorganization Corporate Structure

Set forth below is the ownership structure of Norcraft Companies, Inc. and its subsidiaries following the consummation of the Reorganization.

Selected Risks

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors” before investing in our common stock. These risks include, but are not limited to, the following:

•	the state of the homebuilding industry and repair and remodeling activity;

•	competitive industry dynamics;

•	our ability to maintain profitability;

•	our dependence on senior management and key personnel;

•	inflation or deflation of commodity prices;

•	our ability to attract and retain key employees; and

•	product shortages and relationships with key suppliers.

Our History

We were founded as Marshall Millworks, Inc. in 1966 as a single millwork manufacturing facility located in Marshall, Minnesota. For the next 32 years, Marshall Millworks sold its products under the Mid Continent brand and grew organically, adding capacity as needed to support growth. Marshall Millworks subsequently changed its name to Norcraft Companies, Inc. and, in 1998, Norcraft Companies, L.L.C. was formed and acquired the operating business of Norcraft Companies, Inc. In June 2000, we acquired the assets of The UltraCraft Company, located in Liberty, North Carolina, in order to expand our product offering and customer base through the addition of a semi-custom full access cabinetry line. To further expand the breadth of our product offering, market presence and manufacturing capabilities, we acquired the StarMark and Fieldstone brands with the acquisition of the assets of StarMark, Inc., located in Sioux Falls, South Dakota, in March 2002.

On October 21, 2003, Norcraft Holdings, L.P., a new entity formed at the direction of SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives, acquired 100% of the outstanding membership units of Norcraft Companies, L.L.C. from the then-existing unitholders. Norcraft Companies, L.L.C. converted to a Delaware limited partnership and is now Norcraft Companies, L.P.

Norcraft Canada Corporation became a wholly-owned subsidiary of Norcraft Companies, L.P. In addition, the members of our senior management team exchanged a majority of their membership units in Norcraft Companies, L.L.C. for limited partnership units of Norcraft Holdings, L.P. and further, forwent cash bonuses relating to the Acquisition payable after the closing in consideration for the right to receive additional limited partnership units of Norcraft Holdings, L.P. in the future. The general partner of Norcraft Companies, L.P. and Norcraft Holdings, L.P. is Norcraft GP, L.L.C., a Delaware limited liability company whose members are investors controlled by SKM Equity Fund III, Trimaran Fund II, L.L.C. and Mark Buller and his relatives.

Our Sponsors

Apax Partners, L.P. (“Apax Partners”), the successor to Saunders Karp & Megrue (“SKM”), is one of the world’s leading private equity investment groups. It operates across the United States, Europe and Asia and has more than 35 years of investing experience. Funds under the advice and management of Apax Partners globally total over $35.0 billion. These funds provide long-term equity financing to build and strengthen world-class companies. Funds advised by Apax Partners invest in companies across its global sectors of Tech & Telecom, Retail & Consumer, Media, Healthcare and Financial & Business Services.

Certain former members of SKM that were responsible for its investment in Norcraft Holdings, L.P. formed KarpReilly, LLC in 2007, which was engaged by Apax Partners to continue to manage the investment through representation on the board of managers of Norcraft GP, L.L.C., the general partner of Norcraft Holdings, L.P. and Norcraft Companies, L.P. KarpReilly is a private equity firm that partners with premier growth companies to help them achieve their long-term vision. KarpReilly takes an active role in working with portfolio companies to strengthen management teams and invest in systems, people and proceeds to support growth. KarpReilly currently manages funds and affiliates with capital commitments in excess of $500 million.

Trimaran Capital Partners (“Trimaran”) is a private asset management firm, headquartered in New York. Since 1995, Trimaran has completed 60 private equity investments totaling over $1.3 billion of equity capital, including investments in the manufacturing, health care, restaurants, retail, education, media, financial services and utilities sectors.

The Buller family has over 42 years of experience in the cabinetry industry. Herb Buller, Mark Buller’s father, co-founded Kitchen Craft Cabinets, a Canadian cabinetry maker, in 1971. Mark Buller has over 25 years of experience in the cabinetry industry and has been a chief executive officer or division president of a cabinet manufacturer during the past 17 years.

As used in this prospectus, the term “Sponsors” refers to Apax Partners, KarpReilly and Trimaran. See “Certain Relationships and Related Party Transactions” and “Security Ownership of Beneficial Owners and Management” and the documents referred to herein for more information with respect to our relationship with funds advised by our Sponsors.

Corporate Information

Our principal executive offices are located at 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121. Our telephone number is (800) 297-0661 and our website can be found at www.norcraftcompanies.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $ million, based on an assumed offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to redeem certain of Norcraft Companies, L.P.’s outstanding senior secured second lien notes. See “Use of Proceeds.”

Listing	We intend to apply to have our common stock listed on a national securities exchange under the symbol “ .”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

References in this section to number of shares of common stock to be issued and outstanding after this offering is based on shares issued and outstanding as of                 , 2013 on a pro forma basis to give effect to the Reorganization, and excludes:

•

                shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $         per share (of which                 shares are issuable upon exercise of vested stock options as of                 , 2013; and

•	shares of common stock reserved for issuance, and not subject to outstanding options, under the 2003 Norcraft Holdings, L.P. Amended and Restated Management Incentive Plan (the “2003 Incentive Plan”).

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares; and

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Consolidated Financial and Other Data

The following tables summarize consolidated financial information of Norcraft Holdings, L.P., our predecessor company, as well as pro forma information that reflects the impact of income taxes. We were formed on July 23, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Norcraft Holdings, L.P., so that the issuer is a corporation rather than a limited partnership and all of our existing investors will own common stock rather than equity interests in a limited partnership.

The summary historical financial data as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of March 31, 2013 and for the three month periods ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2010 has been derived from our audited consolidated financial statements for such year, which are not included in this prospectus. The summary consolidated balance sheet data as of March 31, 2012 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2013. The unaudited pro forma information is based on assumptions and includes adjustments as explained in the notes to the table. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved for this period or that may be achieved in the future.

This summary historical consolidated financial and other data and pro forma consolidated financial data should be read in conjunction with the disclosures set forth under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

(Dollars in thousands)	Years Ended December 31,				Three Months Ended March 31,
	2010	2011	2012		2012	2013
					(unaudited)
Consolidated Statements of Comprehensive Loss:
Net sales	$262,568	$269,305		$288,782	$67,862		$77,348
Cost of sales	187,482	195,853		215,274	49,942		57,578

Gross profit	75,086	73,452		73,508	17,920		19,770
Selling, general and administrative expenses	50,402	51,099		54,144	13,179		13,856

Income from operations	24,684	22,353		19,364	4,741		5,914
Other expense:
Interest expense, net	25,327	25,706		25,819	6,450		6,447
Amortization of deferred financing cots	1,589	3,046		3,120	780		780
Other expense, net	26	264		(16)	27		10

Total other expense	26,942	29,016		28,923	7,257		7,237

Net loss	(2,258)	(6,663)		(9,559)	(2,516)		(1,323)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,611	(295)		219	223		(191)

Total other comprehensive income (loss)	1,611	(295)		219	223		(191)

Comprehensive loss	$(647)	$(6,958)		$(9,340)	$(2,293)		$(1,514)

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$28,657	$24,185		$23,019	$28,730		$27,431
Total current assets	65,560	63,615		65,263	72,260		75,886
Total assets	266,753	263,670		256,143	269,914		264,174
Total current liabilities	25,623	20,341		22,026	28,852		31,570
Total liabilities	257,062	260,615		262,201	269,116		271,738
Members’ equity subject to put request	12,139	8,309		6,926	8,524		7,372
Members’ deficit	(2,448)	(5,254)		(12,984)	(7,726)		(14,936)

Other Financial Data:
EBITDA(1)	$39,012	$35,766		$32,657	$8,031		$9,280
Adjusted EBITDA(1)	$39,002	$36,766		$33,657	$8,281		$9,530

Pro forma C corporation data (unaudited):
Historical net loss before taxes				$(9,559)			$(1,323)
Pro forma income tax (expense) benefit(2)

Pro forma loss			$			$

Pro forma loss per share:
Basic
Diluted

(1)	We report our financial results in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), however, management believes that the evaluation of our ongoing operating results may be enhanced by a presentation of EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. We have historically presented EBITDA in our earnings releases furnished on reports filed with the SEC. As set forth below, EBITDA is net loss before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA is EBITDA before the effect of gain on insurance proceeds from a fire in Newton, Kansas in 2007, a sales tax refund in the second quarter of 2010, loss on extinguishment of debt in 2011 and our annual management fee payable under our Management and Monitoring Agreement.

We have included EBITDA and Adjusted EBITDA in this prospectus because we believe it is useful to investors in evaluating our operating performance compared to that of other companies in our industry, as its calculation eliminates the effects of financing, income taxes and the accounting effects of capital spending, as these items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for net loss, cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to those of other similarly titled measures reported by other companies. The calculation of EBITDA and Adjusted EBITDA is shown below:

	Years Ended December 31,				Three Months Ended March 31,		Twelve Months Ended
	2007	2010	2011	2012	2012	2013	March 31, 2013
Net income (loss)	$29,172	$(2,258)	$(6,663)	$(9,559)	$(2,516)	$(1,323)	$(8,366)
Interest expense, net	23,618	25,327	25,706	25,819	6,450	6,447	25,816
Depreciation	5,461	5,720	4,935	4,723	1,157	1,112	4,678
Amortization of deferred financing costs	1,540	1,589	3,046	3,120	780	780	3,120
Amortization of customer relationships	4,466	4,467	4,467	4,467	1,117	1,116	4,466
Amortization of display cabinets	6,703	4,142	4,005	4,113	1,019	1,136	4,230
State taxes	153	25	87	(26)	24	12	(38)

EBITDA	$71,113	$39,012	$35,583	$32,657	$8,031	$9,280	$33,906

Loss on debt extinguishment	—	—	183	—	—	—	—
Gain on insurance proceeds from fire in Newton, Kansas (a)	(420)	—	—	—	—	—	—
Sales tax refund (b)	—	(1,010)	—	—	—	—	—
Management fee (c)	1,000	1,000	1,000	1,000	250	250	1,000

Adjusted EBITDA	$71,693	$39,002	$36,766	$33,657	$8,281	$9,530	$34,906

(a)	Net income (loss) during the twelve months ended September 30, 2007 includes a gain on insurance proceeds from a fire in Newton, Kansas.
(b)	Net income (loss) during the year ended December 31, 2010 included a sales tax refund in the amount of $1.0 million which increased net income and correspondingly increased EBITDA, but the effect has been backed out for Adjusted EBITDA.
(c)	In connection with this offering, we intend to terminate our Management and Monitoring Agreement, which includes a $1.0 million annual management fee.

(2)	Norcraft Companies, Inc. is subject to federal and state income taxes and will file consolidated income tax returns for federal and certain state jurisdictions. If the Reorganization had been effective as of January 1, 2012, temporary differences in the book and tax basis of our owners’ investments in the Company would have resulted in an unaudited pro forma deferred tax liability of $37.8 million as of January 1, 2012. Based on our operating results and changes in the difference between these investment basis during the year ended December 31, 2012, this deferred tax liability would have decreased by $0.6 million to $37.2 million. Based on the our operating results and changes in the difference between these investment basis during the three months ended March 31, 2013, this deferred tax liability would have decreased by $0.3 million to $36.9 million.

Additionally, our net tax losses prior to January 1, 2012 would have resulted in an unaudited pro forma deferred income tax benefit of $13.6 million as of January 1, 2012, assuming a combined federal and state statutory income tax rate of 36.64%. However, as realization of such tax benefit would not have been more likely than not based on Management’s evaluation, we would have also established a valuation allowance of $13.6 million. Our net tax loss of $7.3 million for the year ended December 31, 2012 would have generated an additional unaudited pro forma deferred income tax benefit of $2.7 million, however, we would have also established an additional valuation allowance of $2.7 million to eliminate such pro forma tax benefit. Our net tax loss of $0.4 million for the three months ended March 31, 2013 would have generated an additional unaudited pro forma deferred income tax benefit of $0.1 million, however, we would have also established an additional valuation allowance of $0.1 million to eliminate such pro forma tax benefit.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

The Home Improvement And Home Building Industries Recently Experienced A Prolonged And Substantial Downturn, And The Timing And Extent Of Any Recovery In The Home Improvement And Home Building Industries Are Uncertain. Further Downturns In, Or A Delay In Or Only A Modest Recovery Of, These Industries Or The Economy Could Negatively Affect The Demand For And Pricing Of Our Products And Our Operating Results.

A significant part of our business is affected by levels of home improvement (including repair and remodeling). While the North American housing market stabilized during 2010, 2011, 2012 and early 2013, the prolonged decline in the housing market and downward pressure on prices had an adverse impact on our business. The home improvement industry is affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, availability of financing, interest rates and consumer confidence. A decrease in employment levels, consumer confidence or the availability of financing could negatively affect the demand for and pricing of our products which would adversely affect our results of operations. Although the market has generally been improving, it still has not reached pre-2007 levels. Due to the severity of the previous economic downturn, the market may be even more volatile at future indications of market disruptions. As a result, low levels of consumer confidence, high levels of unemployment and downward pressure on home prices in the future may make consumers reluctant to make additional investments in existing homes, such as kitchen and bath remodeling projects. In addition, more conservative lending practices, including for home equity loans which are often used to finance repairs and remodeling during the previous economic downturn, limited the ability of consumers to finance home improvements. Any future downturn with respect to these trends facing the home improvement industry, or a delay in the recovery of such trends, may lead to decreases in demand for our products.

A significant part of our business is also affected by levels of new home construction, as our products are often purchased in connection with the construction of a new home. Fewer new home buyers or the failure for the number of new home buyers to increase at expected levels may lead to a decrease in demand for our products or adversely impact or prospects and future performance.

We cannot predict the timing and extent of any recovery to the home improvement and homebuilding industries. Any renewed economic turmoil may cause unanticipated shifts in consumer preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer and our customers and could adversely affect our operating performance.

Increases In Interest Rates And The Reduced Availability Of Financing For Home Improvements May Cause Our Sales And Profitability To Decrease.

In general, demand for home improvement products may be adversely affected by increases in interest rates and the reduced availability of financing. Also, trends in the financial industry which influence the requirements used by lenders to evaluate potential buyers can result in reduced availability of financing. If interest rates or lending requirements increase and consequently, the ability of prospective buyers to finance purchases of home improvement products is adversely affected, our business, financial condition and results of operations may also be adversely impacted and the impact may be material.

We Are Dependent On Senior Management and Key Personnel, The Loss Of Whom Could Materially Affect Our Financial Performance And Prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. Our chief executive officer, Mark Buller, has over 25 years of experience in the cabinetry industry. Our other senior executives have an average of nearly 25 years experience in the building product industry. The loss of the experience and services of any of these individuals could have a material adverse effect on our revenue, our financial performance and our results of operations.

If We Do Not Maintain Strong Brands Or Respond To Changing Consumer Preferences For Cabinet Designs And Configurations And Purchasing Practices, Demand For Our Products And Our Results Could Be Adversely Affected.

The cabinetry industry in general is subject to changing consumer trends, demands and preferences. Our continued success depends largely on the introduction and acceptance by our customers of new product lines that respond to such trends, demands and preferences. Our organic growth has been driven in part by our frequent new product introductions. While we continue to invest in brand building and brand awareness, these initiatives may not be successful. We may not be able to successfully develop and design new brands. The uncertainties associated with developing and introducing new and improved products, such as gauging changing consumer preferences and successfully developing, manufacturing, marketing and selling these products, may impact the success of our product introductions. If our new or improved products do not gain widespread acceptance, demand for our products may decrease, which could negatively impact our operating results.

Although we are seeing trends for larger kitchens and bathrooms with more cabinets, if these trends shift, demand for our products could decrease. Additionally, we could in the future experience negative mix shift for certain products, with consumers demanding more value-priced products and fewer higher margin products. These shifts could negatively impact our sales and profitability. If our customers cease to increase spending on higher margin products, on which we intend to place greater emphasis, our business prospects and future performance may be adversely impacted.

Consumers are increasingly using the internet and mobile technology to research home improvement products and enhance their purchasing and ownership experience for these products. E-commerce is a rapidly developing area, and development of a successful e-commerce strategy involves significant time and resources. If we are unable to successfully execute our e-commerce strategies, our brands may lose share.

If we do not timely and effectively identify and respond to these changing consumer preferences and purchasing practices, our relationships with our customers could be harmed, the demand for our brands and products could be reduced and our results of operations could be negatively affected.

Increased Prices For Raw Materials Or Finished Goods Used In Our Products Or Increased Energy Costs Could Increase Our Cost Of Sales And Decrease Demand For Our Products, Which Could Adversely Affect Our Revenue Or Profitability.

Our profitability is affected by the prices of the raw materials and finished goods used in the manufacturing of our products. These prices may fluctuate based on a number of factors beyond our control, including, among others, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Increased prices could adversely affect our profitability or revenues. We do not have long-term supply contracts for the raw materials and finished goods used in the manufacturing of our products; however, we enter into pricing agreements with certain customers which fix their pricing for specified periods ranging from one to twelve months. Significant increases in the prices of raw materials or finished goods could adversely affect our profit margins, especially if we are not able to recover these costs by increasing the prices we charge our customers for our products. In addition, energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our production and transportation costs for our products. We may not be able to adjust the prices of our products, especially in the short-term, to recover these cost increases in energy. A continual rise in energy costs could increase our operating costs, which could adversely affect our revenue or profitability.

Interruptions In Deliveries Of Raw Materials Or Finished Goods Could Adversely Affect Our Revenue Or Profitability.

Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing of one or more products for a period of time. In addition, the manufacturing process for UltraCraft’s Vision product line includes components which are made by an Italian manufacturer using proprietary technology. The manufacturer’s failure to deliver components could cause us to cease manufacturing the Vision line products.

Our International Sourcing Subjects Us To Additional Risks And Costs, Which May Differ In Each Country In Which We Do Business And May Cause Our Profitability To Decline.

During the fiscal year ended December 31, 2012, approximately 25% of our purchases of raw materials were from vendors outside of the U.S. and Canada. We may decide to increase our international sourcing in the future. Accordingly, our future results could be harmed by a variety of factors, including: (i) introduction of non-native invasive organisms into new environments; (ii) recessionary trends in international markets; (iii) legal and regulatory changes and the burdens and costs of our compliance with a variety of laws, including trade restrictions and tariffs; (iv) difficulties in enforcing intellectual property rights; (v) increases in transportation costs or transportation delays; (vi) work stoppages and labor strikes; (vii) fluctuations in exchange rates (particularly the value of the U.S. dollar relative to other currencies); and (viii) political unrest, terrorism and economic instability. If any of these or other factors were to render the conduct of our business in a particular country undesirable or impractical, our business and financial condition could be adversely affected.

Any Reduction In Availability Of Mortgage Financing Would Adversely Affect Our Business.

During the previous economic downturn, the mortgage lending industry experienced significant instability due to, among other things, defaults on subprime loans and a resulting decline in the market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers. This led to reduced investor demand for mortgage loans and mortgage-backed securities, tightened credit requirements, reduced liquidity and increased credit risk premiums. A deterioration in credit quality among subprime and other nonconforming loans caused almost all lenders to eliminate subprime mortgages and most other loan products that are nonconforming loans, FHA/VA-eligible loans or jumbo loans (which meet conforming underwriting guidelines other than loan size). Fewer loan products and tighter loan qualifications made it more difficult for some borrowers to finance the purchase of new homes or repair or remodel existing homes. These factors reduced the demand for our products. To the extent the mortgage lending industry experiences further downturns or slowed recovery, our operations and financial results could be adversely affected.

Any Future Volatility Or Reduction In Liquidity In The Financial Markets Would Adversely Affect Our Business.

In recent years, the credit markets and the financial services industry experienced significant disruptions, characterized by the bankruptcy and failure of several financial institutions and severe limitations on credit availability. The disruptions in the financial markets adversely affected, and could continue to adversely affect, our operations in a variety of ways. The financial stability of certain of our customers was negatively impacted, which resulted in difficulties in accounts receivable collection and increased bad debt expense for us. A relapse into adverse economic conditions would cause additional financial distress for our customers and could compromise the financial condition of our suppliers, which could result in non-performance by certain of our suppliers. In addition, during the downturn our own borrowing costs increased. The disruption in the global financial markets has also impacted some of the financial institutions with which we do business.

In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on our performance as measured by credit metrics such as interest coverage and leverage ratios. Our Corporate Family rating from Moody’s Global Credit Research is a B3. Our Corporate Credit rating from Standard & Poor’s is a B. Any decrease in our ratings could increase our cost of borrowing and/or make it more difficult for us to obtain financing in the future.

Inflation Could Adversely Affect Our Business And Financial Results, Particularly In A Period Of Oversupply Of Homes.

Our cost of sales is subject to inflationary pressures. Historically, we have been able to recover the effects of inflation through sales price increases. However, we may not be able to raise prices sufficiently to keep up with the rate of inflation in the future. Further, the market may not be willing to bear the price increases we would need to make to counteract the effects of inflation. In addition, inflation is often accompanied by higher interest rates, which historically had a negative impact on housing demand, which significantly affects our business. Moreover, the cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

We May Not Effectively Compete In The Highly Fragmented And Very Competitive Cabinet Industry Market, Which May Adversely Affect Our Revenues.

We operate in the highly fragmented and very competitive cabinetry industry. Our competitors include national and local cabinetry manufacturers. These can be large consolidated operations which house their manufacturing facilities in large and efficient plants, as well as relatively small, local cabinetmakers. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate. Some of our competitors have greater resources available and are less highly leveraged, which may provide them with greater financial flexibility. Moreover, companies in other building products industries may compete with us. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our dealer network. We may have to adjust the prices of some of our products to stay competitive, which would reduce our revenues. We may not have sufficient resources to continue to make such investments or maintain our competitive position within each of the markets we serve.

We May Not Be Able to Increase Our Manufacturing Capacity and Our Sales Force On a Fast Enough Pace To Keep Up With Increased Demand.

We continually review our manufacturing and assembly operations and sourcing capabilities. Due to the recent economic recovery in the home improvement and new home construction markets, we have begun to increase our manufacturing capacity and sales force. Determining the most efficient manufacturing processes and staffing as we increase production is a challenge. Additionally, identifying and training potential candidates for employment is challenging and time consuming. We incur increased labor and raw material costs to maximize efficiencies and train new employees. If the current recovery of our markets becomes more fast-paced and robust than we anticipate, we may not be able to replace our reduced manufacturing capacity and staffing in a timely fashion and our ability to respond to increased demand could be limited. This would adversely impact our profitability and prospects.

Increases In The Cost Of Labor, Union Organizing Activity And Work Stoppages At Our Facilities Or The Facilities Of Our Suppliers Could Materially Affect Our Financial Performance.

Our business is labor intensive, and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. Currently, none of our employees are represented by labor unions. Strikes or other types of conflicts with personnel could arise or we may become a target for union organizing activity. Some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the Teamsters Union. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

We Could Face Potential Product Liability Claims Relating To Products We Manufacture Or Distribute Which Could Result In Significant Costs And Liabilities, Which Would Reduce Our Profitability.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. We are also exposed to potential liability and product performance warranty risks that are inherent in the design, manufacture and sale of our products. In the event that any of our products prove to be defective, we may be required to recall or redesign such products, which would result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could adversely affect our sales or increase our costs.

Increasingly, our homebuilder customers are subject to construction defect and home warranty claims in the ordinary course of their business. Our contractual arrangements with these customers may include our agreement to defend and indemnify them against various liabilities. These claims, often asserted several years after completion of construction, can result in complex lawsuits or claims against the homebuilders and many of their subcontractors, including us, and may require us to incur defense and indemnity costs even when our products or services are not the principal basis for the claims.

Although we intend to defend all claims and litigation matters vigorously, given the inherently unpredictable nature of claims and litigation, we cannot predict with certainty the outcome or effect of any claim or litigation matter.

Compliance With Government Regulation And Industry Standards May Impose Significant Compliance Costs And Liabilities, Which Would Adversely Affect Our Competitive Position And Results Of Operations.

Our facilities are subject to numerous foreign, federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, storage, treatment and disposal of waste, remediation of contaminated sites and health and safety (including protection of employees and consumers). We may be held liable, or incur fines or penalties, and the amount of liability, fines or penalties may be material, for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for contamination discovered at any of our properties from activities conducted by previous occupants.

Changes in environmental laws and regulations or the discovery of previously unknown contamination or other liabilities relating to our properties and operations could result in significant environmental liabilities. In addition to complying with current and future requirements, some of our products must be certified by industry organizations. Compliance with these regulations and industry standards may require us to alter our manufacturing and installation processes and our sourcing, which could adversely impact our competitive position. Further, if we do not effectively and timely comply with such regulations and industry standards, our results of operations could be negatively affected.

If We Cannot Adequately Protect Our Intellectual Property Rights, We May Lose Exclusivity In Our Brands, Which Could Reduce Our Sales And Revenue.

We rely on a combination of patent, trademark, domain name registration, copyright and trade secret laws in the U.S. and other jurisdictions. We believe that brand recognition is one of several important factors in a consumer’s choice of cabinetry. Current protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. Although we are not aware that any of our intellectual property rights infringes upon the proprietary rights of third parties, third parties may make such claims in the future. Any infringement claims, whether with or without merit, could be time consuming to defend against, result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales or require us to enter into royalty or licensing agreements that may be on terms that could have a material adverse effect on our revenue, our financial performance and our results of operations. In addition, we may be forced to pursue potential claims relating to the protection of certain products and intellectual property rights. Such claims could be time consuming, expensive and divert resources.

The Loss Of Or Deterioration Of Relationships With Our Sales Representatives Could Adversely Affect Our Sales And Profits.

We depend on the services of independent and employee sales representatives to sell a significant portion of our products and provide services and aftermarket support to our customers. Our independent sales representative agreements are typically cancelable by the sales representative after a short notice period, if any at all. Furthermore, many of these independent sales representatives also sell our competitors’ products. Sales representatives, whether independent or employees, typically have relationships with customers that enable them to effectively sell our products. The loss of a substantial number of these relationships, or our failure to maintain good relationships with our sales representatives, could materially reduce our sales and profits.

Disruptions In Our Relationships With Any One Of Our Key Customers Could Adversely Affect Our Results Of Operations.

A substantial portion of our sales is derived from our top customers. During the year ended December 31, 2012, our largest 10 customers accounted for approximately 26% of our sales. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected.

In The Event Of A Catastrophic Loss Of One Of Our Key Manufacturing Facilities, Our Business Would Be Adversely Affected.

While we manufacture our products in a large number of diversified facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our key manufacturing facilities due to accident, labor issues, weather conditions, natural disaster or otherwise, whether short or long-term, could have a material adverse effect on us.

Goodwill And Other Intangibles Represent A Significant Amount Of Our Net Worth, And A Write-off Could Result In Lower Reported Net Income And A Reduction Of Our Net Worth.

Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write-off goodwill for the amount of impairment. If a significant write-off is required, the non-cash charge could have a material adverse effect on our reported results of operations and net worth in the period of any such write-off (such write-off, however, would not reduce our consolidated net income for the purposes of the indenture governing the senior secured second lien notes).

In The Event Of Consolidation Of Our Dealers, Through Whom We Primarily Sell Our Products, Pressure May Be Put On Our Operating Margins, Which Could Harm Our Profitability.

If our dealer base were to consolidate, competition for the business of fewer dealers would intensify. If we do not provide product offerings and price points that meet the needs of our dealers, or if we lose a substantial amount of our dealer base, our profitability could decrease.

We May In The Future Acquire Related Businesses, Which We May Not Be Able To Successfully Integrate, In Which Case We May Be Unable To Recoup Our Investment In Those Acquisitions.

We may, from time to time, explore opportunities to acquire related businesses, some of which could be material to us. As of the date of this report, we have no agreements and are not in any discussions to acquire any material businesses or assets. If we do make acquisitions in the future, our ability to continue to grow will depend upon effectively integrating these acquired companies, achieving cost efficiencies and managing these businesses as part of our company. While we believe we have successfully integrated the operations we have acquired within the last ten years, we may not be able to effectively integrate newly acquired companies or successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. If we are unable to successfully integrate acquisitions, we may not be able to recoup our investment in those acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses could cause the interruption of, or loss of momentum in, the activities of our existing business. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our business and results of operations. Further, the economic benefits that we anticipate from these acquisitions may not develop.

We May Inherit Significant Unexpected Third-Party Liabilities And Product Warranty Claims From Operations That We Have Acquired Or Will Acquire In The Future, Which Would Increase Our Costs.

We may be subject to unexpected claims and liabilities arising from acquisitions we have made or may make in the future. We have acquired operations in the past and may acquire more operations in the future. Claims or liabilities may include matters involving third party liabilities and warranty claims against those operations we have acquired or may acquire. These claims and liabilities could be costly to defend, could be material in amount and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

Our Level Of Indebtedness And Significant Debt Service Obligations Could Adversely Affect Our Financial Condition Or Our Ability To Fulfill Our Obligations And Make It More Difficult For Us To Fund Our Operations.

As of March 31, 2013, we had $240.0 million of 10.5% senior secured second lien notes due 2015, or the senior secured second lien notes of Norcraft Companies, L.P. and Norcraft Finance Corp. (a wholly-owned finance subsidiary of Norcraft Companies, L.P.). We intend to use the proceeds of this offering to redeem certain of these outstanding notes. See “Use of Proceeds.” In addition, on such date, we had approximately $4.5 million of outstanding letters of credit.

Because of our high level of indebtedness:

•	we may have difficulty satisfying our obligations with respect to the senior secured second lien notes;

•	we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•

we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	our leverage could place us at a competitive disadvantage compared to our competitors that have less debt;

•

we may not have sufficient funds available, and our debt level may restrict us from raising the funds necessary, to repurchase all of the senior secured second lien notes, as applicable, tendered to us upon the occurrence of a change of control, which would constitute an event of default under the senior secured second lien notes; and

•

our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

For a more detailed discussion of our debt, please see our consolidated financial statements and the notes related thereto included elsewhere in this prospectus.

Despite Our Existing Level Of Indebtedness, We And Our Subsidiaries Will Be Able To Incur More Indebtedness. This Could Further Exacerbate The Risks Described Above, Including Our Ability To Service Our Existing Indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. In December 2009, we entered into an asset-based revolving credit facility (the “ABL Facility”) that provides us with additional borrowings of up to $25.0 million, subject to a current borrowing base of approximately $20.9 million. Although our ABL Facility and the indenture governing the senior secured second lien notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. As of March 31, 2013, there were no borrowings outstanding under our ABL Facility; however, there were approximately $4.5 million letters of credit outstanding under our ABL Facility, and therefore, our total availability under the ABL Facility as of March 31, 2013, is approximately $16.4 million. To the extent new debt is added to our and our subsidiaries’ current debt levels, the risks described above would increase.

To Service Our Indebtedness, We Will Require A Significant Amount Of Cash. Our Ability To Generate Cash Depends On Many Factors Beyond Our Control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under the ABL Facility in an amount sufficient to enable us to pay interest on our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We cannot assure you as to the timing of our ability to complete such asset sales or that the proceeds which we could realize from such sales would be sufficient and we cannot assure you that we will be able to refinance any of our indebtedness, including our ABL Facility and the senior secured second lien notes, on commercially reasonable terms or at all.

Risks Related to Our Common Stock and this Offering

We Are An “Emerging Growth Company,” As Defined In The Securities Act, And We Cannot Be Certain If The Reduced Disclosure Requirements Applicable To Emerging Growth Companies Will Make Our Common Stock Less Attractive To Investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our Stock Price Could Be Extremely Volatile, And, As A Result, You May Not Be Able To Resell Your Shares At Or Above The Price You Paid For Them.

There has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your Percentage Ownership In Us May Be Diluted By Future Issuances Of Capital Stock, Which Could Reduce Your Influence Over Matters On Which Stockholders Vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There May Be Sales Of A Substantial Amount Of Our Common Stock After This Offering By Our Current Stockholders, And These Sales Could Cause The Price Of Our Common Stock To Fall.

After this offering, there will be          shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of this offering, approximately         % of our outstanding common stock (or         % if the underwriters exercise in full their option to purchase additional shares) will be held by investment funds affiliated with the Sponsors and members of our management and employees.

Each of our directors, executive officers and certain other stockholders (including affiliates of the Sponsors) has entered into a lock-up agreement with Citigroup Global Markets Inc. and UBS Securities LLC on behalf of the underwriters which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below.

Number of Shares	Date Available for Resale

Beginning 180 days after this offering, subject to certain exceptions, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related Party Transactions—Arrangements With Our Investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our 2003 Incentive Plan. For more information, see “Shares Eligible for Future Sale—Registration Statements on Form S-8.” Once we register these shares, they can be freely sold in the public market upon issuance and vesting.

Provisions In Our Charter Documents And Delaware Law May Deter Takeover Efforts That Could Be Beneficial To Stockholder Value.

Our amended and restated certificate of incorporation and bylaws and Delaware law will contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions will include a classified board of directors, elimination of the ability of stockholders to call special meetings (except in limited circumstances), supermajority vote requirements for the removal of a director, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our amended and restated certificate of incorporation and bylaws. In addition, our board of directors will have the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock.”

If You Purchase Shares In This Offering, You Will Suffer Immediate And Substantial Dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $         per share as of March 31, 2013 on a pro forma basis to give effect to the consummation of the Reorganization based on an assumed initial public offering price of $         per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See “Dilution.”

The Sponsors Will Continue To Have Significant Influence Over Us After This Offering, Including Control Over Decisions That Require The Approval Of Stockholders, Which Could Limit Your Ability To Influence The Outcome Of Key Transactions, Including A Change Of Control.

We are currently controlled, and after this offering is completed will continue to be controlled, by funds affiliated with the Sponsors. Upon completion of this offering and the Reorganization, investment funds affiliated with the Sponsors will beneficially own         % of our outstanding common stock (        % if the underwriters exercise in full their option to purchase additional shares). For as long as the Sponsors continue to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, the Sponsors will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

Additionally, the Sponsors are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because We Have No Current Plans To Pay Cash Dividends On Our Common Stock For The Foreseeable Future, You May Not Receive Any Return On Investment Unless You Sell Your Common Stock For A Price Greater Than That Which You Paid For It.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We Have Limited Experience Managing A Public Company, And Our Current Resources May Not Be Sufficient To Fulfill Our Public Company Corporate Governance Obligations.

Following the completion of this offering, we will be subject to various regulatory requirements, including those of the Securities and Exchange Commission (referred to as the “SEC”) and the national securities exchange on which we list our common stock. These requirements include record keeping, financial reporting and corporate governance rules and regulations. We have limited experience in managing a public company and, historically, have not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased governance obligations, and we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. In addition, as a publicly traded company, we expect our fixed costs to increase. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants, or are otherwise unable to fulfill our public company obligations and our profitability may be negatively affected by our increased costs.

We Are Party To Tax Receivable Agreements With Our Pre-initial Public Offering Investors And The Amounts We May Be Required To Pay Under These Agreements Could Be Significant.

Prior to the consummation of our initial public offering, we will enter into tax receivable agreements with (1) our direct pre-initial public offering investors and (2) our indirect pre-initial public offering investors (who held equity in SKM Norcraft Corp. and Trimaran Cabinet Corp (the “Corporate Owners”)). Pursuant to these tax receivable agreements we will be obligated to make payments of         % of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we actually realize as a result of (a) our use of each Corporate Owners’ net operating losses (“NOLs”), (b) any increase in tax basis attributable to the Corporate Owners’ original acquisition of interests in Norcraft Holdings, L.P., (c) any increase in tax basis attributable to the Reorganization, and (d) the tax benefits attributable to payments made under such tax receivable agreement.

The payments we will be required to make under the tax receivable agreements could be substantial. It is possible that future transactions or events, including changes in tax rates, could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material adverse effect on our liquidity if, as a result of timing discrepancies or otherwise, distributions to us by Norcraft Holdings, L.P. are not sufficient to permit us to make payments under the tax receivable agreements after we have paid taxes. The payments under the tax receivable agreements are not conditioned upon the continued ownership of us by the other parties to these agreements.

We Will Not Be Reimbursed For Any Payments Made Under The Tax Receivable Agreements In The Event That Any Tax Benefits Are Disallowed.

The calculation of available pre-initial public offering NOLs is complex and may be subject to challenge by the Internal Revenue Service, or the IRS. If the IRS challenges the NOLs or other tax attributes that give rise to payments under the tax receivable agreements and the NOLs or other tax attributes are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. For example, if our determinations regarding the applicability (or lack thereof) and amount of any limitations on the pre-initial public offering NOLs under Section 382 of the Internal Revenue Code of 1986, as amended, were to be successfully challenged by the IRS after payments relating to such pre-initial public offering NOLs had been made pursuant to the tax receivables agreement and, as a result, the claimed tax benefits from the NOLs or other tax attributes were disallowed, our payments under the tax receivable agreements could exceed our actual tax savings, and we would not be able to recoup such excess payments under the tax receivable agreements that were calculated on the assumption that the disallowed tax savings were available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	the timing and extent of any recovery in the home improvement and home building industries;

•	increasing interest rates and reduced availability of financing for home improvements;

•	our dependence on senior management and key personnel;

•	our inability to maintain strong brands or respond to changing customer preferences for cabinet designs and configurations;

•	increased prices for raw materials or finished goods used in our products;

•	increased energy costs;

•	interruptions in deliveries of raw materials or finished goods;

•	the potential risks and costs associated with international sourcing;

•	any reduction in availability of mortgage financing;

•	volatility or a reduction of liquidity in the financial markets;

•	our inability to pass along the effects of inflation or increased costs to our customers;

•	our inability to compete effectively in the highly fragmented and very competitive cabinet industry market;

•	our inability to increase our manufacturing capacity and sales force to keep up with demand;

•	increases in the cost of labor, union organizing activity and work stoppages at our facilities or the facilities of our suppliers;

•	potential product liability claims relating to products we manufacture or distribute;

•	our ability to comply with government regulation and industry standards;

•	our ability to adequately protect our intellectual property rights;

•	the loss or deterioration of relationships with our sales representatives;

•	disruptions in our relationships with any one of our key customers;

•	the effects of a catastrophic loss of one of our key manufacturing facilities;

•	a write-off of our goodwill and other intangibles;

•	the consolidation of our dealers;

•	the impact of future acquisitions on our business;

•	the impact of third party liabilities or product warranty claims from operations that we may acquire in the future;

•	our substantial indebtedness;

•	our ability to incur additional indebtedness;

•	our ability to generate sufficient cash to fund our indebtedness and run our business; and

•	other risks and uncertainties inherent in our business.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

THE REORGANIZATION

Norcraft Companies, L.P. is a Delaware limited partnership and a wholly owned subsidiary of Norcraft Holdings, L.P., which was formed solely in connection with the acquisition of Norcraft Companies L.L.C. on October 21, 2003. Norcraft Companies, Inc. was formed on July 23, 2013 as a new Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement.

Prior to the consummation of the offering:

•

the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.;

•

the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively;

•

all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and

•	Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc.

As a result of these transactions, Norcraft Holdings, L.P., Norcraft Blocker Corp. I (formerly SKM Norcraft Corp.) and Norcraft Blocker Corp. II (formerly Trimaran Cabinet Corp.) will become subsidiaries of Norcraft Companies, Inc. Norcraft Holdings, L.P. will become owned         % by Norcraft Companies, Inc.,         % by Norcraft Blocker Corp. I, and         % by Norcraft Blocker Corp. II. Norcraft Intermediate Holdings, L.P. will remain a wholly owned subsidiary of Norcraft Holdings, L.P. and Norcraft Companies, L.P. will remain a wholly owned subsidiary of Norcraft Intermediate Holdings, L.P. We refer to these contributions as the “Reorganization” in this prospectus.

Pre-Reorganization Structure

The following diagram illustrates our summary organizational structure prior to the completion of the Reorganization and this offering:

*	Norcraft GP, L.L.C. is the general partner of both Norcraft Holdings, L.P. and Norcraft Companies, L.P. Norcraft GP, L.L.C. does not hold any economic interest in Norcraft Holdings, L.P., but, as a general partner of each entity, it controls both entities. The members of Norcraft GP, L.L.C. are SKM Norcraft Corp., Trimaran Cabinet Corp. and HMB Norcraft Corp.

Post-Reorganization Structure

The following diagram illustrates our summary organizational structure after completion of the Reorganization and this offering:

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $         million (or $         million assuming the underwriters exercise their option to purchase additional shares in full). This estimate assumes an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering to redeem certain of Norcraft Companies, L.P.’s outstanding 10.5% senior secured second lien notes due 2015. The 10.5% senior secured second lien notes were issued by Norcraft Companies, L.P. in the aggregate principal amount of $240.0 million and mature on December 15, 2015. Interest accrues on these notes and is payable semiannually on June 15 and December 15 of each year at a rate of 10.5% per annum. Under the terms of the indenture governing these notes, we may use the net proceeds from this offering to optionally redeem the notes at a price equal to 105.250% (or 102.625% on and after December 15, 2013) of the principal amount thereof, plus accrued and unpaid interest.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. In the future, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in Norcraft Companies, L.P.’s ABL Facility and senior secured second lien notes, begin to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2013 on

•	a historical basis, with respect to our predecessor, Norcraft Holdings, L.P.; and

•

a pro forma as adjusted basis, giving effect to (i) the Reorganization, (ii) the issuance of our common stock in this offering and (iii) the application of the net proceeds therefrom as described in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
(dollars in thousands)	Predecessor Actual	Pro Forma As Adjusted for Effects of the Reorganization, this Offering and the Use of Proceeds
Cash and equivalents(1)	$27,431

Debt:
ABL Facility(2)	—
Senior secured second lien notes payable (due in 2015 with semi-annual interest payments at 10.5%)(3)	240,000
Members’ equity subject to put request	7,372
Members’ equity (deficit)	(14,936)
Common stock	—

Total capitalization	$232,436	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock would increase (decrease) our cash and equivalents by $ , after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)	As of March 31, 2013, there were no borrowings outstanding under the ABL Facility; however, there were approximately $4.5 million of letters of credit outstanding under the ABL Facility at March 31, 2013, and therefore, total unused commitments under the ABL Facility as of March 31, 2013 was approximately $20.5 million.

(3)	Excludes unamortized discount on bonds payable.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at March 31, 2013 was approximately $        , or $         per share of our common stock pro forma for the Reorganization but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of shares of common stock outstanding at March 31, 2013, assuming that the Reorganization had taken place on March 31, 2013. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $         per share (the mid-point of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at March 31, 2013 would have been approximately $        , or $         per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $ to existing stockholders and an immediate increase in net tangible book value deficiency per share of $         to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share	$
Pro Forma net tangible book value per share at March 31, 2013
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $        , assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of March 31, 2013, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	$		%	$		%	$
New investors

Total	$	100%		$	100%		$

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be     %, and the percentage of shares of our common stock held by new investors would be     %.

To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised or other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize consolidated financial information of Norcraft Holdings, L.P., our predecessor company, as well as pro forma information that reflects the impact of income taxes. We were formed on July 23, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Norcraft Holdings, L.P., so that the issuer is a corporation rather than a limited partnership and our existing investors will own common stock rather than equity interests in a limited partnership.

This prospectus does not include financial statements of Norcraft Companies, Inc., as it has been incorporated solely for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering: (i) the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.; (ii) the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively; (iii) all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and (iv) Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc. See “the Reorganization.”

The selected historical financial data as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical data as of March 31, 2013 and for the three month periods ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and for the two years ended December 31, 2009 has been derived from our audited consolidated financial statements for such year, which are not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2012 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

This selected historical consolidated financial and other data and pro forma consolidated financial data should be read in conjunction with the disclosures set forth under “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year Ended December 31,					Three months ended March 31,
(dollar amounts in thousands)	2008	2009	2010	2011	2012	2012	2013
Statement of Comprehensive Income (Loss) Data:
Net sales	$331,548	$246,804	$262,568	$269,305	$288,782	$67,862	$77,348
Cost of sales	234,427	176,512	187,482	195,853	215,274	49,942	57,578

Gross profit	97,121	70,292	75,086	73,452	73,508	17,920	19,770
Selling, general and administrative expense	64,789	49,706	50,402	51,099	54,144	13,179	13,856
Impairment of goodwill and other intangible assets(1)	73,938	—	—	—	—

Income (loss) from operations	(41,606)	20,586	24,684	22,353	19,364	4,741	5,914
Interest expense, net	24,694	26,340	25,327	25,706	25,819	6,450	6,447
Amortization of deferred financing costs	1,532	4,084	1,589	3,046	3,120	780	780
Other expense, net	151	1,678	26	264	(16)	27	10

Total other expense	26,377	32,102	26,942	29,016	28,923	7,257	7,237

Net loss	(67,983)	(11,516)	(2,258)	(6,663)	(9,559)	(2,516)	(1,323)
Other comprehensive income (loss):
Foreign currency translation adjustment	(104)	251	1,611	(295)	219	223	(191)

Total other comprehensive income (loss)	(104)	251	1,611	(295)	219	223	(191)

Comprehensive loss	$(68,087)	$(11,265)	$(647)	$(6,958)	$(9,340)	$(2,293)	$(1,514)

	December 31,					March 31,
(dollar amounts in thousands)	2008	2009	2010	2011	2012	2012	2013
Balance Sheet Data:
Cash and cash equivalents	$59,406	$20,863	$28,657	$24,185	$23,019	$28,730	$27,431
Total assets	315,013	264,584	266,753	263,670	256,143	269,914	264,174
Total liabilities	293,874	254,551	257,062	260,615	262,201	269,116	271,738
Members’ equity subject to put request	25,305	7,546	12,139	8,309	6,926	8,524	7,372
Members’ equity (deficit)	(4,166)	2,487	(2,448)	(5,254)	(12,984)	(7,726)	(14,936)
Other Financial Data:
EBITDA(2)	$(23,754)	$34,556	$39,012	35,583	$32,583	$8,031	$9,280
Adjusted EBITDA(2)	$51,184	$36,093	$39,002	$36,766	$33,657	$8,281	$9,530

(1)	During the fourth quarter of 2008, our actual earnings and expected future earnings decreased to a level that required us to perform additional analysis under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles – Goodwill and Other (“ASC 350”) to quantify the amount of impairment of goodwill and brand names. This analysis resulted in a total impairment charge of $73.9 million, of which, $60.0 million was attributable to goodwill and $13.9 million was attributable to brand names.

(2)

We report our financial results in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), however, management believes that the evaluation of our ongoing operating results may be enhanced by a presentation of EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. We have historically presented EBITDA in our earnings releases furnished on reports filed with the SEC. As set forth below, EBITDA is net loss before interest expense, income tax expense, depreciation and amortization.

Adjusted EBITDA is EBITDA before the effect of gain on insurance proceeds from a fire in Newton, Kansas in 2007, impairment of goodwill and other intangible assets in 2008, a sales tax refund in the second quarter of 2010, loss on extinguishment of debt in 2011 and our annual management fee payable under our Management and Monitoring Agreement.

We have included EBITDA and Adjusted EBITDA in this prospectus because we believe it is useful to investors in evaluating our operating performance compared to that of other companies in our industry, as its calculation eliminates the effects of financing, income taxes and the accounting effects of capital spending, as these items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for net loss, cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to those of other similarly titled measures reported by other companies. The calculation of EBITDA and Adjusted EBITDA is shown below:

	December 31					March 31,
	2008	2009	2010	2011	2012	2012	2013
Net income (loss)	$(67,983)	$(11,516)	$(2,258)	$(6,663)	$(9,559)	$(2,516)	$(1,323)
Interest expense, net	24,694	26,340	25,327	25,706	25,819	6,450	6,447
Depreciation	6,291	5,794	5,720	4,935	4,723	1,157	1,112
Amortization of deferred financing costs	1,532	4,084	1,589	3,046	3,120	780	780
Amortization of customer relationships	4,467	4,466	4,467	4,467	4,467	1,117	1,116
Amortization of display cabinets	7,096	5,348	4,142	4,005	4,113	1,019	1,136
State taxes	149	40	25	87	(26)	24	12

EBITDA	$(23,754)	$34,556	$39,012	$35,583	$32,657	$8,031	$9,280
Loss on debt extinguishment	—	1,642	—	183	—	—	—
Impairment of goodwill and other intangible assets	73,938	—	—	—	—	—	—
Sales tax refund(a)	—	(1,105)	(1,010)	—	—	—	—
Management fee(b)	1,000	1,000	1,000	1,000	1,000	250	250

Adjusted EBITDA	$51,184	$36,093	$39,002	$36,766	$33,657	$8,281	$9,530

(a)	Net income (loss) during the years ended December 31, 2009 and December 31, 2010 included a sales tax refund in the amount of $1.1 million and $1.0 million, respectively, which increased net income and correspondingly increased EBITDA, but the effect has been backed out for adjusted EBITDA.
(b)	In connection with this offering, we intend to terminate our Management and Monitoring Agreement, which includes a $1.0 million annual management fee.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following tables summarize consolidated financial information of Norcraft Holdings, L.P., our predecessor company, as well as pro forma information that reflects the impact of income taxes. We were formed on July 23, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Norcraft Holdings, L.P., so that the issuer is a corporation rather than a limited partnership and all of our existing investors will own common stock rather than equity interests in a limited partnership. The summary historical financial data as of March 31, 2013 and for the three month periods ended March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma information is based on assumptions and includes adjustments as explained in the notes to the table. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved for this period or that may be achieved in the future.

Norcraft Companies, Inc. is subject to federal and state income taxes and will file consolidated income tax returns. If the Reorganization had been effective as of January 1, 2012, our net loss of $9.6 million would have generated an unaudited pro forma deferred income tax benefit of $         million, assuming a combined federal and state statutory income tax rate. However, as realization of such tax benefit would not have been assured, we would have also established a valuation allowance of $         million to eliminate such pro forma tax benefit.

	March 31, 2013
(dollar amounts in thousands)	Actual	Adjustments		Pro Forma
Statement of Comprehensive Income (Loss) Data:
Net sales	$77,348	$		$
Cost of sales	57,578

Gross profit	19,770
Selling, general and administrative expense	13,856

Income (loss) from operations	5,914

Other Expense:
Interest expense, net	6,447
Amortization of deferred financing costs	780
Other expense, net	10

Total other expense	7,237
Income tax (expense) benefit	–		(1)

Net loss	(1,323)
Other comprehensive income (loss):
Foreign currency translation adjustment	(191)

Total other comprehensive income (loss)	$(191)

Comprehensive income (loss)	$(1,514)

	March 31, 2013
(dollar amounts in thousands)	Actual	Adjustments			Pro Forma
Balance Sheet Data:
Current assets	$75,886	$			$
Property, plant and equipment	25,562
Other assets	162,726		—

Total assets	$264,174		$—		$

Current liabilities	$31,570		—		$
Deferred tax liability	—			(1)
Current portion of long-term debt	—		—
Total non-current liabilities	240,168		—
Members’ equity subject to put request	7,372
Members’ deficit	(14,936)

Total liabilities and equity	$264,174	$			$

Pro forma earnings (loss) per share:
Basic
Diluted
Weighted average common shares outstanding used in pro forma basic and diluted earnings (loss) per share

(1)	Norcraft Companies, Inc. is subject to federal and state income taxes and will file consolidated income tax returns for federal and certain state jurisdictions. If the Reorganization had been effective as of January 1, 2012, temporary differences in the book and tax basis of our owners’ investments in the Company would have resulted in an unaudited pro forma deferred tax liability of $37.8 million as of January 1, 2012. Based on our operating results and changes in the difference between these investment basis during the year ended December 31, 2012, this deferred tax liability would have decreased by $0.6 million to $37.2 million. Based on the our operating results and changes in the difference between these investment basis during the three months ended March 31, 2013, this deferred tax liability would have decreased by $0.3 million to $36.9 million.

Additionally, our net tax losses prior to January 1, 2012 would have resulted in an unaudited pro forma deferred income tax benefit of $13.6 million as of January 1, 2012, assuming a combined federal and state statutory income tax rate of 36.64%. However, as realization of such tax benefit would not have been more likely than not based on Management’s evaluation, we would have also established a valuation allowance of $13.6 million. Our net tax loss of $7.3 million for the year ended December 31, 2012 would have generated an additional unaudited pro forma deferred income tax benefit of $2.7 million, however, we would have also established an additional valuation allowance of $2.7 million to eliminate such pro forma tax benefit. Our net tax loss of $0.4 million for the three months ended March 31, 2013 would have generated an additional unaudited pro forma deferred income tax benefit of $0.1 million, however, we would have also established an additional valuation allowance of $0.1 million to eliminate such pro forma tax benefit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Norcraft Companies, Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Upon the completion of the Reorganization, we will conduct our business through Norcraft Companies, L.P. and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of Norcraft Holdings, L.P. and its consolidated subsidiaries.

General

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the U.S. and parts of Canada. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets manufactured in both framed and frameless, or full access, construction. We market our products through seven main brands: Mid Continent Cabinetry®, Norcraft Cabinetry®, UltraCraft®, StarMark Cabinetry®, Fieldstone Cabinetry®, Brookwood® and Urban Effects™. With the exception of Norcraft Cabinetry, each of these brands represents a distinct line of cabinetry. The domestic brands have been in operation for over 25 years, with Mid Continent, our original brand, having been established in 1966. In 2008, our Winnipeg, Canada facility completed the transition to the production of cabinets for sale into the Canadian market under the Norcraft Canada and Urban Effects brands. We believe each brand is well recognized and highly respected throughout the industry for its attractive style, flexibility, quality and value.

In 2008 and 2009, we were affected by a significant down-turn in our industry and experienced a significant decrease in sales. In 2010, 2011 and 2012, we experienced some sales stabilization and recovery, but this was coupled with margin pressure associated with a more competitive market place. Our sales increased 7.2% for the year ended December 31, 2012 as compared with the year ended December 31, 2011, and 2.6% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Net loss increased 43.5% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Net loss increased 195.1% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Additionally, the contraction in the market caused us to be more aggressive with pricing and sales promotions. We continued these aggressive pricing and sales promotion efforts through 2010, 2011 and 2012 in order to gain market share. These sales incentives have reduced our gross profit margin percentages.

During the three months ended March 31, 2013, we experienced modest sales growth. This sales growth varied significantly from division to division within the Company, depending on exposure to certain customers, channels and geographies, but was generally consistent with the growth in our industry as a whole. But, with the competitiveness of the industry, much of the discounting and sales promotions have continued and our margins were negatively impacted. We are currently carefully adjusting our pricing, promotional activities and costs, in part to offset possible price increases in raw materials, and expect future margins to gradually improve along with sales.

Financial Statement Presentation

Net Sales.    Our net sales represent gross sales less deductions taken for sales returns, freight chargebacks and incentive rebate programs. Revenue is recorded upon delivery of product, which represents the point at which ownership transfers to the customer.

Cost of Sales.    Our cost of sales is comprised of the cost of raw materials and plant costs such as labor, packaging, utilities and other facility expenses. Dimensioned wood components, wood doors, particle board, thermofoil doors and veneer panels and plywood are the most significant raw materials we purchase. We also classify shipping and handling costs as a component of cost of sales.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of salaries, trade promotions, advertising, commissions, amortization of expenses relating to our display cabinets installed at our customer locations, other marketing costs, general management, insurance, accounting, tax and legal expenses, management fees payable to our principal equity holders and other expenses. We expense advertising costs as incurred.

Other Expenses.    Our non-operating expenses consist of interest, amortization of deferred financing costs and various state and local taxes.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements. On an ongoing basis, management evaluates its estimates which are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Allowance for Bad Debts

Our customers operate in the repair and remodeling and new home construction markets and, accordingly, their creditworthiness is affected by cyclical trends and general conditions in those markets. During the past few years, the credit markets and the financial services industry have experienced significant disruptions, characterized by the bankruptcy and failure of several financial institutions and severe limitations on credit availability. The financial stability of certain of our customers has been negatively impacted, which has resulted in increased bad debt expense for us. A prolonged continuation of adverse economic conditions would cause additional financial distress for our customers. Concentrations of credit risk with respect to trade receivables are limited to some extent by our large number of customers and their geographic dispersion. For the year ended December 31, 2011, one customer accounted for approximately 13% of net sales. For the year ended December 31, 2012, there was no customer that accounted for more than 10% of net sales. We generally do not require collateral from our customers, but do maintain allowances for the estimated uncollectibility of accounts receivable based on historical experience and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on an ongoing, periodic basis and adjustments are made in the period in which a change in condition occurs.

Finite Lived Intangible Assets

Finite lived intangible assets consist of customer relationships. The customer relationship intangible asset is amortized using the straight-line method over its estimated useful life of 15 years based on historical and expected customer attrition rates. Straight-line amortization reflects an appropriate allocation of cost of the intangible asset to earnings in proportion to the amount of economic benefits obtained by us in each reporting period.

Amortization expense related to customer relationships of $4.5 million for each of the years ended December 31, 2012, 2011 and 2010 is included in selling, general and administrative expenses in the consolidated statements of comprehensive income (loss). Annual amortization expense for each of the next five years is expected to be $4.5 million per year.

Management reviews the valuation and the estimated useful lives of its finite lived intangible assets when events or circumstances indicate that the asset might be impaired, taking into consideration any events or circumstances which might result in diminished fair value or revised useful life. Management performed such a review in the fourth quarter of 2012 and no impairment was indicated.

Indefinite-Lived Intangible Assets and Goodwill

Indefinite-lived intangible assets are brand names, consisting of Mid Continent®, UltraCraft®, StarMark® and Fieldstone®. Indefinite lived intangible assets are not amortized. Instead, we make annual assessments, or as events or circumstances indicate that the asset might be impaired, separately from goodwill, to evaluate realizability of carrying values.

Our significant reporting units for the purpose of performing the impairment analysis tests for goodwill consist of Mid Continent, UltraCraft and StarMark. For the purpose of performing the required goodwill impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill and indefinite-lived intangible assets during the fourth quarter.

Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of our business relative to expected operating results, significant adverse economic and industry trends, and a decision to divest an individual business within a reporting unit.

We estimate the fair value of our reporting units, using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital derived from observable market inputs and comparable company data. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. The revenue projection used in 2010 assumed the beginning of market recovery in 2011, continuing into 2012. The revenue projections used in 2011 assumed market recovery in 2012, continuing into 2013. The revenue projections used in the 2012 evaluation continued these trends with 6.5% sales growth in 2013 and continued momentum in future years.

In 2012, we also assumed a discount rate of 12.5% and a perpetual growth rate of 3.6%. In 2011, we assumed a discount rate of 14.8% and a perpetual growth rate of 3.5%. In 2010, we assumed a discount rate of 14.0% and a perpetual growth rate of 3.5%. These rates reflected the market conditions in the respective periods.

The fair value of the indefinite-lived assets is determined for the annual impairment test using the Royalty Savings Method, which is a variation of the income approach. In 2012, a discount rate of 12.5% was used plus a premium of 1.0%. In 2011, a discount rate of 14.0% was used plus a premium of 1.0%. In 2010, a discount rate of 14.0% was used plus a premium of 1.0%.

Our first step impairment analysis for 2012, 2011 and 2010 indicated that the fair value of the reporting units approximated or exceeded their carrying values. The impairment test resulted in no impairment charges in 2012, 2011 and 2010. The only changes in the value of goodwill were due to foreign currency translation adjustments.

Monitoring Impairment in 2013.    A 1.0 percentage point increase in the discount rate would reduce the indicated fair value of the brand names by approximately $4.0 million and a 0.25 percentage point decrease in the royalty rate would reduce the indicated fair value of the brand names by approximately $5.2 million. Changes of this magnitude may be enough to indicate potential impairment, depending on changes in the other factors that affect the analysis. We may need to perform an impairment test prior to the fourth quarter of 2013, if results for any of these reporting units fall significantly below our estimates during 2013, the perpetual growth rate decreases significantly, the discount rate increases significantly, or other key assumptions used in our fair value calculations in the fourth quarter of 2012 change.

Product Warranties

We provide warranties for our products for a period ranging from five years to a lifetime warranty. Estimated costs to be incurred for such warranties are provided in the period of sale. These reserves are based on historical experience, market conditions and other assumptions and judgment by management.

Management Incentive Plan

In accordance with FASB guidance related to stock-based compensation, our methodology yields an estimate of fair value based in part on a number of management estimates, the most significant of which include future volatility and estimated incentive unit lives. Changes in these assumptions could significantly impact the estimated fair value of the incentive units.

Revenue Recognition

Revenue is recognized upon delivery of product, which represents the point at which ownership transfers to the customer. Net sales represent gross sales less deductions taken for sales returns, freight chargebacks and incentive rebate programs. These deductions are based on historical experience, market conditions and terms of the applicable marketing agreements with the customers. Taxes collected from customers are not included in revenue, but are recorded as liability until remitted to the appropriate governmental authorities.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under this new ASU, an entity can elect to present items of net income and other comprehensive income in a single continuous statement or in two separate, but consecutive, statements. This guidance is effective for publicly traded companies as of the beginning of a fiscal year that begins after December 15, 2011 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. The Company adopted ASU 2011-05 and it did not have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under ASU 2011-08, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 is effective for annual periods beginning after December 15, 2011. The Company adopted ASU 2011-08 and it did not have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Account Standards Update No. 2011-05. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted ASU 2011-12 and it did not have a material impact on the Company’s consolidated financial statements.

In July of 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect such adoption will have a material impact on the Company’s consolidated financial statements.

Results of Operations

Three Months Ended March 31, 2013 Compared with Three Months Ended March 31, 2012

The following table outlines for the periods indicated, selected operating data as a percentage of net sales.

	Three months ended March 31,
	2013	2012
Net sales	100.0%	100.0%
Cost of sales	74.5%	73.6%

Gross profit	25.5%	26.4%
Selling, general and administrative expenses	17.9%	19.4%

Income from operations	7.6%	7.0%
Interest expense, net	8.3%	9.5%
Amortization of deferred financing costs	1.0%	1.2%

Net loss	(1.7)%	(3.7)%

Net Sales.    Net sales increased by $9.5 million, or 14.0%, from $67.9 million for the three months ended March 31, 2012 to $77.4 million for the same period of 2013. The increase in sales was attributable to increases in sales in nearly all of our divisions, with Mid Continent making up over half, StarMark and UltraCraft making up under a quarter and the Winnipeg, Canada facility showing a modest decline. The overall increase in sales was generally driven by industry growth. Additionally, we believe we continue to increase the Company’s market share. Net sales to our largest customer were lower during the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012.

Cost of Sales.    Cost of sales increased by $7.6 million, or 15.3%, from $50.0 million for the three months ended March 31, 2012 to $57.6 million for same period of 2013. The increase was primarily attributable to the increased sales volume along with aggressive sales incentives for the three months ended March 31, 2013. Cost of sales as a percentage of net sales increased from 73.6% for the three months ended March 31, 2012 to 74.5% for the same period of 2013.

Gross Profit.    Gross profit increased by $1.9 million, or 10.3%, from $17.9 million for the three months ended March 31, 2012 to $19.8 million for the same period of 2013. The increase in gross profit was due to the increased net sales described above. Gross profit as a percentage of net sales decreased from 26.4% for the three months ended March 31, 2012 to 25.5% for the same period of 2013. The decrease in gross profit as a percentage of net sales was primarily a result of discounting and other sales promotions done in response to the competitive conditions in our industry.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $0.7 million, or 5.1%, from $13.2 million for the three months ended March 31, 2012 to $13.9 million for the same period of 2013. Selling, general and administrative expenses were greater than the prior-year period because of increased sales and marketing expense to generate new customers, market our new products and support our increased sales volume. Selling, general and administrative expenses as a percentage of net sales decreased from 19.4% for the three months ended March 31, 2012 to 17.9% for the same period of 2013.

Income from Operations.    Income from operations increased by $1.2 million, or 24.7%, from $4.7 million for the three months ended March 31, 2012 compared to $5.9 million for the same period of 2013. The increase in income from operations was a result of the factors described above. Income from operations as a percentage of net sales increased from 7.0% for the three months ended March 31, 2012 to 7.6% for the same period of 2013.

Interest, Amortization of Deferred Financing Fees and Other Expenses.    Interest, amortization of deferred financing fees and other expenses were flat at $7.2 million for the three months ended March 31, 2012 and 2013. Interest, amortization of deferred financing fees and other expenses as a percentage of net sales decreased from 10.7% for the three months ended March 31, 2012 to 9.3% for the same period of 2013.

Net Loss.    Net loss decreased by $1.2 million from $2.5 million for the three months ended March 31, 2012 compared to $1.3 million for the same period of 2013, for the reasons described above. Net loss as a percentage of net sales improved from (3.7%) for the three months ended March 31, 2012 to (1.7%) for the same period of 2013.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table outlines for the periods indicated, selected operating data as a percentage of net sales.

	Year Ended December 31,
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.5%	72.7%	71.4%

Gross profit	25.5%	27.3%	28.6%
Selling, general and administrative expenses	18.8%	19.0%	19.2%

Income from operations	6.7%	8.3%	9.4%
Interest expense, net	8.9%	9.6%	9.7%
Amortization of deferred financing costs	1.1%	1.2%	0.6%

Net loss	(3.3)%	(2.5)%	(0.9)%

Net Sales.    Net sales increased by $19.5 million, or 7.2%, from $269.3 million for the year ended December 31, 2011 to $288.8 million for the year ended December 31, 2012. This increase in sales was attributable to increases in sales in Mid Continent making up over half, UltraCraft making up over one-third and the Winnipeg, Canada facility making up a small increase which was offset by a decrease in StarMark. The overall increase in sales was generally driven by industry growth. Additionally, we believe we continue to increase the Company’s market share. Net sales to our largest customer were lower during the year ended December 31, 2012 as compared to 2011.

Cost of Sales.    Cost of sales increased by $19.4 million, or 9.9%, from $195.9 million for the year ended December 31, 2011 to $215.3 million for the year ended December 31, 2012. The increase was primarily attributable to the increased sales volume along with aggressive sales incentives in 2012. Cost of sales as a percentage of net sales increased from 72.7% for the year ended December 31, 2011 to 74.5% for 2012.

Gross Profit.    Gross profit increased by $0.1 million, or 0.1%, from $73.4 million for the year ended December 31, 2011 to $73.5 million for the year ended December 31, 2012. The increase in gross profit was due to the increase in net sales described above. Gross profit as a percentage of net sales decreased from 27.3% for the year ended December 31, 2011 to 25.5% for 2012. The decrease in gross profit as a percentage of net sales was primarily a result of discounting and other sales promotions in response to the extremely competitive conditions in our industry.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $3.1 million, or 6.0%, from $51.1 million for the year ended December 31, 2011 to $54.2 million for the year ended December 31, 2012. Selling, general and administrative expenses were greater than the prior year because of increased sales and marketing expenses to generate new sales. Selling, general and administrative expenses as a percentage of net sales decreased from 19.0% for the year ended December 31, 2011 to 18.8% for 2012.

Income from Operations.    Income from operations decreased by $3.0 million, or 13.4%, from $22.3 million for the year ended December 31, 2011 to $19.3 million for the year ended December 31, 2012. The decrease in income from operations was primarily the result of the factors described above. Income from operations as a percentage of net sales decreased from 8.3% for the year ended December 31, 2011 to 6.7% for 2012.

Interest, Amortization of Deferred Financing Fees and Other Expenses.    Interest, amortization of deferred financing fees and other expenses decreased $0.1 million, or 0.3%, from $29.0 million for the year ended December 31, 2011 to $28.9 million for the year ended December 31, 2012. This change was mainly due to loss on debt extinguishment. Interest, amortization of deferred financing fees and other expenses as a percentage of net sales decreased from 10.8% for the year ended December 31, 2011 to 10.0% for 2012.

Net Loss.    Net loss increased by $2.9 million from $6.7 million for the year ended December 31, 2011 compared with $9.6 million for the year ended December 31, 2012, for the reasons described above. Net loss as a percentage of net sales increased from (2.5)% for the year ended December 31, 2011 to (3.3)% for 2012.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Net sales.    Net sales increased by $6.7 million, or 2.6%, from $262.6 million for the year ended December 31, 2010 to $269.3 million for the year ended December 31, 2011. This growth was mostly attributable to the StarMark division while there were modest increases in net sales in the Mid Continent division and the Winnipeg, Canada facility. These increases were partially offset by a small decrease in net sales in the UltraCraft division. The overall increase in sales was generally driven by an increase in the Company’s market share resulting from promotional sales programs.

Cost of Sales.    Cost of sales increased by $8.4 million, or 4.5%, from $187.5 million for the year ended December 31, 2010 to $195.9 million for the year ended December 31, 2011. Cost of sales in the prior year included a sales and use tax refund of $1.0 million. The remaining increase was primarily attributable to the increased sales volume in 2011. Cost of sales as a percentage of net sales increased from 71.4% for the year ended December 31, 2010 to 72.7% for 2011. Cost of sales as a percentage of net sales also increased because of promotional sales programs that lowered the net sales. For the year ended December 31, 2011, freight costs were approximately 7% of net sales.

Gross Profit.    Gross profit decreased by $1.7 million, or 2.2%, from $75.1 million for the year ended December 31, 2010 to $73.4 million for the year ended December 31, 2011. The decrease in gross profit was due to the increased cost of sales described above. Gross profit as a percentage of net sales decreased from 28.6% for the year ended December 31, 2010 to 27.3% for 2011. This decrease was largely the result of the costs associated with the promotional sales programs intended to generate additional sales.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $0.7 million, or 1.4%, from $50.4 million for the year ended December 31, 2010 to $51.1 million for the year ended December 31, 2011. Selling, general and administrative expenses were greater than the prior year mainly due to higher sales, marketing and information services expenses to generate new sales. Selling, general and administrative expenses as a percentage of net sales decreased from 19.2% for the year ended December 31, 2010 to 19.0% for 2011.

Income from Operations.    Income from operations decreased by $2.4 million, or 9.4%, from $24.7 million for the year ended December 31, 2010 to $22.3 million for the year ended December 31, 2011. The decrease in income from operations was primarily the result of the factors described above. Income from operations as a percentage of net sales decreased from 9.4% for the year ended December 31, 2010 to 8.3% for 2011.

Interest, Amortization of Deferred Financing Fees and Other Expenses.    Interest, amortization of deferred financing fees and other expenses increased $2.1 million, or 7.7%, from $26.9 million for the year ended December 31, 2010 to $29.0 million for the year ended December 31, 2011. Interest expense increased $0.4 million, amortization of deferred financing costs increased $1.4 million and other expense increased $0.3 million mainly due to the change in debt financing. Interest, amortization of deferred financing fees and other expenses as a percentage of net sales increased from 10.3% for the year ended December 31, 2010 to 10.8% for 2011.

Net Loss.    Net loss increased by $4.5 million from $2.2 million for the year ended December 31, 2010 compared with $6.7 million for the year ended December 31, 2011. This change was primarily the result of the factors described above. Net loss as a percentage of net sales increased from (0.9)% for the year ended December 31, 2010 to (2.5)% for 2011.

Liquidity and Capital Resources

Cash Flows

Our primary cash needs are working capital, capital expenditures, display cabinets, members’ tax distributions, required payments under tax receivable agreements and debt service. We finance these cash requirements through internally-generated cash flow and, if necessary, funds borrowed under credit facilities.

Cash provided by operating activities was $6.2 million for the three months ended March 31, 2013 and 2012. The decrease in net loss of $1.2 million for the three months ended March 31, 2013, as discussed above, was offset by a change in operating assets and liabilities of $1.2 million. Cash provided by operating activities was $6.2 million for the year ended December 31, 2012, compared with $2.8 million for 2011, a decrease in cash provided of $3.4 million. The decrease was primarily due to an increase in net loss of $2.9 million as discussed above offset by a change in operating assets and liabilities of $6.2 million for the year ended December 31, 2012 compared to 2011.

Cash used in investing activities was $1.7 million for the three months ended March 31, 2013, compared with $1.6 million for the same period of 2012, an increase in cash used of $0.1 million. Capital expenditures were $0.8 million for the three months ended March 31, 2013, compared with $0.5 million for the same period of 2012, an increase of $0.3 million. Additions to display cabinets were $0.9 million for the three months ended March 31, 2013, compared with $1.1 million for the same period of 2012, a decrease of $0.2 million. Cash used in investing activities was flat at $7.4 million for the years ended December 31, 2012 and 2011. Capital expenditures were $3.1 million for the year ended December 31, 2012, compared with $2.6 million for 2011, an increase of $0.5 million. Additions to display cabinets were $4.3 million for the year ended December 31, 2012, compared to $4.8 million during 2011, a decrease of $0.5 million.

Cash used in financing activities was minimal for the three months ended March 31, 2013 and 2012. Cash provided by financing activities was minimal for the year ended December 31, 2012, compared with $0.1 million in 2011, a decrease of $0.1 million. This decrease was mainly due to the $62.4 million ($60.0 million aggregate principal amount at 1.04 premium) in additional borrowings of senior secured second lien notes during 2011 and proceeds from the issuance of member interests of $0.1 million. This was largely offset by the repurchase of the senior subordinated notes of $53.9 million and payment in financing costs of $8.5 million for the year ended December 31, 2011.

We generally anticipate that the funds generated by operations and current available cash balances will be sufficient to meet working capital requirements, make required member tax distributions and to finance capital expenditures over the next twelve to eighteen months. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future equity or debt financing will be sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

We and our subsidiaries have from time to time repurchased certain of our debt obligations and may in the future, as part of various financing and investment strategies we may elect to pursue, purchase additional outstanding indebtedness of ours or our subsidiaries, in tender offers, open market purchases, privately negotiated transactions or otherwise. We may also sell certain assets or properties and use the proceeds to reduce our indebtedness or the indebtedness of our subsidiaries. These purchases or sales, if any, could have a material positive or negative impact on our liquidity available to repay outstanding debt obligations or on our consolidated results of operations. These transactions could also require or result in amendments to the agreements governing outstanding debt obligations or changes in our leverage or other financial ratios, which could have a material positive or negative impact on our ability to comply with the covenants contained in our debt agreements. These transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Debt Structure

ABL Facility.    In December 2009, in connection with issuance of the senior secured second lien notes, Norcraft entered into a senior secured first-lien asset-based revolving credit facility (the “ABL facility”) pursuant to a credit agreement dated as of December 9, 2009 (the “ABL credit agreement”) by and among Norcraft, as borrower, Norcraft Intermediate Holdings, L.P. and other guarantors party thereto, as guarantors, the lenders party thereto and UBS Securities LLC, as arranger, bookmanager, documentation agent and syndication agent, and UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent, and UBS Loan Finance LLC, as swingline lender. The ABL facility provides for aggregate commitments of up to $25.0 million, including a letter of credit sub-facility and a swingline loan sub-facility, subject to a borrowing base and had a maturity date of December 9, 2013, which was subsequently amended in May 2011 to be September 15, 2015. As of March 31, 2013, the borrowing base was approximately $20.9 million.

The ABL Credit Agreement contains negative covenants that restrict or limit the ability of Norcraft Intermediate Holdings, L.P. and its subsidiaries from, among other things, (a) selling assets, (b) altering the business, (c) engaging in mergers, acquisitions and other business combinations, (d) declaring dividends or redeeming or repurchasing our equity interests, (e) incurring additional debt or guarantees, (f) making loans and investments, (g) incurring liens, (h) entering into transactions with affiliates, (i) engaging in sale and leaseback transactions (j) prepaying the senior secured second lien notes and any subordinated debt and (k) modifying or waiving certain material agreements and organizational documents. As of March 31, 2013, the Company was in compliance with these provisions.

Indebtedness under the ABL Facility is guaranteed, on a joint and several basis, by Norcraft Intermediate Holdings, L.P., Norcraft Finance Corp., Norcraft Canada Corporation and all of Norcraft’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a first priority security interest in substantially all of Norcraft’s and the guarantor’s existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

As of March 31, 2013, there were no borrowings outstanding, approximately $4.5 million in a letter of credit outstanding and unused commitments of $16.4 million under the ABL Facility. We and our subsidiaries have no undrawn letters of credit.

Senior Secured Second Lien Notes.    In December 2009, Norcraft and Norcraft Finance Corp., a wholly-owned finance subsidiary of Norcraft, issued, on a joint and several basis, $180.0 million aggregate principal amount of 10.5% senior secured second lien notes (the “senior secured second lien notes”). Interest accrues on the senior secured second lien notes and is payable semiannually on June 15 and December 15 of each year at a rate of 10.5% per annum, which commenced on June 15, 2010. Proceeds from the issuance of the senior secured second lien notes were used to redeem the 9% senior subordinated notes due 2011 and to make a distribution to Norcraft Holdings, L.P. which allowed Norcraft Holdings L.P. to repurchase a portion of its 9.75% senior discount notes due 2012.

In May 2011, Norcraft and Norcraft Finance Corp. issued, on a joint and several basis, an additional $60.0 million aggregate principal amount of these senior secured second lien notes at a 1.04 premium, for total gross proceeds of $62.4 million. Proceeds from this issuance of the senior secured second lien notes were used to make a distribution to Norcraft Holdings L.P. to allow Norcraft Holdings L.P. to repurchase the remainder of its 9.75% senior discount notes due 2012 and to pay related transaction and financing costs.

Norcraft may redeem the senior secured second lien notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the senior secured second lien notes plus a premium declining ratably to par plus accrued interest.

If Norcraft experiences a change of control, Norcraft may be required to offer to purchase the senior secured second lien notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

Additionally, the terms of the indenture governing the senior secured second lien notes limit Norcraft’s ability to, among other things, incur additional indebtedness, pay dividends or make distributions or repurchase or redeem capital stock, issue stock of subsidiaries, make investments, sell assets, incur liens, enter into agreements restricting any subsidiary’s ability to pay dividends, enter into sale-leaseback transactions, enter into transaction with affiliates and consolidate, merge or sell substantially all of the assets. The terms also include cross-default provisions. As of March 31, 2013, Norcraft was in compliance with these provisions.

The senior secured second lien notes are guaranteed, on a joint and several basis, by Norcraft Canada Corporation and all of Norcraft’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a second priority security interest in substantially all of Norcraft’s, Norcraft Finance Corp.’s and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, capital expenditures or capital resources that are material to investors.

Contractual Obligations

The following is a summary of our contractual cash obligations as of December 31, 2012, including payments to be made pursuant to the management and monitoring agreement:

Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
	(in millions)
Operating leases	$6.1	$2.5	$3.1	$0.5	$—
Senior secured second lien notes (principal)	240.0	—	240.0	—	—
Senior secured second lien notes (interest)	75.6	25.2	50.4	—	—
Management fees(1)	7.0	1.0	2.0	3.0	1.0

Total contractual obligations(2)(3)	$328.7	$28.7	$295.5	$3.5	$1.0

(1)	In October 2003, we entered into a management and monitoring agreement with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. We intend to terminate the management and monitoring agreement in connection with the closing of this offering.
(2)	There were no material changes in ASC topic 740 liabilities outside of the normal course of our business.
(3)	Potential payments under our tax receivable agreements are not reflected in this table. See “—Tax Receivable Agreements”, below.

Tax Receivable Agreements

In connection with the reorganization transactions and our initial public offering, we will enter into several tax receivable agreements, or TRAs, which obligate us to make payments to our pre-initial public offering investors. A description of each TRA is as follows:

•

TRA with All Indirect Pre-Initial Public Offering Investors Who Held Equity in One of Norcraft Holding, L.P.’s Corporate Members:    Provides for the payment by us to our indirect pre-initial public offering investors who held equity in one of Norcraft Holdings, L.P.’s Corporate Owners contributed to Norcraft Companies, Inc. of         % of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we actually realize as a result of our use of such Corporate Owners’ NOLs and other tax attributes, such as any increase in tax basis attributable to the Corporate Owners’ original acquisition of interests in Norcraft Holdings, L.P., as well as the tax benefits attributable to payments made under such tax receivable agreement.

•

TRA with All Pre-Initial Public Offering Direct Investors.    Provides for the payment by us to our pre-initial public offering investors of         % of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we actually realize as a result of any increase in tax basis attributable to the Reorganization as well as the tax benefits attributable to payments made under such tax receivable agreement.

The payments we will be required to make under the tax receivable agreements could be substantial. It is possible that future transactions or events, including changes in tax rates, could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material adverse effect on our liquidity if, as a result of timing discrepancies or otherwise, distributions to us by Norcraft Holdings, L.P. are not sufficient to permit us to make payments under the tax receivable agreements after we have paid taxes. The payments under the tax receivable agreements are not conditioned upon the continued ownership of us by the other parties to these agreements.

Taxes; Distributions to Our Limited Partners

Norcraft Holdings, L.P. and Norcraft Companies, L.P. are limited partnerships intended to be treated as either partnerships or disregarded entities for U.S. federal income tax purposes. As such, income is allocated to

(or treated as realized by, as applicable) the limited partners of Norcraft Holdings L.P. (including SLM Norcraft Corp and Trimaran Cabinet Corp.) for inclusion in their respective tax returns. Accordingly, no liability or provision for federal income taxes and deferred income taxes attributable to our operations are included in our financial statements. We are subject to various state and local taxes. After the Reorganization each of the Corporate Owners will become part of our consolidated group and as such any taxes imposed on such Corporate Owner may become liabilities of us and our group.

The indenture governing our senior secured second lien notes significantly restricts Norcraft Companies, L.P. and its subsidiaries from paying dividends and otherwise transferring assets to Norcraft Holdings, L.P. Norcraft Companies, L.P. expects to make regular distributions to Norcraft Holdings L.P., subject to certain limitations, to permit Norcraft Holdings L.P. to make further distributions to its equity holders to pay taxes on our net income allocated to them. There was a $10,000 tax distribution during the year ended December 31, 2012. There were no tax distributions for the three months ended March 31, 2013.

Inflation; Seasonality

Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use. We have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases.

Our sales have historically been moderately seasonal and have been strongest in April through October which coincides with the construction season.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures About Market Risk

We currently do not hedge against interest rate movements or foreign currency fluctuations. The risk inherent in our market-sensitive instruments and positions is the potential loss arising from adverse changes to interest rates as discussed below.

Variable Interest Rates

Our earnings could be affected by changes in interest rates due to the impact those changes would have on interest expense from variable rate debt instruments and on interest income generated from our cash and investment balances. At March 31, 2013, we had no borrowings on our variable rate ABL Facility; however future earnings could be affected by changes in interest rates.

Foreign Currency

We have minimal exposure to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. Our largest exposure comes from the Canadian dollar, where approximately 7% of our sales during the three months ended March 31, 2013 were derived from Norcraft Canada and our revenues from such sales were denominated in Canadian dollars.

BUSINESS

Our Company

We are a leading manufacturer of kitchen and bathroom cabinetry in the U.S. and Canada, producing a broad range of high-quality cabinetry across most price points. Our business is conducted through four business divisions (each with its own president or general manager) and we market our products through seven main brands, primarily through cabinet dealers. We believe that our comprehensive product portfolio and low cost, strategically located manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other cabinet manufacturers. During the year ended December 31, 2012, we believe that approximately two-thirds of our net sales were to the home repair and remodeling market and the remaining net sales were to the new residential construction market. For the twelve-month period ended March 31, 2013, we generated net sales of $298.3 million, Adjusted EBITDA of $34.9 million and a net loss of $8.4 million. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Historical Condensed Consolidated Financial Information.”

We are a single source supplier of one of the most comprehensive product offerings in the industry that encompasses a variety of price points, styles, materials and customization levels. Our product offering includes stock and semi-custom cabinets manufactured in both framed and full access styles, and more than 600,000 door and finish combinations. We have seven main brands, encompassing the full range of products, including: Mid Continent Cabinetry, Norcraft Cabinetry, Brookwood Cabinetry, Fieldstone Cabinetry, StarMark Cabinetry, UltraCraft, and Urban Effects. We focus on product innovation and design, seeking to continuously enhance existing products and develop new products to support our brands and meet the changing demands of our customers.

We sell our products primarily to kitchen and bathroom cabinet dealers. For the year ended December 31, 2012, kitchen and bathroom cabinet dealers accounted for 87% of our net sales, home builders accounted for 8% and wholesale retailers, or wholetailers, accounted for 5% of net sales. We believe our focus on kitchen and bathroom cabinet dealers enhances our ability to sell our stock and semi-custom cabinet offerings. We have an extensive network of nearly 2,000 active customers and 118 internal and independent sales representatives (of which 104 are dedicated exclusively to one of Norcraft’s divisions). We have six manufacturing facilities and North American distribution capabilities for all of our brands through two service and distribution centers, and four warehouses that are strategically located throughout the U.S. and Canada. We also have five company-owned retail locations.

Our Products

Our business is conducted through four business divisions that each target different segments of the cabinet market. Each of our four divisions is run by a separate president or general manager, a structure which we believe provides us with an operational advantage due to enhanced accountability and focus. We believe our multi brand strategy with differentiated products across various price points, as well as our on-time delivery and high level of customer service, provide us with a competitive advantage. Each brand represents a distinct product line with little or no overlap. As a result, we are able to aggressively market each of our brands to a broad range of customers with dedicated sales representatives without significantly competing with our other brands. We believe each brand is well recognized and highly respected throughout the industry due to attractive styling, flexibility, quality and value.

The following table lists the products that we manufacture and sell:

Division	Mid Continent Cabinetry	StarMark Cabinetry	UltraCraft Cabinetry	Urban Effects
2012 Sales	$144 million	$79 million	$42 million	$23 million

% of Total 2012 Sales	50%	27%	15%	8%

Brands

Lines	Signature Series Pro Series

Average Price Per Cabinet	Signature Series: $267 Pro Series: $122	Brookwood: $579 Fieldstone: $493 StarMark: $414	Destiny: $484 Vision: $241	Urban Effects: $234

Customization	Stock and Semi-custom	Semi-custom	Semi-custom	Semi-custom

Framed / Full Access	Framed	Framed	Full Access	Full Access

Production Facilities	Newton, Kansas Cottonwood, Minnesota Lynchburg, Virginia	Sioux Falls, South Dakota	Liberty, North Carolina	Winnipeg, Canada

# of Door & Finish Combinations	150 door styles 2,500 door and finish combinations	500 door styles 600,000 door and finish combinations	260 door styles 16,000 door and finish combinations	150 door styles 2,500 door and finish combinations

Industry Overview and Trends

The U.S. cabinet industry is large and fragmented. According to the Freedonia Group, cabinet industry sales were $10.3 billion in 2011 and are projected to grow 49% to $15.3 billion by 2016. In 2006, cabinet industry sales were $15.0 billion. We believe there are over 5,000 cabinet manufacturers, the majority of which operate locally with fewer than 50 employees. Furthermore, we estimate that only five cabinet manufacturers, including Norcraft, had an excess of $250 million in annual cabinet sales in 2012. We believe this fragmentation provides a significant opportunity for larger manufacturers to gain market share by providing superior customer service and offering products on a national scale across a broad range of price points, styles, materials and customization levels.

Residential Construction Demand Drivers.    Demand for cabinets is primarily driven by repair and remodeling spending and new housing starts. We believe that a U.S. new home construction and repair and remodeling recovery is currently underway on a national basis, driven by certain key macroeconomic factors including an improving economy, increasing household formation, near historic lows of new home affordability, significant declines in homes available for sale, increased sales of existing homes and home price appreciation.

Total new home starts have averaged approximately 1.5 million per year from 1968 to 2012 and declined to reach historic lows for starts in 2009 at 554,000. Since then, starts have recovered to reach 781,000 in 2012, and a seasonally adjusted rate of 836,000 in June 2013. According to S&P, housing starts will grow by 24% in 2013 to reach 970,000, by 29% in 2014 to reach 1.25 million and by 25% in 2015 to reach 1.56 million.

Repair and remodeling spending has historically been more stable than new home construction. According to Global Insight, total annual expenditures for residential improvements peaked at $146 billion. Expenditures decreased 23% to $112 billion from 2006 to 2010 but have increased 10% since then to reach $123 billion in 2012. Global Insight projects that annual expenditures will increase to $181 billion in 2015, an increase of 46% from 2012. Primary drivers for repair and remodeling spending will continue to be growth in household formation, favorable demographics, aging of the housing stock, consumer confidence, existing home sales and home price appreciation.

Product Categories.    The U.S. market for cabinets is comprised of three major categories: stock, semi-custom and custom. According to the Kitchen Cabinet Manufacturers Association (“KCMA”), as of 2012, stock cabinetry represented an estimated 45% of the market by sales. Stock cabinetry is the lowest cost category and characterized as primarily made-to-order with the fewest set of options, which are generally limited to standard manufacturing guidelines. Semi-custom cabinetry is higher-priced and represented an estimated 47% of the market, according to the KCMA. In contrast to stock cabinets, semi-custom products are made-to-order from a broader set of options. Custom represents the highest price point and accounted for an estimated 8% of the market, according to the KCMA. Custom cabinets are made-to-order, with the widest variety of materials, finishes and options.

Distribution Channels.    Cabinet products are generally distributed through four main channels: cabinet dealers, home centers, wholetailers and direct to home builders. According to Freedonia Group, the cabinet dealer, wholetailer and other channels accounted for approximately 70% of U.S. cabinet industry sales in 2011. Cabinet dealers and wholetailers are two highly fragmented channels with thousands of combined outlets. Cabinet dealers play an important role in educating the consumer about the benefits of the various cabinetry options, and as a result, they often influence the consumer’s decision at the point-of-sale given consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with a cabinet dealer. Wholetailers are two-step distributors who supply cabinet dealers. The home center channel is dominated by “big box” retailers such as The Home Depot and Lowe’s and typically serves the do-it-yourself (“DIY”), remodeling and contractor markets that are more focused on price. The home builder channel is also highly fragmented, with more than 5,000 builders.

Cabinet Trends.    Kitchen and bathroom renovations, which are among the most common home improvement projects, frequently include cabinet replacement. According to Freedonia Group, cabinet demand in coming years will be boosted by homeowners’ increasing desire for larger kitchens. Whereas older homes placed less emphasis on the kitchen relative to the design and features of other common areas, current consumer preferences reflect the kitchen’s new role as a central gathering place within the home. As housing conditions and prices continue to improve, we believe cabinet customers will continue to select higher priced units with additional value-added features. Furthermore, kitchen remodeling typically provides a homeowner with one of the highest returns of home repair and remodeling projects, particularly among higher ticket projects. According to Remodeling Magazine, major and minor kitchen remodels maintain current cost-recouped ratios (defined as resale value as percent of job cost) of 69% and 75%, respectively, for midrange projects. This is well above the total repair and remodel ratio of less than 61% and meaningfully greater than 2012 (from 66% and 72% in 2012, respectively).

Our Competitive Strengths

We believe that we benefit significantly from the following competitive strengths:

Highly Experienced and Incentivized Management Team.    Our senior management team has an average of nearly 25 years experience in the building products industry, and has demonstrated proven operational capabilities through multiple business cycles. We are led by our CEO Mark Buller, who has spent more than 25 years in the cabinet industry including the last 17 years as the CEO or division president of a cabinet manufacturer. His family has been a pioneer in the full access cabinet industry in North America, having co-founded Kitchen Craft Cabinets in 1971. Reporting to Mr. Buller, we have three divisional presidents and one general manager who have full accountability for their businesses. They each have strong operational capabilities and extensive experience working with cabinet dealers, each with strong relationships in this critical customer channel. Our senior management team is highly incentivized to succeed and we currently expect that the Buller family and our senior management team will beneficially hold approximately     % of our outstanding shares on a fully-diluted basis immediately following this offering.

Focus on Cabinet Dealer Network.    We believe our ability to consistently provide a superior customer value proposition has enabled us to effectively serve and strategically focus on the attractive dealer and wholetailer channels, which represents 65% of the market by sales according to Freedonia Group. Our customer value proposition is comprised of what we believe is superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe the consistent delivery of our customer value proposition has enabled us to develop strong and entrenched relationships with our extensive national network of approximately 1,700 cabinet dealers and wholetailers. Our focus specifically on cabinet dealers, which are typically specialized, owner-operated and feature comparatively complex and high margin products, allows us to target what we believe is the most attractive distribution channel. Furthermore, a dealer must invest significantly in the brands they sell including display costs and time needed to learn the different product offerings. As a result, cabinet dealers typically carry one or two brands per price point and brand switching rates are low. The cabinet dealer channel is also oriented towards facilitated sales and customer service which is conducive to selling more customized and higher priced products such as ours, and minimizes working capital requirements as most cabinets are made-to-order.

Best-in-Class Cabinet Manufacturer with Multiple Premier Brands.    We are one of North America’s largest manufacturers of kitchen and bathroom cabinetry and we market our products through established national brands that are well recognized and respected by professionals and DIYs. Each of our domestic brands has been in operation for at least 25 years and covers a full line of price points, styles, materials and customization levels. Through these brands, we offer more than 600,000 door and finish combinations for cabinets with an average price range of $122-$579 per cabinet. Our comprehensive offering of cabinets allows us to compete in multiple market segments and be a one-stop supplier for customers. Additionally, our warranty expense rates have remained at consistently low levels and our on-time product delivery and completed order performance have also remained at consistently high levels. We believe these consistently high service levels have further helped us develop and sustain strong relationships with our customers.

Unique Organizational Structure and Strong Operational Focus.    We believe our strong performance relative to our peers is attributable in part to our unique organizational structure. Each of our four divisions is led by a separate president or general manager, who is responsible for all aspects of his division. In addition, most of our sales representatives are responsible for only one brand which we believe leads to superior product knowledge, responsiveness to consumer preferences and better customer service. This structure provides strength through enhanced accountability as each president or general manager is chiefly responsible for the performance of his division and associated brands and enhances our responsiveness to changes to market conditions. Beginning in 2006, we began to reduce our cost base in anticipation of a market slowdown. Between 2007 and 2010 we reduced our U.S. fixed cost base by approximately $19.0 million. These initiatives allowed us to maintain industry leading EBITDA margins while gaining market share through the downturn and have augmented our operating leverage, which we believe will improve our profitability as the residential housing market rebounds and volumes increase.

Culture of Customer Service and Product Innovation.    We have been able to maintain and grow our customer base through outstanding customer service, quick delivery time, and superior product offering and quality. Currently, we have nearly 2,000 active customers, which increased from approximately 1,900 active customers in 2010. To serve our growing customer base, we have made significant investments in our employees and continue to enhance our sales team. In 2011 and 2012 we increased our sales force by 24% to meet increasing demand from market growth and share gains. Our sales team is important in maintaining and increasing our customer base as well as providing feedback for new product development. As part of our sustained focus on our customer value proposition we seek to continually introduce innovative new products across all of our brands to address changes in consumer preferences or to enhance our existing product offering. Sales from new product introductions over the last 2 years represent approximately 14% of our 2012 sales, excluding Urban Effects. We believe new product introductions will continue to help us capture market share.

Low-Cost, Strategically Located Operations.    We operate six strategically located manufacturing facilities in the U.S. and Canada, which allows us to offer national distribution. A number of our facilities are vertically integrated, enabling them to manufacture and fully assemble cabinet doors, as well as perform machining, assembly and finishing operations. With a focus on low cost sourcing, we purchased approximately 25% of our raw materials from countries with lower costs than the U.S. for the year ended December 31, 2012.

Our Growth Strategy

Our financial and operational success has been driven by a focus on our network of cabinet dealers and wholetailers and providing accurate, timely deliveries of high quality products at competitive prices, supported by strong customer service. We will continue to seek to increase market share and improve margins through the principal strategies outlined below.

Capitalize on Accelerating Growth in Housing and Design Trends in Cabinetry Demand.    As a leading manufacturer of cabinets, we intend to capitalize on the continued recovery in the new housing construction and repair and remodeling markets, which has increased cabinet demand. In addition, we believe cabinet demand is further lifted by design trends towards larger kitchens and more customized cabinets. We have made significant investments in our sales force, among other areas, and believe we can benefit from this growth and capture market share. We believe our broad product portfolio and significant operating leverage will result in growth across our end-markets.

Drive Improved Profitability.    We are highly focused on increasing Adjusted EBITDA margin going forward through a combination of leveraging our fixed costs, operational improvements, product mix and price increases. As housing conditions (new home construction and repair and remodeling) continue to improve, and demand for cabinetry continues to increase, we expect to generate significant operating leverage as capacity utilization increases. In this scenario, we would also expect to sell a greater proportion of higher margin products as customer preferences shift back towards more customized cabinets. We had peak Adjusted EBITDA margins of over 18.0% during the later portion of the year ended December 31, 2007 compared to Adjusted EBITDA margins of 11.7% for the twelve-month period ended March 31, 2013. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Consolidated Financial and Other Data.”

Continue to Gain Market Share through Expansion of Our Cabinet Dealer Network and Other Customer Segments.    We intend to continue adding new customers to our network and to expand our sales to our existing base of nearly 2,000 active customers, including approximately 1,700 cabinet dealers and wholetailers. We believe expanding share with current cabinet dealers and attracting additional cabinet dealers to our network will result in a substantial opportunity for growth. Our four divisions, with distinct product offerings in all segments of the market, allow us to effectively manage our brand positioning and be highly responsive to our customers. We aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays. In addition, we will continue to opportunistically target customer segments such as the direct to home builders channel, for profitable growth. Geographically, we have targeted cabinet dealers in Canada and certain regions of the U.S. with our Urban Effects brand. In pursuit of this initiative, we transitioned our Winnipeg, Canada plant from a component manufacturer providing door and frame parts for the Mid Continent division to the complete cabinet line producer for the Urban Effects division. This enabled the Company to generate incremental sales through both product expansion and sales territory growth. Urban Effects represents a price point opportunity in a high margin product segment. Our management team’s previous success in the Canadian marketplace has enabled us to grow Urban Effects revenue in Canada from virtually nothing in 2008 to $23.7 million in 2012, which currently represents 98% of our Canadian sales.

Continued New Product Introductions.    Our organic growth has been driven by our frequent and successful new product introductions and, more typically, by introducing new door styles and finishes to existing product lines. These initiatives generate new sales with cabinet dealers who seek to update their product offerings. Furthermore, we have streamlined our product development cycle and significantly improved our time to market for such products, providing us with a greater opportunity to increase sales at each of our brands. We believe we will be able to continue to deliver new product introductions each year to support further organic growth.

Our Products

We offer a broad product line that encompasses a complete range of price points, styles, materials and customization levels. Our product offering includes stock, semi-custom and custom cabinets. We offer cabinets in both framed and full access construction and offer more than 600,000 door and finish combinations for wood, thermofoil, high-pressure laminate and melamine cabinets.

Our business is conducted through three business divisions and one subsidiary: Mid Continent Cabinetry, UltraCraft Cabinetry, StarMark Cabinetry (which includes the StarMark, Fieldstone and Brookwood brands) and Norcraft Canada (which includes the Urban Effects brand), our subsidiary. Within these divisions and subsidiary, we market our products through seven brands: Mid Continent, Norcraft, UltraCraft, StarMark, Fieldstone, Brookwood and Urban Effects. Mid Continent is our original brand, dating back to 1966. The UltraCraft brand, acquired by us in 2000, was established in 1986. The StarMark, Fieldstone and Brookwood brands were acquired by us in 2002. The StarMark and Fieldstone brands were established in 1978. The Brookwood brand was established in the mid-1980s to differentiate products sold through large home centers. Today, the Brookwood brand is sold only through a catalog sales organization. Each brand represents a distinct product line with little or no overlap. As a result, we are able to aggressively market each of our brands to a broad range of customers without significantly competing with our other brands. The Urban Effects brand was established in 2012 and is sold by Norcraft Canada. We believe our attention to brand positioning provides an advantage over some of our larger competitors who offer multiple brands in the same price point.

Mid Continent Cabinetry

The Mid Continent and Norcraft brands comprise our Mid Continent Cabinetry division. Mid Continent manufactures a broad range of stock and semi-custom framed cabinetry, offering over 150 door styles and over 2,500 door and finish combinations. Mid Continent also offers a custom-color option. The Mid Continent product offering includes two distinct product lines: Signature Series and Pro Series, which are differentiated by door style and finish, as well as design options and construction features. Norcraft Cabinetry includes only Signature Series cabinets. Mid Continent’s products accounted for approximately 50% of our sales during the fiscal year ended December 31, 2012.

Signature Series

Mid Continent’s Signature Series, the division’s most popular product line, provides features and customization options comparable to a semi-custom product at price points competitive with stock cabinetry. The Signature Series offers numerous door style selections in various wood species with multiple door and finish combinations. In addition, the Signature Series offers a wide variety of construction upgrades and design options, such as plywood sides and full-extension, dovetail maple drawers, for added style and design. We believe that our Signature Series cabinetry appeals to consumers undertaking remodeling projects, who seek superior design flexibility and attractive appearance relative to stock cabinetry and lower cost and shorter lead-times compared to semi-custom and custom cabinetry. We also believe we appeal to home builders who seek cabinetry that differentiates their homes and gives home buyers the look and feel of custom cabinetry at an affordable price.

Pro Series

Mid Continent’s Pro Series is designed for the value-conscious customer. The Pro Series is manufactured in high quantities and a limited range of finishes with few modification options. We believe that our Pro Series cabinetry primarily appeals to builders who are seeking products for single family and multi-unit dwellings.

Starmark Cabinetry

The StarMark, Fieldstone and Brookwood brands collectively comprise our StarMark Cabinetry division, offering over 500 door styles and over 600,000 door and finish combinations. StarMark also offers a customer-color option. This division provides high quality, attractively designed semi-custom cabinets incorporating many features of custom cabinetry at a lower price. StarMark Cabinetry collectively accounted for approximately 27% of our sales for the fiscal year ended December 31, 2012.

StarMark

StarMark is semi-custom framed kitchen and bath cabinetry targeted at both middle and upper income consumers. Kitchens are personalized for the homeowner’s lifestyle and designed by trained professionals who are experienced in using the depth of the StarMark product line to achieve a unique look and value investment for the home.

Fieldstone

Fieldstone is our higher-end, semi-custom framed cabinetry brand. This brand features an exclusive selection of products, finishes and modifications above and beyond what is available in the StarMark brand. Each kitchen is individually designed and accented by industry experts who use Fieldstone modifications, migration and exclusive finishes to achieve a custom room for their clients without a premium price. Fieldstone’s products are targeted at both middle and upper income consumers.

Brookwood

Brookwood cabinets are semi-custom, framed cabinets. Brookwood Cabinets are extensively modified and personalized for each homeowner. Brookwood products are targeted at both middle and upper income consumers.

Ultracraft Cabinetry

UltraCraft manufactures a full range of stock and semi-custom wall, base, tall, vanity and specialty cabinets. UltraCraft offers over 260 door styles and over 16,000 door and finish combinations.

UltraCraft cabinets are full access, offering true full-overlay doors with concealed hinges and functional hardware. Full access cabinets provide flush, furniture-style, finished ends and provide greater storage space than traditional framed cabinets. The UltraCraft product offering is comprised of two distinct product lines: Destiny and Vision which are differentiated by features, finish, color, style selection, design options and price. UltraCraft’s products accounted for approximately 15% of our sales during the fiscal year ended December 31, 2012.

Destiny Line

UltraCraft’s Destiny line is our high-end semi-custom full access product offering with extensive customization options. Destiny cabinets include thousands of door and finish combinations constructed of wood, thermofoil, acrilux, metal and melamine. Over the years, we have continued to significantly expand Destiny’s product offering, adding new wood species, door styles and finishes. Destiny line products are targeted at affluent, established customers who desire upscale, smartly designed, fully-featured cabinets.

Vision Line

UltraCraft’s Vision line includes twelve door styles and twenty-four Italian “Eurotek” veneer finish combinations, a unique technology of an Italian manufacturer. The Vision manufacturing process utilizes this state of the art technology to create a high-end semi-custom style and look at a mid-range price. As a result, we believe our Vision line products are well positioned to target younger, more fashion-oriented consumers.

Urban Effects

Our Canadian division markets through the Urban Effects brand, offering over 150 door styles and over 2,500 door and finish combinations. Urban Effects’ frameless cabinets, so far, are available in a limited range of finishes with fewer modification options, appealing to home builders who are seeking products for single family and multi-unit dwellings. Urban Effects’ products accounted for approximately 8% of our sales during the fiscal year ended December 31, 2012.

Manufacturing

We operate six manufacturing facilities strategically located throughout the U.S. and Canada. Our largest facility, in Newton, Kansas, is vertically integrated, enabling it to fully assemble cabinet doors, as well as perform machining, assembly and finishing operations for oak and other wood species. Our five remaining plants are primarily machining, assembly and finishing operations. At all of our sites, prior to assembly, rough milled lumber is machined. Panels, shelves, drawers, drawer fronts, doors, floors and back parts are then assembled. The cabinetry is then finished (sanded, stained, varnished and cured) and then assembled. Hardware is then added, and the final product is inspected, packaged and staged for shipment. Generally, our products are made to order and not to stock and accordingly, our finished goods inventory levels are low. Following production at one of our facilities, the finished product is shipped to our customers either directly or indirectly or via one of our two distribution centers.

Newton, Kansas along with Cottonwood, Minnesota and Lynchburg, Virginia are Mid Continent facilities, with Cottonwood and Lynchburg receiving doors manufactured by Newton and outsourcing their rough mill production of raw materials to third party vendors. Our Winnipeg, Canada facility is a Norcraft Canada facility, producing Urban Effects cabinets. Our Liberty, North Carolina facility is an UltraCraft facility, and our Sioux Falls, South Dakota facility is a StarMark facility, producing StarMark, Fieldstone and Brookwood cabinets. Liberty and Sioux Falls each outsource rough mill production. Liberty outsources door manufacturing in all wood species to third party vendors while Sioux Falls builds nearly 400 doors per day.

Sales, Marketing and Distribution

We sell our products principally through our network of internal and independent sales representatives, four Kitchen and Bath Ideas retail stores and one Kitchens 2 Go retail store. The majority of our sales are through our sales representatives, who cover all areas of the U.S. and parts of Canada, and with whom we believe we have established strong relationships by providing superior customer service, timely delivery and quality products at competitive pricing.

Our sales and marketing strategy is focused on distributing our products primarily to kitchen and bath dealers and wholesale retailers, or wholetailers. We estimate that the dealer and wholetailer channels accounted for approximately 65% of U.S. cabinet industry sales. In certain markets, we also sell our products directly to builders. We have developed strong relationships with our dealers by delivering superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe these relationships provide us an advantage as dealers often influence the consumer’s decision at the point-of-sale, particularly since consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with the dealer.

We have national distribution capabilities for all of our brands and our net sales are balanced throughout the U.S. and parts of Canada. In addition, we continually monitor the sales volume and credit worthiness of our dealers to further enhance our network and we aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays.

We also distribute our products through other channels on a limited basis, including national galleries, our Kitchen and Bath Ideas retail stores, Kitchens 2 Go retail stores, a catalog sales organization and other distributors. Our retail stores, which represented approximately 3% of our overall revenues in 2012, sell products from each of our divisions, as well as kitchen appliances, countertops and other kitchen and bath items.

Customers

We primarily sell our products to kitchen and bathroom cabinetry dealers and wholetailers, as well as directly to home builders. We have an extensive network of nearly 2,000 active customers. For the year ended December 31, 2011, one customer accounted for approximately 13% of net sales. For the year ended December 31, 2012, there was no customer that accounted for more than 10% of net sales. Our customers sell our products in the repair and remodeling and new home construction markets. Other than through our retail locations, we do not generally sell our products directly to home owners.

We seek to attract and retain customers by:

•	delivering our products on time, in the specification and quantity ordered;

•	producing a quality product offering that is regularly updated with new introductions;

•	providing superior customer service and product warranties;

•	supporting dealer and distributor employees through providing cabinet displays, extensive educational programs and substantial promotional materials; and

•	utilizing a professional, nationwide network of sales representatives who have close relationships with desirable dealers.

Competition

Our competitors manufacture stock, semi-custom and custom cabinetry. There are relatively low capital requirements for cabinetry assembly, and therefore it is relatively easy for small competitors to enter the industry. Many of our competitors compete on a local or regional basis, but others, like us, compete on a national basis as well. Our competitors include large consolidated operations which house their manufacturing facilities in large and efficient plants as well as relatively small, local cabinetwork manufacturers. Moreover, companies in other building products industries may compete with us.

Our competitors include American Woodmark Corporation, Fortune Brands Home & Security, Inc. and Masco Corporation as well as a large number of smaller manufacturers. We believe that we compete favorably with other manufacturers due to the breadth of our product offerings, production capacity and delivery and service.

Intellectual Property

Norcraft is the owner of various U.S. and Canadian federal trademark registrations(®) and registration applications(™), including for the following marks referred to in this report pursuant to applicable U.S. intellectual property laws: “Norcraft Companies®,” “StarMark Cabinetry®,” “Fieldstone Cabinetry®,” “Brookwood®,” “Kitchen and Bath Ideas®,” “UltraCraft®,” “Vision®,” “Destiny®,” “Mid Continent Cabinetry™,” “Mid Continent Pro Series™,” “Mid Continent Signature Series™,” “Norcraft Cabinetry®,” “Urban Effects™,” and the Norcraft Cabinetry logo, Norcraft Companies, L.L.C. logo, and StarMark logo.

We rely on a combination of trademarks, copyrights and trade secret protection, employee and third party non-disclosure agreements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered and unregistered trademarks, which we believe are widely recognized in the cabinetry industry. With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use of our intellectual property. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. To date, we have not relied on patents in operating our business.

Employees

As of December 31, 2012, we had 1,892 employees including 1,536 manufacturing employees. Of our total employees, 960 were at Mid Continent and corporate, 254 were at UltraCraft, 488 were at StarMark and 190 were at Norcraft Canada. We believe that we have a good working relationship with our employees. None of our employees are subject to any collective bargaining agreements.

Environmental Regulation

We are subject to extensive foreign, federal, state, provincial and local environmental, health and safety laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation and discharge of regulated materials into the environment. Permits are required for certain of our operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with these laws and regulations, and violations may result in the payment of fines or the entry of injunctions, or both. We may also incur liability for investigation and clean-up of soil or groundwater contamination on or emanating from current or formerly owned and operated properties, or at offsite locations at which regulated materials are located where we are identified as a responsible party. Based on currently available information, we do not believe we will be required under existing environmental laws and enforcement policies to expend amounts in the foreseeable future that will have a material adverse effect on our results of operations, financial condition or cash flows. The requirements of such laws and enforcement policies, however, have generally become more stringent over time. Also, discovery of currently unknown conditions could require responses that could result in significant costs. Accordingly, we are unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

Properties

We lease our executive offices located in Eagan, Minnesota. We own six separate manufacturing facilities, three of which manufacture Mid Continent cabinets, one of which manufactures UltraCraft cabinets, one of which manufactures StarMark, Fieldstone and Brookwood cabinets and one of which manufactures Norcraft Canada and Urban Effects cabinets. In addition, we lease six other non-retail facilities which are used for service and distribution functions and storage. We also lease two and own three retail stores that are engaged in the retail distribution of our products and other non-cabinet products of other industry participants. Our buildings, machinery and equipment have been generally well maintained and are in good operating condition. We believe our facilities have sufficient capacity and are adequate for our production and distribution requirements.

Each of our facilities, by function and division, is set forth in the table below:

Location	Owned/Leased	Square footage (approximate)	Function
Eagan, Minnesota	Leased	17,708	Headquarters
Cottonwood, Minnesota	Owned	163,000	Manufacturing—Mid Continent
Lynchburg, Virginia	Owned	160,100	Manufacturing—Mid Continent
Newton, Kansas	Owned	268,600	Manufacturing—Mid Continent
Liberty, North Carolina	Owned	213,500	Manufacturing—UltraCraft
Sioux Falls, South Dakota	Owned	233,000	Manufacturing—StarMark
Winnipeg, Manitoba	Owned	56,700	Manufacturing—Norcraft Canada
Tampa, Florida	Leased	31,200	Distribution/Service Center
Gilbert, Arizona	Leased	19,108	Distribution/Service Center
Liberty, North Carolina	Leased	36,750	Warehouse
Newton, Kansas	Leased	40,000	Warehouse
Lynchburg, Virginia	Leased	16,500	Warehouse
Winnipeg, Manitoba	Leased	60,000	Warehouse
Des Moines, Iowa	Leased	40,668	Kitchen and Bath Ideas Retail Store
Colorado Springs, Colorado	Owned	21,500	Kitchen and Bath Ideas Retail Store
Lynchburg, Virginia	Owned	5,000	Kitchen and Bath Ideas Retail Store
Sioux Falls, South Dakota	Owned	4,000	Kitchen and Bath Ideas Retail Store
Winnipeg, Manitoba	Leased	5,916	Kitchens 2 Go Retail Store

Legal Proceedings

During the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings. All of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our operations, the resolution of which should not have a material adverse effect on our financial condition, results of operations or cash flows. We are not currently a party to any material product liability claims. The majority of the pending legal proceedings involve claims for workers compensation, which are generally covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any resulting liability.

MANAGEMENT

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of Norcraft Companies, Inc. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Mark Buller	48	Chairman and Chief Executive Officer
Leigh Ginter	47	Chief Financial Officer
Kurt Wanninger	52	President, Mid Continent
Simon Solomon	60	President, UltraCraft
John Swedeen	62	President, Starmark
Michael Maselli	53	Director
Christopher Reilly	50	Director
Ira Zecher	60	Director

Mark Buller became the chief executive officer of our predecessor, Norcraft Companies, L.P., and a member of our predecessor’s general partner’s board of managers in October 2003. In July 2013, Mr. Buller was appointed our chief executive officer and chairman of our board of directors. Mr. Buller has over 25 years of experience in the cabinetry industry and has been a chief executive officer or division president of a cabinet manufacturer during the past 17 years. From 1988 to 1996, Mr. Buller served in various management positions at Kitchen Craft Cabinets, a Canadian cabinetry maker. From 1996 to 1999, Mr. Buller was president of Kitchen Craft and following its acquisition by Omega Cabinets, Ltd., Mr. Buller continued as president of Kitchen Craft from 1999 to 2000. Mr. Buller was appointed chief executive officer of Omega in 2000 and remained in that position until 2002, leaving Omega after it was sold to Fortune Brands, Inc. Mr. Buller’s leadership, executive, managerial and business experience, along with his more than 25 years of experience in the cabinetry industry, qualify him to be a director.

Leigh Ginter joined our predecessor in December 1997 as corporate controller and became chief financial officer of our predecessor in October 2003. In July 2013, Mr. Ginter was appointed our chief financial officer. In October 2001, he was appointed our vice president and controller, responsible for overseeing the finances of all of our business divisions as well as monitoring our overall financial performance. Prior to joining our company, Mr. Ginter spent five years as controller for Beckman Produce, an $80 million wholesale produce distributor in St. Paul, Minnesota. Mr. Ginter began his career at Lampert Lumber, serving in a variety of accounting positions during his five years with the company. Mr. Ginter received a bachelor’s degree in accounting from Metropolitan University.

Kurt Wanninger became president of our predecessor’s Mid Continent division in January of 2006, and will continue in such role at our company following the Reorganization. Mr. Wanninger has over 30 years of manufacturing industry experience, including over seven years with MasterBrand Cabinets, Inc. While at MasterBrand Cabinets, Mr. Wanninger served as the executive vice president of operations. His responsibilities included the supply chain for this $2.0 billion organization, leading 16 plants and 7,500 employees, producing 30,000 cabinets per day. Prior to Mr. Wanninger’s kitchen cabinet experience, he worked for Electrolux as the general manager of the Poulan Weedeater Division supporting $600 million in annual revenue producing gas weedeaters, chain saws and leaf blowers. Prior to joining Electrolux, Mr. Wanninger spent 17 years at a significant supplier to the automotive industry holding various operational positions. Mr. Wanninger received a bachelor’s degree in business administration from Bellevue University and an associate’s degree from Iowa Western in operations management.

Simon Solomon originally joined our predecessor company in June 2000 when we purchased UltraCraft. He continued to serve as the president of UltraCraft until his departure from the Company on August 31, 2006. He resumed his role as the president of UltraCraft after rejoining the Company on February 13, 2008 and will continue in such role at our company following the Reorganization. Cumulatively, he has over 16 years experience serving as the president of UltraCraft. He also has over 32 years total experience in the building industry. Prior to joining UltraCraft, Mr. Solomon worked in a variety of sales positions at Thomasville Furniture, his latest being general manager of its Armstrong Furniture division, and also served as senior vice president of sales and marketing at Lineage Home Furnishings, a subsidiary of Masco Corporation. Mr. Solomon received a bachelor’s degree in political science and history from the University of Pittsburgh and a master’s degree in international management from the American Graduate School of International Management.

John Swedeen joined our predecessor company in 2002 when we purchased StarMark. Mr. Swedeen has been in his current role as the president of StarMark since 1998 and will continue in such role following the Reorganization. Prior to joining StarMark, he served as vice president of sales and marketing for Weiser Lock, a subsidiary of Masco Corporation. Prior to joining Masco, he served in various capacities for Ingersoll-Rand Company, most recently as vice president of marketing for its Architectural Hardware Group. Mr. Swedeen received a bachelor’s degree in business administration from Georgia State University and completed an executive education program at Stanford Graduate School of Business.

Michael Maselli joined our predecessor company as a member of our predecessor’s general partner’s board of managers in October 2003. In July 2013, Mr. Maselli was appointed to our board of directors. Mr. Maselli is a managing director of Trimaran Fund Management, L.L.C. Before joining Trimaran in February 2003, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC World Markets. Prior to joining CIBC in 1997, Mr. Maselli served as a managing director in Bear Stearns’ corporate finance group and, prior to that, as a vice president at Kidder Peabody. Mr. Maselli received a bachelor’s degree in economics from the University of Colorado and a master’s degree in business administration, with distinction, from The A.B. Freeman School at Tulane University. Mr. Maselli has served on the board of directors of Standard Steel, L.L.C., Charlie Brown’s Acquisition Corp. and El Pollo Loco, Inc. Mr. Maselli’s extensive private equity, financial and investment banking experience qualify him to serve as a director.

Christopher Reilly joined our predecessor company as a member of our predecessor’s general partner’s board of managers in October 2003. In July 2013, Mr. Reilly was appointed to our board of directors. Mr. Reilly is a founding partner at KarpReilly, LLC. Prior to founding KarpReilly, LLC, Mr. Reilly was a partner at Apax Partners, L.P. Before joining Saunders, Karp & Megrue, LLC, the predecessor to Apax Partners, in 1990, Mr. Reilly served in the Merchant Banking and Finance, Administration and Operations Departments of Morgan Stanley & Co. Incorporated. Prior to joining Morgan Stanley, Mr. Reilly spent two years at Bankers Trust. Mr. Reilly received a bachelor’s degree from Providence College and a master’s degree in business administration from New York University’s Leonard N. Stern School of Business. Mr. Reilly has served as a member of the board of directors of Z’Tejas, Inc., Habit Burger Grill, S.B. Restaurant Co. (Elephant Bar), Comark, Inc., Bob’s Discount Furniture, Encompass Home Health, Performance, Inc. and Wilshire Pies, Inc. Mr. Reilly’s substantial experience with portfolio companies and his private equity, financial and investment banking experience qualify him to serve as a director.

Ira Zecher joined our company as a member of the board of directors in July 2013. Mr. Zecher is a managing member of ILZ, LLC, and is a director, audit committee chairman and compensation committee member of the board of Chuy’s Holding. Prior to joining our company, Mr. Zecher was with Ernst & Young LLP, a registered public accounting firm, for over 36 years until his retirement as a partner in 2010. Mr. Zecher gained extensive experience in audits and transactions at Ernst & Young LLP, where he served as a partner in the Audit and Transaction Advisory Services groups in New York and as the director of the Far East Area Private Equity practice, based in Hong Kong. Mr. Zecher is a CPA and holds a B.A. in accounting from Queens College of the City University of New York. He also completed the Executive Program of the Kellogg School of Management at Northwestern University. He currently is a professor in the Graduate Accounting program at Rutgers, the State University of New Jersey. Mr. Zecher’s extensive accounting and financial experience qualify him as a director.

Code of Business Conduct and Ethics

We will amend our Code of Business Conduct and Ethics applicable to our employees, officers (including our chief executive officer, chief financial officer and other senior executives) and members of our board of directors. The Code of Business Conduct and Ethics, as amended, will be accessible on our website at www.norcraftcompanies.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics to our officers, including the chief executive officer, chief financial officer or other senior executives, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

Initially, our board of directors will consist of          members. At any time that our Sponsors own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of at least a majority of our then outstanding common stock. At any time that our Sponsors do not own at least a majority of our then outstanding common stock, the size of our board of directors will be determined by the affirmative vote of our board of directors.

At any time that our Sponsors own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of at least a majority of our then outstanding common stock. At any time that our Sponsors do not own at least a majority of our then outstanding common stock, vacancies will be filled by the affirmative vote of our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect directors each year at our annual meeting.

Upon the completion of this offering, we will continue to have an audit committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

•

Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee.

•

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•

Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•

Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of Mr. Zecher,                  and                  . Mr. Zecher is both an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and will serve as chair of the audit committee. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of                  and                 . Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Upon the completion of this offering, our compensation committee will consist of                  and                 .

Role of the Board in Risk Oversight

Our audit committee will be primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management regarding our assessment of risks. In addition, the audit committee will report regularly to the board of directors, which will also consider our risk profile. The audit committee and the board of directors will focus on the most significant risks we face and our general risk management strategies. While our board of directors will oversee our risk management, company management will be responsible for day-to-day risk management processes. Our board of directors expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities will be the most effective approach for addressing the risks we face and that our board leadership structure, which also emphasizes the independence of the board in its oversight of our business and affairs will support this approach.

EXECUTIVE COMPENSATION

This section describes the material elements of the compensation awarded to, earned by, or paid to Norcraft Companies, L.P.’s, chief executive officer, Mark Buller, and our two most highly compensated executive officers (other than our chief executive officer), Kurt Wanninger, the president of Norcraft Companies, L.P. Mid Continent division, and John Swedeen, the president of Norcraft Companies, L.P. StarMark division (collectively referred to in this prospectus as our named executive officers).

Summary Compensation Table

The following table sets forth the compensation earned by our named executive officers in 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Mark Buller Chief Executive Officer	2012 2011	481,063 460,000	— —	— —	— —	690 690	481,753 460,690
Kurt Wanninger President, Mid Continent	2012 2011	385,000 385,000	— —	— —	— —	690 690	385,690 385,690
John Swedeen President, StarMark	2012 2011	305,000 305,000	— —	— —	— —	690 690	305,690 305,690

(1)	Represents Class D Units of Norcraft Holdings L.P. granted to our executive officers. All Class D units are “profits interest” issued pursuant to Norcraft Holdings L.P.’s incentive plan and are subject to time-based vesting. Amounts shown represent the estimated fair value of the Class D units calculated pursuant to ASC Topic 718. As part of the Reorganization, all holders of Class D units in Norcraft Holdings, L.P. will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock. See “Certain Relationships and Related Party Transactions—Contribution Agreement” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
(2)	Company paid life insurance premiums.

Management Equity Incentive Plan

Norcraft Holdings, L.P. adopted an Amended and Restated Management Incentive Plan in 2003, which we refer to as the 2003 Incentive Plan. This plan provided for the grant of incentive Class D units to selected employees and other persons providing services for Norcraft Companies, L.P. Prior to the closing of this offering, all of the holders of Class D unit awards granted pursuant to the incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the Class D units that have vested and that remain subject to vesting in the future for each of our named executive officers outstanding as of December 31, 2012.

Name and Principal Position	Number of Securities Underlying Unexercised Units (#) Unexercisable	Number of Securities Underlying Unexercised Units (#) Exercisable(1)	Unit Exercise Price ($)
Mark Buller Chief Executive Officer	—	3,403,658	0.16
Kurt Wanninger President, Mid Continent	—	1,054,304	0.35
John Swedeen President, StarMark	—	332,872	0.17

(1)	As part of the Reorganization, all holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock. See “Certain Relationships and Related Party Transactions—Contribution Agreement” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Represents Class D units of Norcraft Holdings, L.P. granted to these executive officers. Previously, under the terms of the incentive plan, the Class D units generally began to vest on the December 31 of the first full year following the date of grant, with 50% of the units typically vesting over a five year period and 50% vesting over a five year period subject to the Company meeting certain performance based criteria in each of those years. Upon vesting, each Class D unit entitles the unit holder the option to purchase one Class A unit in Norcraft Holdings, L.P.

Employment Agreements and Arrangements Upon Termination or Change of Control

Arrangements with Mark Buller

Mr. Buller entered into an employment agreement with us on October 21, 2003, the initial term of which expired October 20, 2006. This term automatically extends for consecutive one-year periods unless he or Norcraft Holdings L.P. declines to extend the term. Mr. Buller is entitled to receive $510,000 as his base salary for 2013, with a targeted bonus of 50% of base salary, which bonus will be tied to certain financial performance and other objectives set by the board of managers of Norcraft GP. Pursuant to his employment agreement, Mr. Buller has, among other things, agreed that (i) he will not disclose any of our trade secrets or confidential information, during and after the term of his employment, (ii) he will assign and disclose to us all intellectual property and proprietary rights developed or reduced to practice that relate to our business, during and for three months after the term of his employment and (iii) he will not compete against us and will not solicit nor hire any of our current employees, regardless of the reason for his termination, during and for two years after the term of his employment.

In the event we terminate Mr. Buller’s employment without cause (as defined in his agreement) or if he terminates his employment for good reason (as defined in his agreement), he will continue to receive his base salary for 18 months following the date of termination. He will also be entitled to receive a pro-rated portion of any bonus accrued for the year in which termination occurred (payable when the bonus would have otherwise been paid) and certain other health and welfare benefits in accordance with his agreement. If we had terminated Mr. Buller’s employment without cause or if he had terminated his employment for good reason as of December 31, 2012, Mr. Buller would have been entitled to receive an aggregate $765,000 pursuant to such provisions in his employment agreement (payment of which would be made over time and subject to the provisions of such agreement).

In the event we terminate Mr. Buller’s employment for cause or if he terminates his employment other than for good reason, we are not obligated to provide Mr. Buller any severance other than his accrued and unpaid base salary and certain other health and welfare benefits in accordance with his agreement. In the event of Mr. Buller’s death or disability, he is entitled to receive his accrued and unpaid base salary, a pro-rated portion of any bonus accrued for the year in which his employment ceased (payable when the bonus would have otherwise been paid) and certain other health and welfare benefits in accordance with his agreement.

Buller Norcraft Holdings, L.L.C., an entity affiliated with Mr. Buller, Herb Buller and certain other members of the Buller family, currently holds 15.5 million Class A units in Norcraft Holdings L.P. and MEB Norcraft, L.L.C., another entity affiliated with Mr. Buller, currently holds approximately 3.4 million Class D units in Norcraft Holdings L.P. In connection with any termination of Mr. Buller’s employment, such Class D units will be immediately forfeited. However, in the event that such termination is not by us for cause, immediately prior to such forfeiture, the holder will be entitled to convert each of the vested Class D units held by it to Class A units at a conversion price equal to the fair market value of a Class A unit of Norcraft Holdings L.P. at the time such Class D unit was originally granted. The conversion price for 2.9 million of these Class D units is $0.12 and the conversion price for the remaining Class D units held by him is $0.35.

In accordance with the Norcraft Holdings L.P. limited partnership agreement, if Mr. Buller’s employment is terminated by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by Buller Norcraft Holdings, L.L.C. and all units held by MEB Norcraft, L.L.C. at a purchase price equal to, in the case of units considered to be beneficially held by Mr. Buller, the lower of cost or the fair market value of such units, and in the case of all other such units, the fair market value of such units. If Mr. Buller’s employment is terminated by Mr. Buller other than for good reason, Norcraft Holdings L.P. has the option to repurchase all units held by Buller Norcraft Holdings, L.L.C. at a purchase price equal to the fair market value of such units. If Mr. Buller’s employment is terminated for any reason other than by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by MEB Norcraft, L.L.C. at a purchase price equal to the fair market value of such units.

In addition, in the event Mr. Buller’s employment is terminated due to his death or a disability, he or his estate may request that Norcraft Holdings L.P. purchase his outstanding interests in Norcraft Holdings L.P. for fair market value. Pursuant to its limited partnership agreement, Norcraft Holdings L.P. agrees to undertake commercially reasonable effectors to purchase such interests, subject to its current financial condition permits, including without limitation the restrictions imposed by its then outstanding debt agreements.

Upon certain corporate events, including a change of control of our company, Buller Norcraft Holdings, L.L.C. is entitled to receive a change of control bonus of up to $4.0 million (pending the Company successfully achieving various financial goals and rates of return for certain investors) and has the right to purchase up to 1,478,553.86 additional Class A units for $2.00 per unit and an additional 1,478,553.86 Class A units for $2.50 per unit.

Finally, pursuant to the Norcraft Holdings L.P. limited partnership agreement, Buller Norcraft Holdings, L.L.C. has a right of first offer to purchase our company upon a decision by Norcraft GP’s board of managers to engage in a sale transaction. See Part III, Item 13, “Certain Relationships and Related Transactions and Director Independence—Arrangements with Buller Investors.”

Arrangements with Other Employed Named Executive Officers

Mr. Swedeen entered into an employment agreement with us on October 21, 2003, the initial term of which expired December 31, 2004. Pursuant to this employment agreement, the employment term is automatically extended for consecutive one-year periods unless Mr. Swedeen, or Norcraft Holdings L.P. declines to extend the term. Mr. Wanninger entered into an employment agreement with Norcraft Holdings L.P., effective as of January 17, 2006, the initial term of which expired on December 31, 2007. Pursuant to Mr. Wanninger’s employment agreement, the employment term is automatically extended for consecutive one-year periods unless he or Norcraft Holdings L.P. declines to extend the term.

Pursuant to his employment agreement, Mr. Swedeen is entitled to receive $305,000 and Mr. Wanninger is entitled to receive $385,000, in each case, as such officer’s base salary for 2013, with eligibility to receive a bonus tied to certain financial and other performance objectives set by the board of managers of Norcraft GP. Pursuant to each employment agreement, each such named executive officer has, among other things, agreed that (i) he will not disclose any of our trade secrets or confidential information, during and after the term of his employment; (ii) he will assign and disclose to us all intellectual property and proprietary rights developed or reduced to practice that relate to our business, during and for three months after the term of his employment; (iii) he will not compete against us (x) until receipt of his last severance payment in the case of Mr. Swedeen and (y) for one year following the end of employment in the case of Mr. Wanninger; and (iv) following the end of employment, he will not solicit or hire any of our current employees for (x) one year in the case of Mr. Swedeen and (y) two years in the case of Mr. Wanninger. With respect to Mr. Swedeen and Mr. Wanninger, in the event we terminate such officer’s employment without cause (as defined in his agreement) or if he terminates his employment for good reason (as defined in his agreement) he will continue to receive, in the case of Mr. Swedeen, his base salary for at least three months following the date of termination, and in the case of Mr. Wanninger, his base salary for one year following the date of termination, plus, in each case, a pro-rated portion of any bonus accrued for the year in which termination occurred (payable when the bonus would have otherwise been paid) and certain other health and welfare benefits in accordance with his agreement. If we had terminated Mr. Swedeen’s employment without cause or if he had terminated his employment for good reason as of December 31, 2012, Mr. Swedeen would have been entitled to receive an aggregate $76,250 pursuant to such provisions in his employment agreement (payment of which would be made over time and subject to the provisions of such agreement). If we had terminated Mr. Wanninger’s employment without cause or if he had terminated his employment for good reason as of December 31, 2012, Mr. Wanninger would have been entitled to receive an aggregate $385,000 pursuant to such provisions in his employment agreement (payment of which would be made over time and subject to the provisions of such agreement).

With respect to Mr. Swedeen and Mr. Wanninger, in the event we terminate such officer’s employment for cause or if he terminates his employment other than for good reason, we are not obligated to provide such officer any severance other than his accrued and unpaid base salary and certain other health and welfare benefits in accordance with his agreement.

Mr. Swedeen currently holds 0.5 million Class A units, 0.2 million Class B units and 0.3 million Class D units in Norcraft Holdings L.P. In addition, upon certain events (including a change of control or termination of employment), Mr. Swedeen is entitled to receive 0.2 million Class C units in Norcraft Holdings L.P. In connection with any termination of Mr. Swedeen’s employment, such Class D units will be immediately forfeited. However, in the event that such termination is not by us for cause, immediately prior to such forfeiture, Mr. Swedeen will be entitled to convert each of the vested Class D units held by him to Class A units at a conversion price equal to the fair market value of a Class A unit of Norcraft Holdings L.P. at the time such Class D unit was originally granted. The conversion price for 0.2 million of the Class D units held by Mr. Swedeen is $0.12 and the conversion price for the remaining Class D units held by him is $0.35. In accordance with the Norcraft Holdings L.P. limited partnership agreement, if Mr. Swedeen’s employment is terminated by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by him at a purchase price equal to the lower of cost or the fair market value of such units. If Mr. Swedeen’s employment is terminated for any reason other than by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by him at a purchase price equal to the fair market value of such units.

Mr. Wanninger currently holds 0.2 million Class A units and 1.1 million Class D units in Norcraft Holdings L.P. In connection with any termination of Mr. Wanninger’s employment, such Class D units will be immediately forfeited. However, in the event that such termination is not by us for cause, immediately prior to such forfeiture, Mr. Wanninger will be entitled to convert each of the vested Class D units held by him to Class A units at a conversion price equal to the fair market value of a Class A unit of Norcraft Holdings L.P. at the time such Class D unit was originally granted. The conversion price for the Class D units held by Mr. Wanninger is $0.35. In accordance with the Norcraft Holdings L.P. limited partnership agreement, if Mr. Wanninger’s employment is terminated by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by him at a purchase price equal to the lower of cost or the fair market value of such units. If Mr. Wanninger’s employment is terminated for any reason other than by us for cause, Norcraft Holdings L.P. has the option to repurchase all units held by him at a purchase price equal to the fair market value of such units.

Director Compensation

Prior to this offering, individuals who served as the members of our general partner’s board of managers were not separately compensated for their services as a manager, other than reimbursement of out-of-pocket expenses incurred in connection with rendering such services.

Following the consummation of this offering, our officers, employees, consultants or advisors who also serve as directors will not receive additional compensation for their service as directors. Following the consummation of this offering, our directors who are not also officers, employees, consultants or advisors will receive cash based compensation for serving as directors.

Although the terms of our expected director compensation program have not yet been determined, we expect such compensation may consist of the following:

•	An annual retainer of $ ; and

•	An additional retainer of $ for service as the chair of any standing committee.

Directors will also receive reimbursement for out-of-pocket expenses associated with attending such board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contribution Agreement

Each of SKM Norcraft Corp., Trimaran Cabinet Corp., Buller Norcraft Holdings, L.L.C. and certain members of management were members of Norcraft Holdings, L.P. In connection with the Reorganization and pursuant to a contribution agreement:

•

the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.;

•

the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively;

•

all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and

•	Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc.

Stockholders Agreement

In connection with the Reorganization, we intend to enter into a stockholders agreement with certain of the existing limited partners of Norcraft Holdings, L.P. The stockholders agreement will contain provisions related to the composition of the board of directors, the committees of the board of directors and the corporate governance of Norcraft Companies, Inc. Under the stockholders agreement, our Sponsors will be entitled to nominate a majority of the members of our board of directors. Our Sponsors will agree in the stockholders agreement to vote for each other’s board nominees.

Registration Rights

In connection with the consummation of this offering, we will enter into a registration rights agreement with the former shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp., Buller Norcraft Holdings, L.L.C. and certain members of management. Pursuant to the registration rights agreement, these parties will have registration rights beginning six months after completion of this offering with respect to the restricted shares of Norcraft Companies, Inc. common stock that they will hold after giving effect to the Reorganization. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Review, Approval or Ratification of Transactions with Related Persons

Any material potential or actual conflict of interest or transaction between the Company and any “related person” of the Company must be reviewed and approved or ratified by the audit committee or, alternatively, our board of directors. SEC rules define a “related person” of the Company as any Company director (or nominee), executive officer, 5%-or-greater shareholder or immediate family member of any of these persons.

Employment Agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Compensation Discussion and Analysis—Employment Agreements and Arrangements upon Termination or Change of Control.”

Indemnification of Directors and Officers

We expect to enter into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf.

Tax Receivable Agreements

In connection with the reorganization transactions and our initial public offering, we will enter into several tax receivable agreements, or TRAs, which obligate us to make payments to our pre-initial public offering investors. A description of each TRA is as follows:

•

TRA with All Indirect Pre-Initial Public Offering Investors Who Held Equity in One of Norcraft Holding, L.p.’s Corporate Members:    Provides for the payment by us to our indirect pre-initial public offering investors who held equity in one of Norcraft Holdings, L.P.’s Corporate Owners contributed to Norcraft Companies, Inc. of         % of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we actually realize as a result of our use of such Corporate Owners’ NOLs and other tax attributes, such as any increase in tax basis attributable to the Corporate Owners’ original acquisition of interests in Norcraft Holdings, L.P., as well as the tax benefits attributable to payments made under such tax receivable agreement.

•

TRA with All Pre-Initial Public Offering Direct Investors:    Provides for the payment by us to our pre-initial public offering investors of         % of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we actually realize as a result of any increase in tax basis attributable to the Reorganization as well as the tax benefits attributable to payments made under such tax receivable agreement.

The payments we will be required to make under the tax receivable agreements could be substantial. It is possible that future transactions or events, including changes in tax rates, could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material adverse effect on our liquidity if, as a result of timing discrepancies or otherwise, distributions to us by Norcraft Holdings, L.P. are not sufficient to permit us to make payments under the tax receivable agreements after we have paid taxes. The payments under the tax receivable agreements are not conditioned upon the continued ownership of us by the other parties to these agreements.

DESCRIPTION OF INDEBTEDNESS

Norcraft Companies, L.P. has debt outstanding under its ABL Facility and senior secured second lien notes. In connection with the closing of this offering, we intend to (i) repay certain amounts outstanding under the ABL Facility, and (ii) redeem certain of the senior secured second lien notes.

The below summaries of certain of our other indebtedness are not complete descriptions of all the terms of such outstanding or potential indebtedness. For a complete description, please see the reports filed with the SEC from time to time listed under “Where You Can Find More Information.”

ABL Facility

General

On December 9, 2009, Norcraft Companies, L.P. entered into a senior first-lien secured asset-based revolving credit facility with the lenders party thereto and UBS AG, Stamford Branch, as administrative agent and collateral agent. Norcraft Companies, L.P. entered into a consent under the ABL Facility with the lenders, administrative agent and collateral agent party thereto in connection with the supplemental indenture, dated May 20, 2011, to the indenture governing our currently outstanding notes and is entering into an amendment to the ABL Facility in connection with the issuance of the notes. The ABL Facility provides for aggregate commitments of up to $25.0 million, including a letter of credit sub-facility and a swingline loan sub-facility, subject to a borrowing base as described below. As of March 31, 2013, there were no borrowings outstanding, approximately $4.5 million in a letter of credit outstanding and unused commitments of $16.4 million under the ABL Facility. We and our subsidiaries have no undrawn letters of credit. In May 2011, the ABL Credit Agreement was modified and now has a maturity of September 15, 2015.

All borrowings under the ABL Facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. Borrowings under the ABL Facility are limited by the availability under the borrowing base, which is the sum of (i) up to 85% of eligible accounts receivable, plus (ii) the lesser of (x) up to 65% of the cost of eligible inventory and (y) up to 85% of the net recovery cost percentage of the cost of eligible inventory, less (iii) a reserve equal to the greater of (x) $4 million and (y) 20% of the borrowing base. For purposes of the borrowing base, (i) the cost of eligible inventory is equal to the lesser of (x) cost computed on a first-in first-out basis in accordance with GAAP and (y) market value; and (ii) the net recovery cost percentage is the ratio of the net orderly liquidation value of eligible inventory to the original cost of eligible inventory. In addition, certain reserves may be imposed against the borrowing base, which may reduce borrowing availability.

Proceeds of the loans under the ABL Facility can be used for working capital and general corporate purposes.

Interest and Fees

The interest rates per annum applicable to loans (other than swingline loans) under the ABL Facility are, at the option of Norcraft Companies, L.P., equal to either an alternate base rate or an adjusted LIBOR rate, in each case plus an applicable margin percentage. The alternate base rate is equal to the greatest of (i) the corporate base rate of UBS AG, Stamford Branch, (ii) one-half of 1.00% over the weighted average of the rates on overnight Federal funds transactions as published by the Federal Reserve Bank of New York and (iii) the adjusted LIBOR rate for an interest period of three months beginning on such day plus 1.00%, but shall always be no less than 3.00%. The adjusted LIBOR rate is determined by reference to the corresponding deposits of U.S. dollars at the start of each interest period and is fixed through each period, but shall always be no less than 2.00%. The applicable margin is 1.50% for alternate base rate loans and 2.50% for adjusted LIBOR loans. Swingline loans bear interest at the interest rate applicable to alternate base rate loans.

On the last business day of each calendar quarter, Norcraft Companies, L.P. is required to pay each lender a commitment fee of 0.50% per annum in respect of any unused commitments of such lender under the ABL Facility. Norcraft Companies, L.P. must also pay customary letter of credit and agency fees.

Prepayments

Subject to exceptions, the ABL Facility requires mandatory prepayments but not permanent reductions of commitments thereunder, subject to the right of reinvestment, in amounts equal to 100% of the net cash proceeds from asset sales and casualty and condemnation events. The ABL Facility requires that if borrowing availability falls below $10 million or if an event of default shall have occurred and be continuing, the administrative agent and lenders have the right to exercise cash dominion over certain of Norcraft Companies, L.P. and its subsidiaries’ deposit accounts. In that case, amounts on deposit in such accounts will be applied towards prepayment of the loans, without a permanent reduction of commitments under the ABL Facility.

Voluntary prepayments of loans and reductions of revolving loan commitments are permitted, in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) in minimum amounts as set forth in the ABL Facility.

Collateral and Guarantors

Indebtedness under the ABL Facility is guaranteed, on a joint and several basis, by Norcraft Intermediate Holdings, L.P., Norcraft Finance Corp., Norcraft Canada Corporation and all of Norcraft Companies, L.P.’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a first priority security interest in substantially all of Norcraft Companies, L.P. and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

Restrictive Covenants and Other Matters

The ABL Facility includes negative covenants restricting or limiting the ability of Norcraft Intermediate Holdings, L.P. and its subsidiaries, to, among other things:

•	sell assets,

•	alter the business that we conduct,

•	engage in mergers, acquisitions and other business combinations,

•	declare dividends or redeem or repurchase our equity interests,

•	incur additional indebtedness or guarantees,

•	make loans and investments,

•	incur liens,

•	enter into transactions with affiliates,

•	prepay these notes and any subordinated debt,

•	engage in sale and leaseback transactions, and

•	modify or waive certain material agreements and organizational documents.

Such negative covenants are subject to customary and other agreed-upon exceptions.

The ABL Facility contains certain customary representations and warranties and affirmative covenants. The ABL Facility also contains certain events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Facility to be in full force and effect and change of control. If such an event of default occurs, the administrative agent and lenders under the ABL Facility are entitled to take various actions, including the acceleration of amounts due thereunder and all actions permitted to be taken by a secured creditor.

Senior Secured Second Lien Notes

In December 2009, Norcraft Companies, L.P. and Norcraft Finance Corp., a wholly-owned finance subsidiary of Norcraft Companies, L.P., issued, on a joint and several basis, $180.0 million aggregate principal amount of 10.5% senior secured second lien notes due 2015 (the “senior secured second lien notes”). Interest accrues on the senior secured second lien notes and is payable semiannually on June 15 and December 15 of each year at a rate of 10.5% per annum, which commenced on June 15, 2010. Proceeds from the issuance of the senior secured second lien notes were used to redeem Norcraft Company, L.P.’s 9% senior subordinated notes due 2011 and to make a distribution to Norcraft Holdings, L.P. to allow Norcraft Holdings, L.P. to repurchase a portion of its 9.75% senior discount notes due 2012.

In May 2011, Norcraft Companies, L.P. and Norcraft Finance Corp. issued, on a joint and several basis, an additional $60.0 million aggregate principal amount of these senior secured second lien notes at a 1.04 premium, for total gross proceeds of $62.4 million. Proceeds from this issuance of the senior secured second lien notes were used to make a distribution to Norcraft Holdings, L.P. to allow Norcraft Holdings, L.P. to retire the remainder of its 9.75% senior discount notes due 2012 and pay related transaction and financing costs.

Norcraft Companies, L.P. may redeem the senior secured second lien notes, in whole or in part, at a redemption price equal to 105.250% (or, during the twelve month period beginning December 15, 2013, 102.625%, or 100% during the period beginning December 15, 2014 and thereafter) of the principal amount thereof, plus accrued and unpaid interest.

If Norcraft Companies, L.P. experiences a change of control, Norcraft Companies, L.P. may be required to offer to purchase the senior secured second lien notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

Additionally, the terms of the indenture governing the senior secured second lien notes limit Norcraft Companies, L.P.’s ability to, among other things, incur additional indebtedness, pay dividends or make distributions or repurchase or redeem capital stock, issue stock of subsidiaries, make investments, sell assets, incur liens, enter into agreements restricting any subsidiary’s ability to pay dividends, enter into sale-leaseback transactions, enter into transaction with affiliates and consolidate, merge or sell substantially all of the assets. The terms also include events of default (including cross-default provisions) which, if any of them occurs, would permit or require the principal of and accrued interest on such senior secured second lien notes to become or to be declared due and payable. As of March 31, 2013, Norcraft Companies, L.P. was in compliance with these provisions.

The senior secured second lien notes are guaranteed, on a joint and several basis, by Norcraft Canada Corporation and all of Norcraft’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a second priority security interest in substantially all of Norcraft’s, Norcraft Finance Corp.’s and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2012 but after giving effect to the Reorganization as if it had occurred on that date by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each listed stockholder is: c/o Norcraft Companies, Inc., 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
Buller Norcraft Holdings, L.L.C.(1)
Former shareholders of SKM Norcraft Corp.(2)
Former shareholders of Trimaran Cabinet Corp.(3).
Directors and Named Executive Officers:
Mark Buller
Kurt Wanninger
John Swedeen
Michael Maselli
Christopher Reilly(4)
Ira Zecher
All executive officers and directors as a group (9 persons)

*	Indicates less than one percent
(1)	Buller Norcraft Holdings, L.L.C. is controlled by Mr. Mark Buller and Mr. Herbert Buller.
(2)	SKM Equity Fund III, L.P. is the controlling shareholder of SKM Norcraft Corp. SKM Equity Fund III, L.P. is controlled by its general partner, SKM Partners, L.L.C., which is in turn controlled by its board of managers. SKM Partners, L.L.C.’s board of managers is comprised of Allan Karp and John Megrue.
(3)	The shareholders of Trimaran Cabinet Corp. are Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Partners and CIBC MB Inc. Each of these shareholders has given a proxy of its voting rights in Trimaran Cabinet Corp. to Trimaran Fund Management, L.L.C. Trimaran Fund Management, L.L.C. is controlled by its managing members who are Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler.
(4)	Does not include shares owned by SKM Norcraft Corp. Mr. Reilly as a partner of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Mr. Reilly disclaims ownership of such shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

General

We were formed on July 23, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Norcraft Holdings, L.P., so that the issuer is a corporation rather than a limited partnership and so that all of our existing investors will own common stock rather than equity interests in a limited partnership.

In connection with the Reorganization and prior to the closing of this offering, we intend to amend and restate our certificate of incorporation and bylaws. Upon the closing of this offering, the total amount of our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of undesignated preferred stock. See “the Reorganization.”

Our amended and restated certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of the ability of stockholders to call special meetings (except in limited circumstances), supermajority vote requirements for the removal of a director, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our amended and restated certificate of incorporation and bylaws.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.    Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing.    We intend to list our common stock on a national securities exchange under the symbol “         .”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

In connection with the consummation of this offering, we will enter into a registration rights agreement with former shareholders of SKM Norcraft Corp., Trimaran Cabinet Corp., Buller Norcraft Holdings, L.L.C. and certain members of management. Pursuant to the registration rights agreement, these parties will have registration rights beginning six months after completion of this offering with respect to the restricted shares of Norcraft Companies, Inc.’s common stock that they will hold after giving effect to the Reorganization.

The registration rights agreement will provide the stockholders party thereto with certain demand registration rights following the expiration of the 180-day lockup period in respect of the restricted shares of our common stock held by them. In addition, in the event that we register additional shares of common stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to the stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, such holders will have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the holders described above.

The registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We have agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have ten members.

Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with the Sponsors (considered together as one group) cease to beneficially own more than 50% of our outstanding shares. Our amended and restated certificate of incorporation and the bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with the Sponsors (considered together as one group) cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our amended and restated certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsors (considered together as one group) cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsors, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy of the Company in the business opportunities of the Sponsors and of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                  . Its address is                 . Its telephone number is                 .

Listing

We intend to apply to list our common stock on a national securities exchange under the symbol “         .”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately shares of common stock. In addition, options and warrants to purchase an aggregate of approximately shares of our common stock will be outstanding as of the closing of this offering. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming Citigroup Global Markets Inc. and UBS Securities LLC do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Shares Eligible For Sale	Comment
On the date of this offering ( , 2013)		Shares eligible for sale under Rule 144 and Rule 701
180 days after the date of this prospectus ( , 2013), as such period may be extended as described below		Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately              shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming an initial public offering price of $         per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

•

the average weekly trading volume in our common stock on          during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

Our officers, directors and other stockholders owning an aggregate of                  shares of our common stock will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain customary exceptions. See “Underwriting” for a description of these lock-up agreements.

Registration Statements on Form S-8

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 2003 Incentive Plan. This registration statement would cover approximately             shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of restricted shares of our common stock issued in connection with the Reorganization will be entitled to the rights described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our common stock issued pursuant to this offering by “non-U.S. holders”, as defined below. This summary deals only with shares of our common stock acquired by a non-U.S. holder in this offering that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a tax-exempt organization; a foreign government; an insurance company; a person holding our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes; a person that received our common stock in connection with services provided to the company or any of its affiliates; a person whose “functional currency” is not the U.S. dollar; a person subject to the alternative minimum tax; a “controlled foreign corporation”; a “passive foreign investment company”; or a U.S. expatriate.

This summary is based upon provisions of the Code, and applicable Treasury regulations promulgated or proposed thereunder, rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock. This summary does not address all aspects of U.S. federal income tax, does not address all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address any state, local, non-U.S., gift, or estate tax considerations or any considerations relating to the Medicare tax on net investment income.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of shares of our common stock that is for U.S. federal income tax purposes not a partnership and not (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, and any person holding shares of our common stock through such a partnership, are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of shares of our common stock.

This summary is for general information only and is not, and is not intended to be, tax advice. Non-U.S. holders of shares of our common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of our common stock in light of their particular circumstances, as well as any tax considerations relating to gift or estate taxes, the alternative minimum tax or to the Medicare tax on net investment income, and any tax considerations arising under the laws of any other jurisdiction, including any state, local and non-U.S. income and other tax laws.

Distributions

Unless dividends, if any, are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base maintained in the United States), dividends paid to a non-U.S. holder of our common stock generally will (to the extent of our current and accumulated earnings and profits) be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty). Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate.

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or the relevant withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Non-U.S. holders who do not timely provide us or the relevant withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a tax treaty.

If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital, up to the non-U.S. holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, exchange, redemption or certain other taxable dispositions of our common stock.” If at the time a distribution is made we are not able to determine whether or not it will exceed current and accumulated earnings and profits, we may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in “Foreign Account Tax Compliance Act.”

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States); (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock (the “relevant period”) and certain other conditions are met, as described below.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain from a disposition of our common stock, which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurances that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock continues to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the relevant period. If we are a USRPHC and the requirements described in clauses (i) or (ii) in the preceding sentence are not met, gain on the disposition of shares of our common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding Tax

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will generally be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a U.S. person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Under legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”), a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, shares of our common stock paid to certain non-U.S. entities (including financial intermediaries) unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The withholding rules applicable to payments of dividends on shares of our common stock are scheduled to be phased in beginning July 1, 2014. The withholding rules are scheduled to apply to payments of gross proceeds from dispositions of shares of our common stock beginning January 1, 2017.

Holders of shares of our common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Citigroup Global Markets Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, certain of our employees and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, subject to certain customary exceptions, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to list our shares on a national securities exchange under the symbol “         .”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by the Company
	No Exercise	Full Exercise
Per share
Total

We estimate that our portion of the total expenses of this offering will be $        , including approximately $         in connection with the qualification of the offering with FINRA by counsel to the underwriters.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the national securities exchange on which we list our shares in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. For example, an affiliate of UBS Securities LLC is administrative and collateral agent under our Credit Agreement dated December 9, 2011.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° or -2° or -3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person as defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, New York, New York. The validity of the common stock offered hereby will be passed upon on behalf of the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Norcraft Holdings, L.P. as of December 31, 2012 and December 31, 2011 and for the three fiscal years in the period ended December 31, 2012 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as expects in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document is not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

NORCRAFT HOLDINGS, L.P.

Report of Independent Registered Public Accounting Firm

To the Board Managers

Norcraft GP, L.L.C

We have audited the accompanying consolidated balance sheets of Norcraft Holdings, L.P. (a Delaware limited partnership) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, changes in members’ equity(deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norcraft Holdings, L.P. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota

July 30, 2013

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$23,019	$24,185
Trade accounts receivable, net	20,264	20,092
Inventories	19,760	17,503
Prepaid and other current assets	2,220	1,835

Total current assets	65,263	63,615
Non-current assets:
Property, plant and equipment, net	25,961	27,434
Goodwill	88,484	88,479
Intangible assets, net	70,148	77,732
Display cabinets, net	6,019	5,842
Other assets	268	568

Total non-current assets	190,880	200,055

Total assets	$256,143	$263,670

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,133	$6,566
Accrued expenses	14,893	13,775

Total current liabilities	22,026	20,341
Non-current liabilities:
Long-term debt	240,000	240,000
Unamortized premium on bonds payable	127	166
Other liabilities	48	108

Total non-current liabilities	240,175	240,274

Total liabilities	262,201	260,615
Commitments and contingencies	—	—
Members’ equity subject to put request	6,926	8,309
Members’ equity (deficit)	(12,984)	(5,254)

Total liabilities and members’ equity (deficit)	$256,143	$263,670

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(dollar amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
Net sales	$288,782	$269,305	$262,568
Cost of sales	215,274	195,853	187,482

Gross profit	73,508	73,452	75,086
Selling, general and administrative expenses	54,144	51,099	50,402

Income from operations	19,364	22,353	24,684
Other expense:
Interest expense, net	25,819	25,706	25,327
Amortization of deferred financing costs	3,120	3,046	1,589
Other expense, net	(16)	264	26

Total other expense	28,923	29,016	26,942

Net loss	(9,559)	(6,663)	(2,258)
Other comprehensive income (loss):
Foreign currency translation adjustment	219	(295)	1,611

Total other comprehensive income (loss)	219	(295)	1,611

Comprehensive loss	$(9,340)	$(6,958)	$(647)

Year Ended December 31, 2012
Pro forma C corporation data (unaudited):
Historical net loss before taxes	$(9,559)
Pro forma income tax (expense) benefit

Pro forma loss	$
Pro forma loss per share:
Basic
Diluted

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(dollar amounts in thousands)

	Members’ Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity (Deficit)
Members’ equity at January 1, 2010	$2,394	$93	$2,487
Issuance of members’ interest	124	—	124
Stock compensation expense	181	—	181
Accretion of members’ interest subject to put request	(4,593)	—	(4,593)
Comprehensive income (loss)	(2,258)	1,611	(647)

Members’ equity (deficit) at December 31, 2010	(4,152)	1,704	(2,448)
Issuance of members’ interest	139	—	139
Stock compensation expense	183	—	183
Accretion of members’ interest subject to put request	3,830	—	3,830
Comprehensive loss	(6,663)	(295)	(6,958)

Members’ equity (deficit) at December 31, 2011	(6,663)	1,409	(5,254)
Issuance of members’ interest	50	—	50
Stock compensation expense	187	—	187
Accretion of members’ interest subject to put request	1,383	—	1,383
Distributions to member	(10)	—	(10)
Comprehensive income (loss)	(9,559)	219	(9,340)

Members’ equity (deficit) at December 31, 2012	$(14,612)	$1,628	$(12,984)

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollar amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net loss	$(9,559)	$(6,663)	$(2,258)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,723	4,935	5,720
Amortization:
Customer relationships	4,467	4,467	4,467
Deferred financing costs	3,120	3,046	1,589
Display cabinets	4,113	4,005	4,142
Discount amortization/accreted interest	(39)	180	489
Provision for uncollectible accounts receivable	168	236	589
Provision for obsolete and excess inventory	377	(280)	(115)
Provision for warranty claims	3,071	3,143	2,771
Stock compensation expense	187	183	181
Loss on debt extinguishment	—	183	—
Loss (gain) on disposal of assets	(2)	8	(33)
Change in operating assets and liabilities:
Trade accounts receivable	(257)	(2,442)	(450)
Inventories	(2,597)	99	(804)
Prepaid expenses	(385)	(276)	48
Other assets	301	183	(655)
Accounts payable and accrued expenses	(1,482)	(8,166)	(727)

Net cash provided by operating activities	6,206	2,841	14,954
Cash flows from investing activities:
Proceeds from sale of property and equipment	13	20	49
Purchase of property, plant and equipment	(3,135)	(2,586)	(2,705)
Additions to display cabinets	(4,290)	(4,831)	(3,764)

Net cash used in investing activities	(7,412)	(7,397)	(6,420)
Cash flows from financing activities:
Borrowings on senior secured second lien notes payable	—	62,400	—
Payment of financing costs	(3)	(8,504)	(882)
Repurchase of notes payable	—	(53,883)	—
Proceeds from issuance of member interests	50	139	124
Distributions to member	(10)	—	—

Net cash provided by (used in) financing activities	37	152	(758)
Effect of exchange rates on cash and cash equivalents	3	(68)	18

Net increase (decrease) in cash and cash equivalents	(1,166)	(4,472)	7,794
Cash and cash equivalents, beginning of the period	24,185	28,657	20,863

Cash and cash equivalents, end of period	$23,019	$24,185	$28,657

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$25,433	$26,659	$24,798
Supplemental disclosure of non-cash transactions:
Change in equity subject to put request	$(1,321)	$(3,830)	$4,593

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

1. Basis of Presentation

The accompanying financial statements are those of Norcraft Holdings, L.P. (“Holdings”). Holdings and its subsidiaries are collectively referred to as the “Company”. Norcraft Companies, L.P. (“Norcraft”) is the subsidiary company of Holdings. Holdings is no longer a part of a combined filing with Norcraft due to the retirement of the remainder of the 9.75% senior discount notes due 2012.

Norcraft GP, L.L.C. (“Norcraft GP”), a Delaware limited liability company, is the general partner of Holdings and Norcraft. Norcraft GP does not hold any equity interest in Holdings or Norcraft, but as a general partner of each entity, it controls both entities. The members of Norcraft GP are SKM Norcraft Corp., Trimaran Cabinet Corp. and Buller Norcraft Holdings, L.L.C. Norcraft GP has not been capitalized and has no assets or liabilities as of December 31, 2012 or 2011. Furthermore, Norcraft GP has no commitment to fund cash flow deficits or furnish direct or indirect financial assistance to the Company.

In connection with the initial public offering of Norcraft Companies, Inc.’s common stock, the Company will be a part of a reorganization. Prior to the completion of this offering:

•

the members of Norcraft Holdings, L.P. (other than SKM Norcraft Corp. and Trimaran Cabinet Corp.) will contribute all of their Class A, B and C units in Norcraft Holdings, L.P. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc.;

•

the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will contribute all of the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc., and the names of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be changed to Norcraft Blocker Corp. I and Norcraft Blocker Corp. II, respectively;

•

all of the holders of Class D units in Norcraft Holdings, L.P., which were issued pursuant the Norcraft Holdings, L.P. incentive plan, will contribute (a) all of their vested Class D units to Norcraft Companies, Inc. in exchange for shares of Norcraft Companies, Inc. common stock and (b) all of their unvested Class D units to Norcraft Companies, Inc. in exchange for restricted shares of Norcraft Companies, Inc. common stock; and

•	Norcraft GP, L.L.C. will sell its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P. to Norcraft Companies, Inc.

these contributions are referred to as the “Reorganization.”

Following the Reorganization, Norcraft Companies, Inc. will establish deferred tax liabilities of approximately $37.2 million, deferred tax assets of $13.6 million and a valuation allowance of $13.6 million. The unaudited pro forma C corporation data for the year ended December 31, 2012, is based on the historical consolidated statements of comprehensive loss and give effect to pro forma taxes as if Norcraft Holdings, L.P. were a C corporation for the entire duration of all periods presented.

2. Nature of Company

The Company is a manufacturer and national distributor of kitchen and bathroom cabinetry to dealers, wholetailers who sell to end users in the repair and remodeling and new home construction markets, contractors,

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

builders and home centers. Manufacturing is conducted from owned premises located in Kansas, Minnesota, North Carolina, South Dakota, Virginia and Winnipeg, Canada.

The Company has aggregated its four significant operating segments into one reportable segment, based on similar products, production processes, types of customers, distribution methods and economic characteristics.

3. Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, the Company considers all highly liquid investments having maturities when acquired of three months or less when purchased to be cash equivalents.

A substantial portion of the Company’s cash is held by a single financial institution. The majority of the Company’s cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Trade Accounts Receivable and Concentrations of Credit Risk

The Company’s customers operate in the repair and remodeling and new home construction markets; accordingly, their credit worthiness is affected by cyclical trends and general conditions in those markets. Concentrations of credit risk with respect to accounts receivables are limited to some extent by its large number of customers and their geographic dispersion. The Company generally does not require collateral from its customers, but does maintain allowances for estimated uncollectible accounts receivable based on historical experience and specifically identified at-risk accounts. The allowance for uncollectible accounts was $0.6 million, $0.9 million and $1.1 million for the years ended December, 2012, 2011 and 2010, respectively. The adequacy of the allowance is evaluated on an ongoing and periodic basis and adjustments are made in the period in which a change in condition occurs. An account receivable is considered past due after the contractual due date is not met. Charge-off occurs when the account is deemed uncollectable.

For the years ended December 31, 2011 and 2010, one of the Company’s customers accounted for approximately 13% and 16% of net sales, respectively. The amount of accounts receivable for this customer was $1.1 million and $1.4 million at the years ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2012, there was no customer that accounted for more than 10% of net sales.

Inventories

The Company states inventory at the lower of cost or market with cost established using the first-in, first-out (FIFO) method. The Company makes provisions for estimated obsolete or excess inventories based on historical experience, market conditions and other assumptions and judgments by management. Estimated losses for such obsolete or excess inventory are recorded in the periods in which those conditions arise.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major renewals and betterments that extend lives of assets are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

lives: buildings and leasehold improvements — twenty years or the life of the underlying lease, factory equipment — seven years, vehicles — five years, office and data processing equipment — three to five years. The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations.

Display Cabinets

The cost of display cabinets is capitalized when provided to the Company’s dealers and is amortized over thirty-six months, which represents the period they are expected to be on display for customer viewing.

Intangible Assets

Intangible assets consist of the following:

	December 31, 2012
		Subject to Amortization
	Not Subject to Amortization	Gross Carrying Amount	Accumulated Amortization	Total
Goodwill	$88,484			$88,484

Brand names	$35,100			$35,100
Customer relationships		$67,000	$(41,069)	25,931
Deferred financing costs		16,123	(7,006)	9,117

	$35,100	$83,123	$(48,075)	$70,148

	December 31, 2011
		Subject to Amortization
	Not Subject to Amortization	Gross Carrying Amount	Accumulated Amortization	Total
Goodwill	$88,479			$88,479

Brand names	$35,100			$35,100
Customer relationships		$67,000	$(36,602)	30,398
Deferred financing costs		16,120	(3,886)	12,234

	$35,100	$83,120	$(40,488)	$77,732

Indefinite-lived intangible assets and Goodwill:

Indefinite-lived intangible assets are brand names, consisting of Mid Continent®, UltraCraft®, StarMark® and Fieldstone®. Indefinite lived intangible assets are not amortized. Instead, the Company makes annual assessments, or as events or circumstances indicate that the asset might be impaired, separately from goodwill, to evaluate realizability of carrying values.

The Company’s significant reporting units for the purpose of performing the impairment tests for goodwill consist of Mid Continent, UltraCraft and StarMark. The Company performs an annual impairment test of goodwill and indefinite-lived intangible assets during the fourth quarter.

The Company’s reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors may result in the need to perform an impairment test prior

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

to the fourth quarter, including significant underperformance of the Company’s business relative to expected operating results, significant adverse economic and industry trends, and a decision to divest an individual business within a reporting unit.

Goodwill impairment is determined using a two-step process.

•

The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the process is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

•

The second step, if necessary, compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The Company estimates the fair value of its reporting units, using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital derived from observable market inputs and comparable company data. Assumptions about sales, operating margins, and growth rates are based on management’s forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. The revenue projections used in 2011 assumed market recovery in 2012, continuing into 2013. The revenue projections used in the 2012 evaluation continued these trends with 6.5% blended sales growth in 2013 and continued momentum in future years.

In 2012, the Company also assumed a discount rate of 12.5% and a perpetual growth rate of 3.6%. In 2011, the Company assumed a discount rate of 14.8% and a perpetual growth rate of 3.5%. In 2010, the Company assumed a discount rate of 14.0% and a perpetual growth rate of 3.5%. These rates reflected the market conditions in the respective periods.

The fair value of the indefinite-lived assets is determined for the annual impairment test using the Royalty Savings Method, which is a variation of the income approach. In 2012, a discount rate of 12.5% was used plus a premium of 1.0%. In 2011, a discount rate of 14.0% was used plus a premium of 1.0%. In 2010, a discount rate of 14.0% was used plus a premium of 1.0%.

The Company’s first step impairment analysis for 2012, 2011 and 2010 indicated that the fair value of the reporting units approximated or exceeded their carrying values. The impairment test resulted in no impairment charges in 2012, 2011 and 2010. The only changes in the value of goodwill were due to foreign currency translation adjustments.

Finite lived intangible assets:

Finite lived intangible assets consist of customer relationships. The customer relationship intangible asset is being amortized using the straight-line method over its estimated useful life of fifteen years based on historical

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

and expected customer attrition rates. Straight-line amortization reflects an appropriate allocation of cost of the intangible asset to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period.

Amortization expense related to customer relationships of $4.5 million for each of the years ended December 31, 2012, 2011 and 2010 is included in selling, general and administrative expenses in the consolidated statements of comprehensive loss. Annual amortization expense for each of the next five years is expected to be $4.5 million per year.

Management reviews the valuation and the estimated useful lives of its finite lived intangible assets when events or circumstances indicate that the asset might be impaired, taking into consideration any events or circumstances which might result in diminished fair value or revised useful life.

Deferred Financing Costs:

Debt issuance costs are deferred and amortized to deferred financing expense using the interest method over the terms of the related debt. Amortization of such costs for the fiscal years 2012, 2011 and 2010 totaled approximately $3.1 million, $3.0 million and $1.6 million, respectively.

Future estimated aggregate deferred financing costs amortization expense at December 31, 2012 is as follows:

Year Ending December 31,
2013	$3,120
2014	3,120
2015	2,877

Foreign Currency Translation/Transactions

The financial statements of the Company’s Canadian subsidiary are translated into U.S. dollars for consolidation. All assets and liabilities are translated using period-end exchange rates and statements of comprehensive loss items are translated using average exchange rates for the period. The resulting adjustments are recorded as comprehensive loss in the statement of changes in members’ equity (deficit). Also recorded as adjustments in members’ equity (deficit) are transaction gains and losses on long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future. Other foreign currency transaction gains and losses are included in determining net income(loss), but have not been material in any of the periods presented.

Revenue Recognition

Revenue is recognized upon delivery of product, which represents the point at which ownership transfers to the customer. Net sales represent gross sales less deductions taken for sales returns, freight charge backs and incentive rebate programs. These deductions are based on historical experience, market conditions and terms of the applicable marketing agreements with the customers. Taxes collected from customers are not included in revenue, but are recorded as a liability until remitted to the appropriate governmental authorities.

Shipping and Handling Costs

The Company classifies freight billings to customers as a component of net sales and the related cost is included as a component of cost of sales in the statements of comprehensive loss.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Advertising

The Company expenses all advertising costs as incurred. Advertising expense was $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Volume-Based Incentives

These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the customer completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the Company estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The estimated rebates are recorded as a reduction of revenue in the period of sale based on historical redemption rates.

Marketing Programs

Under these arrangements the Company agrees to reimburse certain of its customers for a portion of the costs incurred by the customer to advertise and promote certain of the Company’s products. The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity takes place. The actual costs of these programs are included in selling, general and administrative expenses in the statements of comprehensive loss.

Product Warranties

The Company provides warranties for its products ranging from five years up to the life of the product. Estimated costs to be incurred for such warranties are provided for in the period of sale based on historical claim rates as a component of cost of sales in the statements of comprehensive loss. (See Note 4, “Supplemental Financial Statement Information”)

Income Taxes

The Company is a limited partnership, whereby income is allocated to the limited partners of Holdings for inclusion in their respective tax returns. Accordingly, no liability or provision for federal income taxes and deferred income taxes attributable to the Company’s operations are included in the accompanying financial statements. While the Company is subject to various state and local taxes at the entity level and files income tax returns in various jurisdictions, these amounts have historically been insignificant. The Company classifies taxes, interest and penalties as a component of other expense.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Supplemental Financial Statement Information

Trade Accounts Receivable

Trade accounts receivable consists of the following as of December 31:

	2012	2011
Trade accounts receivable	$20,822	$20,949
Less: allowance for uncollectible accounts	(558)	(857)

Trade accounts receivable, net	$20,264	$20,092

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

Inventories

Inventories consist of the following as of December 31:

	2012	2011
Raw materials and supplies	$13,014	$11,999
Work in process	2,382	2,110
Finished goods	4,364	3,394

Inventories	$19,760	$17,503

Supplier Concentration

The Company purchased approximately 15.2%, 14.9% and 19.4% of its raw materials during 2012, 2011 and 2010, respectively, from its largest supplier. While the loss of this vendor could negatively impact the operations of the Company in the near term, products purchased from this vendor are available through other sources.

Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31:

	2012	2011
Land	$2,971	$2,963
Buildings and improvements	26,104	25,478
Factory equipment	33,321	30,209
Vehicles	344	284
Office and data processing equipment	6,377	6,309
Construction in progress	499	1,740

Property, plant and equipment, gross	69,616	66,983
Less: accumulated depreciation	(43,655)	(39,549)

Property, plant and equipment, net	$25,961	$27,434

Accrued Expenses

Accrued expenses consist of the following as of December 31:

	2012	2011
Salaries, wages and employee benefits	$6,761	$5,750
Commissions, rebates and marketing programs	2,893	2,496
Workers’ compensation	1,371	1,567
Interest	1,178	1,179
Other, including product warranty accruals	2,690	2,783

Accrued expenses	$14,893	$13,775

Product Warranties

Product warranty activity is as follows for the years ended December 31:

	2012	2011	2010
Beginning balance	$732	$781	$494
Accruals for warranties	3,071	3,143	2,771
Claims paid	(3,070)	(3,192)	(2,484)

Ending balance	$733	$732	$781

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

5. Income Taxes

The Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company’s accrual for these tax exposures was $0.1 million, $0.1 million and $0.2 million at December 31, 2012, 2011 and 2010, respectively.

The Company is subject to tax examinations by tax authorities in numerous states until the applicable statute of limitations expire. The Company does not anticipate significant changes in the amount of unrecognized tax benefits over the next year.

6. Long-Term Debt

Long-term debt consists of the following as of December 31:

	2012	2011
Senior secured second lien notes payable (due in 2015 with semi-annual interest payments at 10.5%)	$240,000	$240,000

Long-term debt	$240,000	$240,000

ABL Facility

In December 2009, in connection with issuance of the senior secured second lien notes, Norcraft entered into a senior secured first-lien asset-based revolving credit facility (the “ABL Facility”) pursuant to a credit agreement dated as of December 9, 2009 (the “ABL Credit Agreement”) by and among Norcraft, as borrower, Norcraft Intermediate Holdings, L.P. and other guarantors party thereto, as guarantors, the lenders party thereto and UBS Securities LLC, as arranger, bookmanager, documentation agent and syndication agent, and UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent and UBS Loan Finance LLC as swingline lender. The ABL Facility provides for aggregate commitments of up to $25.0 million, including a letter of credit sub-facility and a swingline loan sub-facility, subject to a borrowing base, and has a maturity date of December 9, 2013. As of December 31, 2012, the borrowing base was approximately $17.0 million.

In May 2011, the ABL Credit Agreement was modified and now has a maturity of September 2015.

The ABL Credit Agreement contains negative covenants that limit the ability of Norcraft Intermediate Holdings, L.P., which is the immediate parent of Norcraft, and its subsidiaries from, among other things, (a) selling assets, (b) altering the business that Norcraft currently conducts, (c) engaging in mergers, acquisitions and other business combinations, (d) declaring dividends or redeeming or repurchasing the Company’s equity interests, (e) incurring additional debt or guarantees, (f) making loans and investments, (g) incurring liens, (h) entering into transactions with affiliates, (i) engaging in sale and leaseback transactions and (j) prepaying the senior secured second lien notes, the senior discount notes and any subordinated debt. As of December 31, 2012, the Company was in compliance with these provisions.

Indebtedness under the ABL Facility is guaranteed, on a joint and several basis, by Norcraft Intermediate Holdings, L.P. (the immediate parent of Norcraft), Norcraft Finance Corp. (a subsidiary of Norcaft), Norcraft Canada Corporation (a subsidiary of Norcraft) and all of Norcraft’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a first priority security interest in substantially all of Norcraft’s and the guarantor’s existing and future property and assets,

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

As of December 31, 2012 and 2011, there were no borrowings outstanding. At December 31, 2012 there were approximately $4.5 million of a letter of credit outstanding and unused commitments of $12.5 million under the ABL Facility.

The Company has no unused letters of credit.

Senior Secured Second Lien Notes

In December 2009, Norcraft and Norcraft Finance Corp., a wholly-owned finance subsidiary of Norcraft, issued, on a joint and several basis, $180.0 million aggregate principal amount of 10.5% senior secured second lien notes (the “senior secured second lien notes”). Interest accrues on the senior secured second lien notes and is payable semiannually on June 15 and December 15 of each year at a rate of 10.5% per annum, which commenced on June 15, 2010. Proceeds from the issuance of the senior secured second lien notes were used to redeem the Company’s 9% senior subordinated notes due 2011 and to make a distribution to Holdings to allow Holdings to repurchase a portion of the 9.75% senior discount notes due 2012.

In May 2011, Norcraft and Norcraft Finance Corp. issued, on a joint and several basis, an additional $60.0 million aggregate principal amount of these senior secured second lien notes at a 1.04 premium, for total gross proceeds of $62.4 million. Proceeds from this issuance of the senior secured second lien notes were used to make a distribution to Holdings to allow Holdings to retire the remainder of the 9.75% senior discount notes due 2012 and pay related transaction and financing costs.

Norcraft may redeem the senior secured second lien notes, in whole or in part, at a redemption price equal to all of the principal amount of the senior secured second lien notes plus a premium declining ratably to par plus accrued interest.

If Norcraft experiences a change of control, Norcraft may be required to offer to purchase the senior secured second lien notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

Additionally, the terms of the indenture governing the senior secured second lien notes limit Norcraft’s ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions. As of December 31, 2012, Norcraft was in compliance with these provisions.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The following represents certain condensed consolidating financial information as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2012

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Current assets	$65,263	$—	$—	$65,263
Property, plant & equipment, net	25,961	—	—	25,961
Investments in subsidiary	—	(6,058)	6,058	—
Other assets	164,919	—	—	164,919

Total assets	$256,143	$(6,058)	$6,058	$256,143

Current liabilities	$22,026	$—	$—	$22,026
Long-term debt	240,000	—	—	240,000
Unamortized premium on bonds payable	127	—	—	127
Other liabilities	48	—	—	48
Members’ equity subject to put request	—	6,926	—	6,926
Members’ equity (deficit)	(6,058)	(12,984)	6,058	(12,984)

Total liabilities & members’ equity (deficit)	$256,143	$(6,058)	$6,058	$256,143

As of December 31, 2011

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Current assets	$63,615	$—	$—	$63,615
Property, plant & equipment, net	27,434	—	—	27,434
Investments in subsidiary	—	3,055	(3,055)	—
Other assets	172,621	—	—	172,621

Total assets	$263,670	$3,055	$(3,055)	$263,670

Current liabilities	$20,341	$—	$—	$20,341
Long-term debt	240,000	—	—	240,000
Unamortized premium on bonds payable	166	—	—	166
Other liabilities	108	—	—	108
Members’ equity subject to put request	—	8,309	—	8,309
Members’ equity (deficit)	3,055	(5,254)	(3,055)	(5,254)

Total liabilities & members’ equity (deficit)	$263,670	$3,055	$(3,055)	$263,670

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Year Ended December 31, 2012

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Net sales	$288,782	$—	$—	$288,782
Cost of sales	215,274	—	—	215,274

Gross profit	73,508	—	—	73,508
Equity in earnings (losses) of subsidiary	—	(9,559)	9,559	—
Selling, general and administrative expenses	54,144	—	—	54,144

Income (loss) from operations	19,364	(9,559)	9,559	19,364
Other expense:
Interest expense, net	25,819	—	—	25,819
Amortization of deferred financing costs	3,120	—	—	3,120
Other expense, net	(16)	—	—	(16)

Total other expense	28,923	—	—	28,923

Net income (loss)	(9,559)	(9,559)	9,559	(9,559)
Other comprehensive income (loss):
Foreign currency translation adjustment	219	—	—	219

Total other comprehensive income (loss)	219	—	—	219

Comprehensive income (loss)	$(9,340)	$(9,559)	$9,559	$(9,340)

For the Year Ended December 31, 2011

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Net sales	$269,305	$—	$—	$269,305
Cost of sales	195,853	—	—	195,853

Gross profit	73,452	—	—	73,452
Equity in earnings (losses) of subsidiary	—	(3,731)	3,731	—
Selling, general and administrative expenses	51,099	—	—	51,099

Income (loss) from operations	22,353	(3,731)	3,731	22,353
Other expense:
Interest expense, net	23,549	2,157	—	25,706
Amortization of deferred financing costs	2,454	592	—	3,046
Other expense, net	81	183	—	264

Total other expense	26,084	2,932	—	29,016

Net income (loss)	(3,731)	(6,663)	3,731	(6,663)
Other comprehensive income (loss):
Foreign currency translation adjustment	(295)	—	—	(295)

Total other comprehensive income (loss)	(295)	—	—	(295)

Comprehensive income (loss)	$(4,026)	$(6,663)	$3,731	$(6,958)

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Year Ended December 31, 2010

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Net sales	$262,568	$—	$—	$262,568
Cost of sales	187,482	—	—	187,482

Gross profit	75,086	—	—	75,086
Equity in earnings (losses) of subsidiary	—	3,191	(3,191)	—
Selling, general and administrative expenses	50,402	—	—	50,402

Income (loss) from operations	24,684	3,191	(3,191)	24,684
Other expense:
Interest expense, net	20,091	5,236	—	25,327
Amortization of deferred financing costs	1,376	213	—	1,589
Other expense, net	26	—	—	26

Total other expense	21,493	5,449	—	26,942

Net income (loss)	3,191	(2,258)	(3,191)	(2,258)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,611	—	—	1,611

Total other comprehensive income (loss)	1,611	—	—	1,611

Comprehensive income (loss)	$4,802	$(2,258)	$(3,191)	$(647)

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Cash flows provided by (used in) operating activities	$6,206	$(40)	$40	$6,206
Cash flows provided by (used in) investing activities	(7,412)	—	—	(7,412)
Cash flows provided by (used in) financing activities	37	40	(40)	37
Effect of exchange rates on cash and cash equivalents	3	—	—	3

Net increase (decrease) in cash and cash equivalents	(1,166)	—	—	(1,166)
Cash and cash equivalents, beginning of period	24,185	—	—	24,185

Cash and cash equivalents, end of period	$23,019	$—	$—	$23,019

For the Year Ended December 31, 2011

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Cash flows provided by (used in) operating activities	$6,743	$53,974	$(57,876)	$2,841
Cash flows provided by (used in) investing activities	(7,397)	—	—	(7,397)
Cash flows provided by (used in) financing activities	(3,750)	(53,974)	57,876	152
Effect of exchange rates on cash and cash equivalents	(68)	—	—	(68)

Net increase (decrease) in cash and cash equivalents	(4,472)	—	—	(4,472)
Cash and cash equivalents, beginning of period	28,657	—	—	28,657

Cash and cash equivalents, end of period	$24,185	$—	$—	$24,185

For the Year Ended December 31, 2010

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Cash flows provided by (used in) operating activities	$20,190	$(4,256)	$(980)	$14,954
Cash flows provided by (used in) investing activities	(6,420)	—	—	(6,420)
Cash flows provided by (used in) financing activities	(1,862)	124	980	(758)
Effect of exchange rates on cash and cash equivalents	18	—	—	18

Net increase (decrease) in cash and cash equivalents	11,926	(4,132)	—	7,794
Cash and cash equivalents, beginning of period	16,731	4,132	—	20,863

Cash and cash equivalents, end of period	$28,657	$—	$—	$28,657

We anticipate that the funds generated by operations and current available cash balances will be sufficient to meet working capital requirements, make required member tax distributions and to finance capital expenditures over the near term. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future equity or debt financing will be sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

7. Disclosures About Fair Value of Financial Instruments

The following tables present the carrying amounts and quoted fair market values of financial instruments at December 31, 2012 and 2011. The fair value of a financial instrument is deemed to be the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
10.75% senior secured second lien notes	$240,000	$241,800	$240,000	$223,800

The quoted fair market value of the financial instruments presented may not be indicative of their future values.

Other Financial Assets and Liabilities

Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable. The carrying value of these financial assets and liabilities approximates fair value due to their short maturities.

8. Members’ Equity (Deficit)

Holdings owns all of Norcraft’s member units. Limited partners of the Company generally have no liability for the debts, obligations and liabilities of the Company.

Management Incentive Plan

The Company has a management incentive plan, (the “Plan”) which provides for the grants of incentive Class D limited partnership units in Holdings to selected employees of the Company.

Class D units vest with time-based vesting over a three year period. Upon vesting, each Class D unit entitles the unit holder the option to purchase one Class A unit in Holdings. All Class D units are issued with an exercise price equal to the then fair value of Holdings’ Class A units as determined by the Company.

The fair value of the Class D units granted is based on the Black-Scholes option-pricing model. In accordance with Accounting Standards Codification (“ASC”) Topic 718, the Company is required to incorporate a volatility factor in the fair value calculation. The volatility factor is developed through the use of a sample of peer group companies consisting of publicly-traded companies that operate in the Company’s same industry. The Company granted $0.1 million and $0.3 million in incentive Class D units during the years ended December 31, 2012 and 2011, respectively.

Compensation expense related to Class D units was $0.2 million for of the years ended December 31, 2012, 2011 and 2010. Because individuals receiving these Class D unit awards are employees of Norcraft, the compensation expense is recorded at the Norcraft level.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

The following table sets forth information about the fair value of the Class D unit grant on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such grant:

	2012	2011
Weighted-average fair value of Class D units granted	$0.14	$0.16
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.70%	0.76%
Volatility	51.9%	51.9%
Expected lives	4.3	4.3

A summary of Class D unit activity under the Plan is as follows:

	2012		2011		2010
	Units	Weighted- Average Exercise Price	Units	Weighted- Average Exercise Price	Units	Weighted- Average Exercise Price
Beginning balance	6,886,577	$0.26	6,811,577	$0.26	4,727,220	$0.22
Granted	125,000	0.32	305,000	0.39	3,620,199	0.35
Forfeited/expired	(50,000)	0.39	(230,000)	2.16	(1,535,842)	1.81

Ending balance	6,961,577	0.26	6,886,577	0.26	6,811,577	0.26

Exercisable	6,793,244	0.26	5,533,699	0.24	4,333,183	0.20

Both the intrinsic values of the issued Class D units and exercisable Class D units at December 31, 2012 were $0.3 million. The intrinsic values of the issued Class D units and exercisable Class D units at December 31, 2011 were $1.2 million and $1.1 million, respectively.

The Class D units vested during 2012 and 2011 had fair values of $0.04 million and $0.12 million, respectively.

The total compensation cost of non-vested awards not yet recognized is $0.2 million for each of the years ended 2012 and 2011.

The Plan will terminate in December 2015.

Members’ Equity Subject to Put Request

The limited partnership agreement of Holdings provides that certain employee equity Holders may request that Holdings repurchase limited partnership units upon their death or disability at the then fair market value. Following such a request, Holdings must use commercially reasonable efforts to repurchase such units, subject to limitations on the repurchase of equity contained in the senior credit facility and the indentures governing Holding’s and Norcraft’s notes payable, respectively. The fair market value of these units is recorded outside of permanent equity. Any changes in the fair market value of these units are reported as changes in members’ equity subject to put request in the statement of of changes in members’ equity. As of December 31, 2012, 2011 and 2010, there were $22.3 million, $22.1 million, and $21.8 million units subject to the put request, respectively.

The fair market value of a unit is estimated by dividing the current equity value of the Company by the number of vested units outstanding. The equity value of the Company is based on an earnings multiple times trailing twelve months’ EBITDA plus net cash and liability positions.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

9. Employee Benefit Plan

The Company sponsors a contributory defined contribution plan, established under the provisions of Section 401(k) of the Internal Revenue Code, which provides, among other things, for the Company to make discretionary contributions. Company contributions to this plan during the years ended December 31, 2012, 2011 and 2010 were minimal.

10. Related Party Transactions

The Company has an agreement with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. to provide management services to the Company. Under the terms of the agreement, the Company will pay a $1.0 million annual management fee plus reimbursement of any out-of-pocket expenses incurred. The agreement expires upon sale to an unaffiliated third party of substantially all of the Company’s assets or interests. Management fees charged to expense as a component of selling, general and administrative expenses was $1.0 million for each of the years ended December 31, 2012, 2011 and 2010.

11. Leases

The Company leases its corporate office and distribution facilities under operating leases expiring on various dates. Certain lease agreements have terms for renewal or include rent escalation clauses. In addition to the base rent, certain leases require the Company to pay as additional rent a portion of the real estate taxes and common area expenses of the leased premises. Total rent expense was $2.5 million, $2.3 million and $2.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company has historically entered and will continue to enter into leases of a temporary or short-term nature and that do not have future non-cancelable commitments. Operating leases often contain renewal options. In those locations in which it makes economic sense to continue to operate, management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum lease payments under non-cancelable operating leases at December 31, 2012, are as follows:

Year Ending December 31,	Amount
2013	$2,463
2014	2,043
2015	1,061
2016	370
2017	195

$6,132

12. Commitments and Contingencies

The Company is party to legal actions and contingencies arising during the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

13. Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under this new ASU, an entity can elect to present items of net income and other comprehensive income in a single continuous statement or in two separate, but consecutive, statements. This guidance is effective for publicly traded companies as of the beginning of a fiscal year that begins after December 15, 2011 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. The Company adopted ASU 2011-05 and it did not have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under ASU 2011-08, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. ASU 2011-08 is effective for annual periods beginning after December 15, 2011. The Company adopted ASU 2011-08 and it did not have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220) — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Account Standards Update No. 2011-05. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted ASU 2011-12 and it did not have a material impact on the Company’s consolidated financial statements.

In July of 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect such adoption will have a material impact on the Company’s consolidated financial statements.

14. Subsequent Events

The Company has evaluated its consolidated financial statements as of December 31, 2012 for subsequent events through July 30, 2013, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands)

	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$27,431	$23,019
Trade accounts receivable, net	24,973	20,264
Inventories	21,674	19,760
Prepaid and other current assets	1,808	2,220

Total current assets	75,886	65,263
Non-current assets:
Property, plant and equipment, net	25,562	25,961
Goodwill	88,479	88,484
Intangible assets, net	68,252	70,148
Display cabinets, net	5,804	6,019
Other assets	191	268

Total non-current assets	188,288	190,880

Total assets	$264,174	$256,143

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$11,134	$7,133
Accrued expenses	20,436	14,893

Total current liabilities	31,570	22,026
Non-current liabilities:
Long-term debt	240,000	240,000
Unamortized premium on bonds payable	117	127
Other liabilities	51	48

Total non-current liabilities	240,168	240,175

Total liabilities	271,738	262,201
Commitments and contingencies	—	—
Members’ equity subject to put request	7,372	6,926
Members’ equity (deficit)	(14,936)	(12,984)

Total liabilities and members’ equity (deficit)	$264,174	$256,143

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(dollar amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2013	2012
Net sales	$77,348	$67,862
Cost of sales	57,578	49,942

Gross profit	19,770	17,920
Selling, general and administrative expenses	13,856	13,179

Income from operations	5,914	4,741
Other expense:
Interest expense, net	6,447	6,450
Amortization of deferred financing costs	780	780
Other expense, net	10	27

Total other expense	7,237	7,257

Net loss	(1,323)	(2,516)
Other comprehensive income (loss):
Foreign currency translation adjustment	(191)	223

Total other comprehensive income (loss)	(191)	223

Comprehensive loss	$(1,514)	$(2,293)

Three Months Ended March 31, 2013
Pro Forma C corporation data (unaudited):
Historical net loss before taxes	$(1,323)
Pro forma income tax (expense) benefit

Pro forma loss	$

Pro forma loss per share:
Basic
Diluted

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(dollar amounts in thousands)

(unaudited)

	Members’ Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity (Deficit)
Members’ equity (deficit) at January 1, 2013	$(14,612)	$1,628	$(12,984)
Issuance of members’ interest	3	—	3
Stock compensation expense	5	—	5
Accretion of members’ interest subject to put request	(446)	—	(446)
Comprehensive loss	(1,323)	(191)	(1,514)

Members’ equity (deficit) at March 31, 2013	$(16,373)	$1,437	$(14,936)

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollar amounts in thousands)

(unaudited)

	Three Months Ended March 31,
	2013	2012
Cash flows from operating activities:
Net loss	$(1,323)	$(2,516)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,112	1,157
Amortization:
Customer relationships	1,116	1,117
Deferred financing costs	780	780
Display cabinets	1,136	1,019
Discount amortization/accreted interest	(10)	(10)
Provision for uncollectible accounts receivable	51	(14)
Provision for obsolete and excess inventories	66	69
Provision for warranty claims	753	757
Stock compensation expense	5	46
Gain on disposal of assets	—	(1)
Change in operating assets and liabilities:
Trade accounts receivable	(4,807)	(2,678)
Inventories	(2,011)	(1,625)
Prepaid expenses	410	269
Other assets	77	78
Accounts payable and accrued expenses	8,823	7,719

Net cash provided by operating activities	6,178	6,167
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	2
Purchase of property, plant and equipment	(816)	(484)
Additions to display cabinets	(921)	(1,136)

Net cash used in investing activities	(1,737)	(1,618)
Cash flows from financing activities:
Proceeds from issuance of member interests	3	—
Distributions to member	—	(10)

Net cash provided by (used in) financing activities	3	(10)
Effect of exchange rates on cash and cash equivalents	(32)	6

Net increase in cash and cash equivalents	4,412	4,545
Cash and cash equivalents, beginning of the period	23,019	24,185

Cash and cash equivalents, end of period	$27,431	$28,730

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$58	$58
Supplemental disclosure of non-cash transactions:
Change in equity subject to put request	$446	$215

See notes to consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

1. Basis of Presentation

The accompanying financial statements are those of Norcraft Holdings, L.P. (“Holdings”). Holdings and its subsidiaries are collectively referred to as the “Company”. Norcraft Companies, L.P. (“Norcraft”) is the subsidiary company of Holdings. Holdings is no longer a part of a combined filing with Norcraft due to the retirement of the remainder of the 9.75% senior discount notes due 2012.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the interim consolidated financial statements and accompanying notes included herein should be read in conjunction with the more detailed information contained in Norcraft’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission. The unaudited interim consolidated financial statements as of March 31, 2013 and 2012 and for the three months ended March 31, 2013 and 2012 include all normal recurring adjustments which management considers necessary for the fair presentation of financial position, results of operations and cash flows for the interim periods.

Following the Reorganization, Norcraft Companies, Inc. will establish deferred tax liabilities of approximately $37.2 million, deferred tax assets of $13.6 million and a valuation allowance of $13.6 million. The unaudited pro forma C corporation data for the three months ended March 31, 2013, is based on the historical consolidated statements of comprehensive loss and give effect to pro forma taxes as if Norcraft Holdings, L.P. were a C corporation for the entire duration of all periods presented.

2. Trade Accounts Receivable

Trade accounts receivable consists of the following:

	March 31, 2013	December 31, 2012
Trade accounts receivable	$25,588	$20,822
Less: allowance for uncollectible accounts	(615)	(558)

Trade accounts receivable, net	$24,973	$20,264

3. Inventories

Inventories consist of the following:

	March 31, 2013	December 31, 2012
Raw materials and supplies	$13,196	$13,014
Work in process	2,708	2,382
Finished goods	5,770	4,364

Inventories	$21,674	$19,760

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

4. Intangible Assets

Intangible assets consist of the following:

	March 31, 2013
		Subject to Amortization
	Not Subject to Amortization	Gross Carrying Amount	Accumulated Amortization	Total
Goodwill	$88,479			$88,479

Brand names	$35,100			$35,100
Customer relationships		$67,000	$(42,185)	24,815
Deferred financing costs		16,123	(7,786)	8,337

	$35,100	$83,123	$(49,971)	$68,252

	December 31, 2012
		Subject to Amortization
	Not Subject to Amortization	Gross Carrying Amount	Accumulated Amortization	Total
Goodwill	$88,484			$88,484

Brand names	$35,100			$35,100
Customer relationships		$67,000	$(41,069)	25,931
Deferred financing costs		16,123	(7,006)	9,117

	$35,100	$83,123	$(48,075)	$70,148

There were no events or circumstances during the three months ended March 31, 2013 to indicate that the assets, whether or not subject to amortization, should be evaluated for potential impairment.

5. Accrued Expenses

Accrued expenses consist of the following:

	March 31, 2013	December 31, 2012
Interest	$7,475	$1,178
Salaries, wages and employee benefits	5,813	6,761
Commissions, rebates and marketing programs	2,630	2,893
Other, including product warranty accruals	3,127	2,690
Workers’ compensation	1,391	1,371

Accrued expenses	$20,436	$14,893

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

Product warranty accrual activity for the three months ended is as follows:

	March 31, 2013	March 31, 2012
Beginning balance — December 31	$733	$732
Accruals for warranties	753	757
Claims paid	(786)	(734)

Ending balance — March 31	$700	$755

6. Stock-Based Compensation

The Company has a management incentive plan, (the “Plan”) which provides for the grants of incentive Class D limited partnership units in Holdings to selected employees of the Company.

Under the terms of the Plan, the Class D units vest with time-based vesting over three years. Upon vesting, each Class D unit entitles the unit holder the option to purchase one Class A unit in Holdings. All Class D units are issued with an exercise price equal to the then fair value of Holdings’ Class A units as determined by the Company.

The fair value of the Class D units granted is based on the Black-Scholes option-pricing model. In accordance with Accounting Standards Codification (“ASC”) Topic 718, the Company is required to incorporate a volatility factor in the fair value calculation. The volatility factor is developed through the use of a sample of peer group companies consisting of publicly-traded companies that operate in the Company’s same industry. The Company granted no incentive Class D units during the three months ended March 31, 2013.

Compensation expense related to Class D units was negligible for the three months ended March 31, 2013 and $0.05 million for the three months ended March 31, 2012. Because individuals receiving these Class D unit awards are employees of Norcraft, the compensation expense is recorded at the Norcraft level.

A summary of Class D Unit activity under the Plan is as follows:

	Three Months Ended March 31, 2013
	Units	Weighted- Average Exercise Price
Beginning balance	6,961,577	$0.26
Granted	—	—
Exercised	(8,333)	$0.39
Forfeited/expired	(16,667)	$0.39

Ending balance	6,936,577	$0.26

Exercisable	6,776,577	$0.26

The intrinsic values of the issued Class D units and exercisable Class D units at March 31, 2013 were each $0.5 million.

The Plan will terminate in December 2015.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

7. Long-Term Debt

Long-term debt consists of the following:

	March 31, 2013	December 31, 2012
Senior secured second lien notes payable (due in 2015 with semi-annual interest payments at 10.5%)	$240,000	$240,000

Long term debt	$240,000	$240,000

ABL Facility

In December 2009, in connection with the issuance of the senior secured second lien notes, Norcraft entered into a senior secured first-lien asset-based revolving credit facility (the “ABL Facility”) pursuant to a credit agreement dated as of December 9, 2009 (the “ABL Credit Agreement”) by and among Norcraft, as borrower, Norcraft Intermediate Holdings, L.P. and other guarantors party thereto, as guarantors, the lenders party thereto and UBS Securities LLC, as arranger, bookmanager, documentation agent and syndication agent, and UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent and UBS Loan Finance LLC, as swingline lender. The ABL Facility provides for aggregate commitments of up to $25.0 million, including a letter of credit sub-facility and a swingline loan sub-facility, subject to a borrowing base and has a maturity date of December 9, 2013. As of March 31, 2013, the borrowing base was approximately $20.9 million.

In May 2011, the ABL Credit Agreement was modified and now has a maturity of September 2015.

The ABL Credit Agreement contains negative covenants that restrict or limit the ability of Norcraft Intermediate Holdings, L.P., which is the immediate parent of Norcraft, and its subsidiaries from, among other things, (a) selling assets, (b) altering the business that Norcraft currently conducts, (c) engaging in mergers, acquisitions and other business combinations, (d) declaring dividends or redeeming or repurchasing the Company’s equity interests, (e) incurring additional debt or guarantees, (f) making loans and investments, (g) incurring liens, (h) entering into transactions with affiliates, (i) engaging in sale and leaseback transactions and (j) prepaying the senior secured second lien notes, the senior discount notes and any subordinated debt. As of March 31, 2013, the Company was in compliance with these provisions.

Indebtedness under the ABL Facility is guaranteed, on a joint and several basis, by Norcraft Intermediate Holdings, L.P.(the immediate parent of Norcraft), Norcraft Finance Corp. (a subsidiary of Norcraft), Norcraft Canada Corporation (a subsidiary of Norcraft) and all of Norcraft’s current and future subsidiaries, subject to exceptions for foreign subsidiaries to the extent of adverse tax consequences, and is secured by a first priority security interest in substantially all of Norcraft’s and the guarantor’s existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and proceeds of the foregoing.

As of March 31, 2013, there were no borrowings outstanding, approximately $4.5 million in a letter of credit outstanding and unused commitments of $16.4 million under the ABL Facility.

The Company has no unused letters of credit.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

Senior Secured Second Lien Notes

In December 2009, Norcraft and Norcraft Finance Corp., a wholly owned finance subsidiary of Norcraft, issued, on a joint and several basis, $180.0 million aggregate principal amount of 10.5% senior secured second lien notes (the “senior secured second lien notes”). Interest accrues on the senior secured second lien notes and is payable semiannually on June 15 and December 15 of each year at a rate of 10.5% per annum, which commenced on June 15, 2010. Proceeds from the issuance of the senior secured second lien notes were used to redeem the 9% senior subordinated notes due 2011 and to make a distribution to Holdings which allowed Holdings to repurchase a portion of its 9.75% senior discount notes due 2012.

In May 2011, Norcraft and Norcraft Finance Corp. issued, on a joint and several basis, an additional $60.0 million aggregate principal amount of these senior secured second lien notes at a 1.04 premium, for total gross proceeds of $62.4 million. Proceeds from this issuance of the senior secured second lien notes were used to make a distribution to Holdings to allow Holdings to retire the remainder of its 9.75% senior discount notes due 2012 and to pay related transaction and financing costs.

Norcraft may redeem the senior secured second lien notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the senior secured second lien notes plus a premium declining ratably to par plus accrued interest.

If Norcraft experiences a change of control, Norcraft may be required to offer to purchase the senior secured second lien notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

Additionally, the terms of the indenture governing the senior secured second lien notes limit Norcraft’s ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions. As of March 31, 2013, Norcraft was in compliance with these provisions.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

The following represents certain condensed consolidating financial information as of March 31, 2013 and December 31, 2012 and for the periods ended March 31, 2013 and 2012.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2013 (unaudited)

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Current assets	$75,886	$—	$—	$75,886
Property, plant & equipment, net	25,562	—	—	25,562
Investments in subsidiary	—	(7,564)	7,564	—
Other assets	162,726	—	—	162,726

Total assets	$264,174	$(7,564)	$7,564	$264,174

Current liabilities	$31,570	$—	$—	$31,570
Long-term debt	240,000	—	—	240,000
Unamortized premium on bonds payable	117	—	—	117
Other liabilities	51	—	—	51
Members’ equity subject to put request	—	7,372	—	7,372
Members’ equity (deficit)	(7,564)	(14,936)	7,564	(14,936)

Total liabilities & members’ equity (deficit)	$264,174	$(7,564)	$7,564	$264,174

As of December 31, 2012

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Current assets	$65,263	$—	$—	$65,263
Property, plant & equipment, net	25,961	—	—	25,961
Investments in subsidiary	—	(6,058)	6,058	—
Other assets	164,919	—	—	164,919

Total assets	$256,143	$(6,058)	$6,058	$256,143

Current liabilities	$22,026	$—	$—	$22,026
Long-term debt	240,000	—	—	240,000
Unamortized premium on bonds payable	127	—	—	127
Other liabilities	48	—	—	48
Members’ equity subject to put request	—	6,926	—	6,926
Members’ equity (deficit)	(6,058)	(12,984)	6,058	(12,984)

Total liabilities & members’ equity (deficit)	$256,143	$(6,058)	$6,058	$256,143

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31, 2013 (unaudited)

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Net sales	$77,348	$—	$—	$77,348
Cost of sales	57,578	—	—	57,578

Gross profit	19,770	—	—	19,770
Equity in earnings (losses) of subsidiary	—	(1,323)	1,323	—
Selling, general and administrative expenses	13,856	—	—	13,856

Income (loss) from operations	5,914	(1,323)	1,323	5,914
Other expense:
Interest expense, net	6,447	—	—	6,447
Amortization of deferred financing costs	780	—	—	780
Other expense, net	10	—	—	10

Total other expense	7,237	—	—	7,237
Net income (loss)	(1,323)	(1,323)	1,323	(1,323)
Other comprehensive income (loss):
Foreign currency translation adjustment	(191)	—	—	(191)

Total other comprehensive income (loss)	(191)	—	—	(191)

Comprehensive income (loss)	$(1,514)	$(1,323)	$1,323	$(1,514)

For the Three Months Ended March 31, 2012 (unaudited)

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Net sales	$67,862	$—	$—	$67,862
Cost of sales	49,942	—	—	49,942

Gross profit	17,920	—	—	17,920
Equity in earnings (losses) of subsidiary	—	(2,516)	2,516	—
Selling, general and administrative expenses	13,179	—	—	13,179

Income (loss) from operations	4,741	(2,516)	2,516	4,741
Other expense:
Interest expense, net	6,450	—	—	6,450
Amortization of deferred financing costs	780	—	—	780
Other expense, net	27	—	—	27

Total other expense	7,257	—	—	7,257
Net income (loss)	(2,516)	(2,516)	2,516	(2,516)
Other comprehensive income (loss):
Foreign currency translation adjustment	223	—	—	223

Total other comprehensive income (loss)	223	—	—	223

Comprehensive income (loss)	$(2,293)	$(2,516)	$2,516	$(2,293)

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2013 (unaudited)

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Cash flows provided by (used in) operating activities	$6,178	$(3)	$3	$6,178
Cash flows provided by (used in) investing activities	(1,737)	—	—	(1,737)
Cash flows provided by (used in) financing activities	3	3	(3)	3
Effect of exchange rates on cash and cash equivalents	(32)	—	—	(32)

Net increase (decrease) in cash and cash equivalents	4,412	—	—	4,412
Cash and cash equivalents, beginning of period	23,019	—	—	23,019

Cash and cash equivalents, end of period	$27,431	$—	$—	$27,431

For the Three Months Ended March 31, 2012 (unaudited)

	Consolidated Norcraft Companies, L.P.	Norcraft Holdings, L.P.	Eliminations	Consolidated Norcraft Holdings, L.P.
Cash flows provided by (used in) operating activities	$6,167	$10	$(10)	$6,167
Cash flows provided by (used in) investing activities	(1,618)	—	—	(1,618)
Cash flows provided by (used in) financing activities	(10)	(10)	10	(10)
Effect of exchange rates on cash and cash equivalents	6	—	—	6

Net increase (decrease) in cash and cash equivalents	4,545	—	—	4,545
Cash and cash equivalents, beginning of period	24,185	—	—	24,185

Cash and cash equivalents, end of period	$28,730	$—	$—	$28,730

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in thousands)

(unaudited)

We generally anticipate that the funds generated by operations and current available cash balances will be sufficient to meet working capital requirements, make required member tax distributions and to finance capital expenditures over the next twelve to eighteen months. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized or that future equity or debt financing will be sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

8. Recently Issued Accounting Pronouncements

In July of 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This update improves the reporting of reclassifications out of accumulated other comprehensive income. The amendment is effective prospectively for annual or interim reporting periods beginning after December 15, 2012, for public companies and are effective for reporting periods beginning after December 15, 2013, for private companies. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date. The standard addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The new guidance is to be applied retrospectively to all prior periods presented for those obligations beginning after December 15, 2013 or for nonpublic entities beginning after December 15, 2014. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

                Shares

Norcraft Companies, Inc.

Common Stock

PROSPECTUS

                             , 2013

Citigroup

UBS Investment Bank

Deutsche Bank Securities

RBC Capital Markets

Until                 , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee		*
FINRA filing fee		*
Stock exchange listing fees		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

TOTAL	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we will include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, Norcraft Companies, Inc.’s predecessor, Norcraft Holdings, L.P., issued unregistered securities to its directors, officers and employees as set forth below.

Class A Units

We have issued and sold 793,069.60 Class A units of Norcraft Holdings, Inc. for $315,570 to our directors, officers and employees. We also issued and sold 8,333 Class A units for $3,250 pursuant to the exercise of an incentive award granted under our 2003 Incentive Plan by one of our employees, at an exercise price of $0.39 per share.

These Class A units were issued in transactions exempt from registration under the Securities Act pursuant to 4(a)(2) the Securities Act.

Class D Units

We have issued 1,410,357 Class D units of Norcraft Holdings, L.P. to our directors, officers and employees pursuant to our 2003 Incentive Plan. In each case, once vested, the Class D units may be converted to Class A units of Norcraft Holdings, L.P. at a conversion price ranging from $0.24 to $0.39 per share.

These Class D units were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act. The company will only receive proceeds upon the conversion of the Class D units to Class A units.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number		Exhibit Title
1.1	*	Form of Underwriting Agreement.

3.1	*	Certificate of Incorporation of Norcraft Companies, Inc.

3.2	*	Bylaws of Norcraft Companies, Inc.

4.1	*	Specimen Common Stock certificate of Norcraft Companies, Inc.

4.2		Form of 10 1/2% Senior Secured Second Lien Note due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

4.3		Indenture, dated as of December 9, 2009, by and among Norcraft Companies, L.P. and Norcraft Finance Corp., as issuers, the guarantors named therein, as guarantors, and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed on December 11, 2009).

4.4		Supplemental Indenture, dated as of May 20, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp., Norcraft Canada Corporation and U.S. Bank National Association, as Trustee and as Collateral Agent, related to Norcraft Companies, L.P. and Norcraft Finance Corp.’s 10 1/2% Senior Secured Second Lien Notes due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 20, 2011).

4.5		Second Supplemental Indenture, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp., the Guarantor named therein and U.S. Bank National Association, as trustee and as collateral agent, related to Norcraft Companies, L.P. and Norcraft Finance Corp.’s 10 1/2% Senior Secured Second Lien Notes due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

5.1	*	Opinion of Ropes & Gray LLP.

10.1		Credit Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P., as borrower, Norcraft Intermediate Holdings, L.P., and other guarantors party thereto, as guarantors, the lenders party thereto and UBS Securities LLC, as arranger, bookmanager, documentation agent and syndication agent, and UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent, and UBS Loan Finance LLC, as swingline lender (incorporated by reference to Exhibit 10.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.2		Amendment No. 1 to Credit Agreement, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Intermediate Holdings, L.P., the Subsidiary Guarantor party thereto, the Lenders party thereto and UBS AG Stamford Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.3		U.S. Security Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P., as borrower, Norcraft Intermediate Holdings, L.P., and the other guarantors party thereto, as guarantors, and UBG AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.4		Amendment No. 1 to U.S. Second Lien Security Agreement, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp. and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.5		Canadian Security Agreement, dated as of December 9, 2009, by and among Norcraft Canada Corporation, as guarantor, and the other guarantors party thereto, as guarantors, and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.3 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.6		Amendment No. 1 to Canadian Second Lien Security Agreement, dated as of May 26, 2011, by and among Norcraft Canada Corporation and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.3 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.7		U.S. Second Lien Security Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P. and Norcraft Finance Corp., as issuers, and the guarantors from time to time party thereto and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.4 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.8		Canadian Second Lien Security Agreement, dated as of December 9, 2009, by and among Norcraft Canada Corporation, as guarantor, and the other guarantors from time to time party thereto, as guarantors, and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.5 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.9		Intercreditor Agreement, dated as of December 9, 2009, among UBS AG, Stamford Branch, as administrative agent and collateral agent for the first lien secured parties, U.S. Bank National Association, as trustee and as collateral agent for the New Notes, Norcraft Companies, L.P., as borrower, and Norcraft Canada Corporation, Norcraft Intermediate Holdings, L.P., and Norcraft Finance Corp., as guarantors (incorporated by reference to Exhibit 10.6 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.10		Amendment No. 1 to Intercreditor Agreement, dated as of May 20, 2011, by and among UBS AG, Stamford Branch, as First Lien Agent, U.S. Bank National Association, as Original Second Lien Agent and as Second Lien Collateral Agent, Norcraft Companies, L.P., Norcraft Intermediate Holdings, L.P., Norcraft Finance Corp. and Norcraft Canada Corporation (incorporated by reference to Exhibit 10.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 20, 2011).

10.11		Employment Letter, dated October 21, 2003, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.7 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.12		Amendments to Employment Letter, dated August 17, 2004, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.10 to Norcraft Holdings, L.P.’s Registration Statement on Form S-4 filed on June 25, 2004; File No.: 333-119696).

10.13		Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to Simon Solomon (incorporated by reference to Exhibit 10.10 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.14		Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to John Swedeen (incorporated by reference to Exhibit 10.11 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.15		Employment Letter, dated December 1, 2005, from Norcraft Companies, L.P. to Kurt Wanninger (incorporated by reference to Exhibit 10.19 to Norcraft Companies, L.P. Form 10-K filed on March 31, 2006).

10.16		Employment Letter, dated February 13, 2008, from Norcraft Companies, L.P. to Simon Solomon. (incorporated by reference to Exhibit 10.22 to Norcraft Holdings, L.P.’s Form 10-K filed on March 31, 2009).

10.17	*	Form of Contribution Agreement.

10.18	*	Form of Registration Rights Agreement.

10.19	*	Form of Stockholders Agreement.

10.20	*	Form of Indemnification Agreement.

10.21	*	Form of Tax Receivable Agreement(s).

21.1	*	Subsidiaries of Norcraft Companies, Inc.

23.1	*	Consent of Grant Thornton LLP.

23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

23.3	*	Consent of Grant Thornton LLP.

24.1	*	Powers of Attorney (included in signature page).

*	To be completed by amendment.

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eagan on the 30th day of July, 2013.

Norcraft Companies, Inc. (Registrant)

By:
	Name:	Mark Buller
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Buller and Christopher Reilly and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark Buller	Chairman and Chief Executive Officer	, 2013

Leigh Ginter	Chief Financial Officer	, 2013

Michael Maselli	Director	, 2013

Christopher Reilly	Director	, 2013

Ira Zecher	Director	, 2013

EXHIBIT LIST

Exhibits and Financial Statements Schedules.

Exhibit Number		Exhibit Title
1.1	*	Form of Underwriting Agreement.

3.1	*	Certificate of Incorporation of Norcraft Companies, Inc.

3.2	*	Bylaws of Norcraft Companies, Inc.

4.1	*	Specimen Common Stock certificate of Norcraft Companies, Inc.

4.2		Form of 10 1/2% Senior Secured Second Lien Note due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

4.3		Indenture, dated as of December 9, 2009, by and among Norcraft Companies, L.P. and Norcraft Finance Corp., as issuers, the guarantors named therein, as guarantors, and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed on December 11, 2009).

4.4		Supplemental Indenture, dated as of May 20, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp., Norcraft Canada Corporation and U.S. Bank National Association, as Trustee and as Collateral Agent, related to Norcraft Companies, L.P. and Norcraft Finance Corp.’s 10 1/2% Senior Secured Second Lien Notes due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 20, 2011).

4.5		Second Supplemental Indenture, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp., the Guarantor named therein and U.S. Bank National Association, as trustee and as collateral agent, related to Norcraft Companies, L.P. and Norcraft Finance Corp.’s 10 1/2% Senior Secured Second Lien Notes due 2015 (incorporated by reference to Exhibit 4.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

5.1	*	Opinion of Ropes & Gray LLP.

10.1		Credit Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P., as borrower, Norcraft Intermediate Holdings, L.P., and other guarantors party thereto, as guarantors, the lenders party thereto and UBS Securities LLC, as arranger, bookmanager, documentation agent and syndication agent, and UBS AG, Stamford Branch, as issuing bank, administrative agent and collateral agent, and UBS Loan Finance LLC, as swingline lender (incorporated by reference to Exhibit 10.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.2		Amendment No. 1 to Credit Agreement, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Intermediate Holdings, L.P., the Subsidiary Guarantor party thereto, the Lenders party thereto and UBS AG Stamford Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.3		U.S. Security Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P., as borrower, Norcraft Intermediate Holdings, L.P., and the other guarantors party thereto, as guarantors, and UBG AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.4		Amendment No. 1 to U.S. Second Lien Security Agreement, dated as of May 26, 2011, by and among Norcraft Companies, L.P., Norcraft Finance Corp. and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.2 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.5		Canadian Security Agreement, dated as of December 9, 2009, by and among Norcraft Canada Corporation, as guarantor, and the other guarantors party thereto, as guarantors, and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.3 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.6		Amendment No. 1 to Canadian Second Lien Security Agreement, dated as of May 26, 2011, by and among Norcraft Canada Corporation and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.3 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 26, 2011).

10.7		U.S. Second Lien Security Agreement, dated as of December 9, 2009, by and among Norcraft Companies, L.P. and Norcraft Finance Corp., as issuers, and the guarantors from time to time party thereto and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.4 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.8		Canadian Second Lien Security Agreement, dated as of December 9, 2009, by and among Norcraft Canada Corporation, as guarantor, and the other guarantors from time to time party thereto, as guarantors, and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.5 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.9		Intercreditor Agreement, dated as of December 9, 2009, among UBS AG, Stamford Branch, as administrative agent and collateral agent for the first lien secured parties, U.S. Bank National Association, as trustee and as collateral agent for the New Notes, Norcraft Companies, L.P., as borrower, and Norcraft Canada Corporation, Norcraft Intermediate Holdings, L.P., and Norcraft Finance Corp., as guarantors (incorporated by reference to Exhibit 10.6 to Norcraft Companies, L.P. Current Report on Form 8-K filed December 11, 2009).

10.10		Amendment No. 1 to Intercreditor Agreement, dated as of May 20, 2011, by and among UBS AG, Stamford Branch, as First Lien Agent, U.S. Bank National Association, as Original Second Lien Agent and as Second Lien Collateral Agent, Norcraft Companies, L.P., Norcraft Intermediate Holdings, L.P., Norcraft Finance Corp. and Norcraft Canada Corporation (incorporated by reference to Exhibit 10.1 to Norcraft Companies, L.P. Current Report on Form 8-K filed May 20, 2011).

10.11		Employment Letter, dated October 21, 2003, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.7 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.12		Amendments to Employment Letter, dated August 17, 2004, from Norcraft Holdings, L.P. to Mark Buller (incorporated by reference to Exhibit 10.10 to Norcraft Holdings, L.P.’s Registration Statement on Form S-4 filed on June 25, 2004; File No.: 333-119696).

10.13		Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to Simon Solomon (incorporated by reference to Exhibit 10.10 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.14		Employment Letter, dated October 21, 2003, from Norcraft Companies, L.P. to John Swedeen (incorporated by reference to Exhibit 10.11 to Norcraft Companies, L.P. Form S-4 filed on April 27, 2004; File No.: 333-114924).

10.15		Employment Letter, dated December 1, 2005, from Norcraft Companies, L.P. to Kurt Wanninger (incorporated by reference to Exhibit 10.19 to Norcraft Companies, L.P. Form 10-K filed on March 31, 2006).

10.16		Employment Letter, dated February 13, 2008, from Norcraft Companies, L.P. to Simon Solomon. (incorporated by reference to Exhibit 10.22 to Norcraft Holdings, L.P.’s Form 10-K filed on March 31, 2009).

10.17	*	Form of Contribution Agreement.

10.18	*	Form of Registration Rights Agreement.

10.19	*	Form of Stockholders Agreement.

10.20	*	Form of Indemnification Agreement.

10.21	*	Form of Tax Receivable Agreement(s).

21.1	*	Subsidiaries of Norcraft Companies, Inc.

23.1	*	Consent of Grant Thornton LLP.

23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

23.3	*	Consent of Grant Thornton LLP.

24.1	*	Powers of Attorney (included in signature page).

*	To be filed by amendment.